ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

02 JUL -3 AM 10: 58

02042361

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

June 19, 2002

Re: ARCON International Resources P.l.c., Rule 13g – 2g(b) Exemption
File No. 82-4803

To Whom It May Concern

Please find enclosed information and/or documents furnished on behalf of ARCON International Resources P.l.c. (Rule 12g3-2(b) File No. 82-4803) submitted pursuant to paragraph (b) (I) (iii) of Rule 12g3-2, which information shall not be deemed 'filed' with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act of 1934.

Yours sincerely,

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Michel Graham
Company Secretary.

ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

FOR INFORMATION ONLY

19 June, 2002

ARCON International Resources P.l.c. ("ARCON" or "the Company")

PART I: FINANCIAL RESTRUCTURING SECURES ARCON'S FUTURE

UNDERWRITTEN 4 FOR 1 RIGHTS ISSUE TO RAISE €28.75 MILLION

PART II: PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

02 JUL -3 AM 10:58

PART I: KEY POINTS

- The Board has today announced a major restructuring of its financial position which will on completion, involve a reduction in the indebtedness of the ARCON Group from approximately US$100 million (€105.50 million) prior to the effect of the restructuring, to approximately US$22 million (€23.21 million). This significantly reduces the Group's debt servicing costs, maintains employment at the Galmoy Mine, and facilitates implementation of the Group's strategy to enhance its future performance;

- Shareholders will be offered, (conditional *inter alia*, upon the approval of requisite Resolutions at an Extraordinary General Meeting) an entitlement to participate in a 4 for 1 Rights Issue of 1,150,009,328 New Ordinary Shares at a price of €0.025 per New Ordinary Share, to raise in aggregate €28.75 million prior to expenses. The Rights Issue Price represents a discount of approximately 16.7% relative to the closing market price per Existing Ordinary Share on the Irish Stock Exchange on 30 April, 2002 (being the date on which trading in the Existing Ordinary Shares was suspended) of €0.03. The New Ordinary Shares (each having a nominal value of €0.01 following a Share Split) deemed held for the purposes of Rights Issue entitlements will be the number of Existing Ordinary Shares actually held on the Record Date.

- As a result of the financial restructuring and Rights Issue, Equity Shareholders' Funds will increase, on a *pro forma* basis, from €51,000 as per the consolidated balance sheet at 31 December, 2001, to €31.4 million. A pro forma balance sheet for the ARCON Group as at 31 December, 2001, which has been prepared to show the effect of the Share Split, Rights Issue, issue of Conversion Shares in satisfaction of bank debt and application of the net proceeds of the Rights Issue to settle all current bank obligations, is contained at the Appendix to Part I of this announcement.

- Sir Anthony O'Reilly has given an irrevocable undertaking to take up the Rights associated with the New Ordinary Shares in which he is beneficially interested, being 123,873,231 New Ordinary Shares representing approximately 43.1% of the Existing Issued Ordinary Share Capital, with a *pro rata* entitlement to 495,492,924 Rights Issue Shares. Sir Anthony O'Reilly and Indexia Holdings Limited, a Cypriot company owned and controlled by Sir Anthony O'Reilly, has agreed to underwrite the balance of the Rights Issue;

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

19 June, 2002

ARCON International Resources P.l.c. ("ARCON" or "the Company")

PART I: FINANCIAL RESTRUCTURING SECURES ARCON'S FUTURE

UNDERWRITTEN 4 FOR 1 RIGHTS ISSUE TO RAISE €28.75 MILLION

PART II: PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

PART I: KEY POINTS

- The Board has today announced a major restructuring of its financial position which will on completion, involve a reduction in the indebtedness of the ARCON Group from approximately US$100 million (€105.50 million) prior to the effect of the restructuring, to approximately US$22 million (€23.21 million). This significantly reduces the Group's debt servicing costs, maintains employment at the Galmoy Mine, and facilitates implementation of the Group's strategy to enhance its future performance;

- Shareholders will be offered, (conditional *inter alia*, upon the approval of requisite Resolutions at an Extraordinary General Meeting) an entitlement to participate in a 4 for 1 Rights Issue of 1,150,009,328 New Ordinary Shares at a price of €0.025 per New Ordinary Share, to raise in aggregate €28.75 million prior to expenses. The Rights Issue Price represents a discount of approximately 16.7% relative to the closing market price per Existing Ordinary Share on the Irish Stock Exchange on 30 April, 2002 (being the date on which trading in the Existing Ordinary Shares was suspended) of €0.03. The New Ordinary Shares (each having a nominal value of €0.01 following a Share Split) deemed held for the purposes of Rights Issue entitlements will be the number of Existing Ordinary Shares actually held on the Record Date.

- As a result of the financial restructuring and Rights Issue, Equity Shareholders' Funds will increase, on a *pro forma* basis, from €51,000 as per the consolidated balance sheet at 31 December, 2001, to €31.4 million. A pro forma balance sheet for the ARCON Group as at 31 December, 2001, which has been prepared to show the effect of the Share Split, Rights Issue, issue of Conversion Shares in satisfaction of bank debt and application of the net proceeds of the Rights Issue to settle all current bank obligations, is contained at the Appendix to Part I of this announcement.

- Sir Anthony O'Reilly has given an irrevocable undertaking to take up the Rights associated with the New Ordinary Shares in which he is beneficially interested, being 123,873,231 New Ordinary Shares representing approximately 43.1% of the Existing Issued Ordinary Share Capital, with a *pro rata* entitlement to 495,492,924 Rights Issue Shares. Sir Anthony O'Reilly and Indexia Holdings Limited, a Cypriot company owned and controlled by Sir Anthony O'Reilly, has agreed to underwrite the balance of the Rights Issue;

- Planned capital expenditure programme of €5.7 million to increase the capacity at the Company's wholly owned Galmoy Mine to 720,000 t.p.a. in order to derive maximum benefit from any recovery in zinc prices;

- The Directors have estimated that for every US$100/tonne increase in the price of zinc, turnover of the ARCON Group would increase by approximately US$60 per metric tonne of contained zinc metal sold, assuming maintenance of current contract terms and of a zinc concentrate grade of 53.5%;

- Intense exploration programme, with the objective of discovering and proving of additional reserves in order to extend the life of the Galmoy Mine, by:

  (1) focussing on drilling areas in the vicinity of the Galmoy Mine where the mineralisation remains open and at anomalies recently identified by gravity survey;

  (2) prioritising an extension of gravity surveying over other areas in the Galmoy exploration licence area in order to identify further drilling targets;

  (3) drilling at the prospective Rapla area; and

  (4) continued exploration of the area extending from Rapla towards the Lisheen mine which is held by ARCON under exclusive prospecting licence;

- Restoration of listing in the Company's Existing Ordinary Shares on the Official Lists and of trading on the Irish Stock Exchange and the London Stock Exchange following issue of this announcement;

- Expected publication and posting to Shareholders today of the Group's Annual Report and Accounts, 2001 and of a Prospectus containing details *inter alia* of the financial restructuring and the Rights Issue and convening respectively the Annual General Meeting and an Extraordinary General Meeting of the Company for 12 July, 2002.

PART II: KEY POINTS

Summary of preliminary results for each of the two years ended 31 December, 2001:

	2001 €'000	**2000 €'000**
Turnover	18,726	27,185
Operating loss – continuing operations (pre exceptional items)	(15,712)	(1,484)
Loss after tax for the financial year	(15,637)	(10,478)
Loss per share (basic) - cents	(5.4)	(3.6)

- The fall in turnover for the year relative to 2000 reflects the substantial fall in zinc prices over the period while production in the first nine months of the period was limited due to very difficult mining conditions in the CW orebody. Ore mining and processing volumes improved substantially in the last quarter, 2001 and this trend has continued into 2002, with a 17% and 20% increase in milled tonnage and concentrate produced respectively in the first quarter 2002 relative to the same period last year;

- The loss for the year includes a net gain of €7.6 million pursuant to the financial restructuring referred to herein. Additionally, as a result of amended forecasts of zinc prices over the life of the Galmoy Mine and revision of reserve estimates as at 31 December, 2001, the carrying value of the Group's investment in the mine and mine assets has been written down to €42.8 million, resulting in an exceptional depreciation charge of €69.5 million.

Commenting on the proposals, Tony O'Reilly Jnr, Chairman of ARCON said:

"While the Company has focussed in 2001 on reversing the decline in zinc yields and productivity at the Galmoy Mine experienced in 2000, the continued weakness in the zinc price has impacted on the performance of the ARCON Group. Negotiations with the members of the Banking Syndicate in relation to the Group's obligations under its syndicated debt facility has also been a priority for management over the last year.

Today's announcement of the financial restructuring, which is being executed with the assistance of our largest shareholder, Sir Anthony O'Reilly, together with the Rights Issue, is a vital step in restoring ARCON to financial health, maintaining employment at the Galmoy Mine, and ensuring it will be well positioned to capitalise on a rebounding zinc price. Moreover the Group's intended commencement of an intense exploration programme in the vicinity of the Galmoy Mine site and at Rapla, which will be financed from the net proceeds of the Rights Issue, will be of fundamental importance in achieving the objective of extending the mine life of the ARCON Group."

For reference:

Mr. Kevin Ross	Mr. Jim Milton / Ms. Pauline McAlester
ARCON International Resources P.l.c.	Murray Consultants Ltd
Telephone: + 353 1 667 3063	Telephone: + 353 1 632 6400

Davy Stockbrokers and Davy Corporate Finance Limited, each of which are regulated in Ireland by the Central Bank of Ireland, are acting for ARCON International Resources P.l.c. and are not acting for any person other than ARCON and will not be responsible to any person other than ARCON for providing the protections afforded to their customers or for providing advice in connection with the Rights Issue or any of the Proposals referred to herein.

This summary should be read in conjunction with the full text of the following announcement. Part I of the announcement contains further details on the proposed financial restructuring and proposed Rights Issue and the Appendix to Part I contains a pro forma balance sheet for the ARCON Group as at 31 December, 2001 in connection with the proposals. Part II contains the Preliminary Results of the ARCON Group for the year ended 31 December, 2001. Definitions of certain expressions used in this summary and the following announcement are set out at the end of the announcement.

ARCON International Resources P.l.c.

PART I

FINANCIAL RESTRUCTURING AND UNDERWRITTEN 4 FOR 1 RIGHTS ISSUE TO RAISE €28.75 MILLION

Introduction

Further to the announcement on 30 April, 2002, the Board of ARCON International Resources P.l.c. is pleased to announce the details of a very significant restructuring of the ARCON Group's balance sheet and finances comprising a reduction in outstanding debt by US$78 million (approximately €82.30 million) and an equity fundraising to raise €28.75 million to ensure the ongoing viability of the Group. While the Group's future profitability will continue to be primarily influenced by the zinc price, the repositioning resulting from the refinancing announced today will, by enabling implementation of plans to increase production at Galmoy, maximise benefit to be derived by ARCON from any recovery in zinc prices. Moreover, the Directors are confident that a substantial discovery and proving of additional reserves pursuant to the Group's scheduled exploration programme, would materially extend the mine life of the ARCON Group.

Financial Restructuring

In an environment of a decline in the last year in, and ongoing volatility of, the zinc price, the ARCON Group has experienced a reduction in its cashflow and consequently has been unable to meet its obligations under its Banking Syndicate debt facility. Negotiations in relation to the Group's obligations under this facility, (under which in aggregate US$85 million was outstanding as at 31 March, 2002), and the timing of repayment, have been ongoing over the last year.

As a result of negotiations with the Banking Syndicate and following agreement by Sir Anthony O'Reilly to continue to support the Company, Fairfield Holdings Limited, a Cypriot company, owned and controlled by Sir Anthony O'Reilly, has acquired US$82 million of the debt owed to the Banking Syndicate and has written down this outstanding debt to US$20 million. Interest on the debt is charged at a variable rate, currently 8% per annum, and the debt falls due for minimum repayment instalments commencing on 30 June, 2003 and ending in June, 2006. The security on the debt remains in place.

In addition, conditional on approval of the Resolutions, ARCON has reached agreement with the Banking Syndicate, to issue in aggregate 143,751,165 New Ordinary Shares at a price of €0.025 (the Rights Issue Price), representing in aggregate 9.99% of the issued ordinary share capital of the Company following the Rights Issue, in satisfaction of all remaining obligations to the Banking Syndicate, including €3.59 million in debt. In the event that the Rights Issue does not proceed, the number of Ordinary Shares to be so allotted would (conditional on the Directors having been granted appropriate allotment authorities), be 28,750,232, representing 9.99% of the Existing Issued Ordinary Share Capital.

Over the two years up to 31 March, 2002 Indexia has provided funds by way of loan to the Group totalling US$12.25 million (€12.92 million) for general working capital purposes. The loans were unsecured and interest thereon of in aggregate US$550,000 (€580,000) to 31 March, 2002 was capitalised in full. Since 31 March, 2002 Indexia has advanced a further US$1.75 million (€1.85 million) to ARCON and has committed to advance an additional US$0.75 million (€0.79 million) pending completion of the Rights Issue, being a total of US$15.3 million (€16.14 million). Pursuant to an agreement dated 19 June, 2002, Indexia has agreed to transfer to ARCON Zinc Ltd. (a wholly owned subsidiary of the Company) US$9 million (€9.55 million) of debt owed by ARCON to Indexia in consideration of €1 and ARCON has agreed to repay to Indexia US$4.4 million (€4.64 million) (which will include all funds advanced subsequent to 31 March, 2002) from the net proceeds of the Rights Issue. The balance of debt, which is unsecured, due to Indexia as at 31 March, 2002 of US$1.89 million and US$168,000 accrued interest (€2 million and €178,000 respectively) incurs interest at a

variable rate, currently 8% per annum and falls due for repayment from production cashflows of the ARCON Group.

Sir Anthony O'Reilly and Indexia Holdings Limited also provided guarantees in 2001 of €6.5 million (index linked) to Bank of Scotland (ICC Bank) as additional security to that bank in respect of (1) the Galmoy Mine closure bond (established in accordance with the requirements of the planning permission issued to the Company in respect of the Galmoy Mine); and (2) the Galmoy Mine licence bond (established in accordance with the State Mining Licence) issued by ICC Bank and as a result of which ICC Bank released to ARCON Mines Limited €4.8 million which has been utilised by ARCON Mines Limited for general working capital purposes.

Rights Issue

As part of its financial restructuring and in order to finance a capital expenditure programme to increase capacity at the Galmoy Mine and to continue the commercial exploitation of its assets, Shareholders in ARCON are being invited to apply under a Rights Issue for the Rights Issue Shares at an Issue Price of €0.025 (payable in full on application and free of all expenses), on the following basis:

4 Rights Issue Shares for every 1 New Ordinary Share

deemed to be held by them at the close of business on 9 July, 2002 ("the Record Date"), and so on in proportion for any other number of New Ordinary Shares deemed to be held, and otherwise on the terms and conditions to be set out in the Prospectus and in the Provisional Allotment Letter. The number of New Ordinary Shares deemed held on the Record Date for the purposes of calculating the Rights entitlement of Qualifying Shareholders (which assumes the Share Split referred to be below is approved and becomes effective), will be the number of Existing Ordinary Shares held.

Share Split

Because the Rights Issue Price represents a discount to the nominal value of the Existing Ordinary Shares of €0.06 and section 27 of the 1983 Act prevents a company from issuing shares at a price less than their nominal value, it is proposed that each Existing Ordinary Share be split into one New Ordinary Share of nominal value €0.01 and one Deferred Share of nominal value €0.05. Each resulting New Ordinary Share will have the same rights (including voting, dividend rights and rights on a return of capital) as each Existing Ordinary Share. Share certificates for the Existing Ordinary Shares will remain valid for the same number of New Ordinary Shares arising. The rights attaching to the Deferred Shares, which will not be listed, will render them effectively valueless. It is not intended to issue certificates in respect of the Deferred Shares.

The Share Split, and accordingly the Rights Issue, is conditional on Shareholder approval which is intended to be sought at the Extraordinary General Meeting.

Irrevocable Commitments and Underwriting

Sir Anthony O'Reilly has given an irrevocable undertaking to take up the Rights associated with the New Ordinary Shares in which he is beneficially interested, being 123,873,231 New Ordinary Shares representing 43.1% of the Existing Issued Ordinary Share Capital, with a *pro rata* entitlement to 495,492,924 Rights Issue Shares. The balance of the Rights Issue is being underwritten by Sir Anthony O'Reilly and Indexia.

The irrevocable and underwriting commitments given by Sir Anthony O'Reilly, and accordingly the Rights Issue, are conditional, *inter alia,* on Shareholder approval of the Waiver Resolution, further detail in relation to which is set out under the section entitled "Waiver of Obligation to Make a General Offer under Rule 9" below.

Directors' Participation

The Directors, whose shareholdings comprise in total 1,965,032 Existing Ordinary Shares, amounting to 0.68% of the Existing Issued Ordinary Share Capital of the Company, intend to participate in the Rights Issue.

The Rights Issue Shares will be in registered form and will, when issued and fully paid, rank *pari passu* in all respects with the New Ordinary Shares, including the right to receive all dividends and other distributions thereafter declared, paid or made. Further details of the Rights Issue, and the terms under which it is being made, including the procedure for acceptance and payment, will be contained in a Prospectus expected to be published by the Company today. The Directors expect that Provisional Allotment Letters relating to the Rights Issue will be posted to Shareholders on the day of the EGM.

The proposed Rights Issue will be conditional on:

(a) approval of Resolutions No. 1 to No. 7 (inclusive) to be proposed at the EGM;

(b) Admission becoming effective by no later than 8.00 a.m. on 15 July, 2002 (or such later time and date as the Company and the Underwriters may agree); and

(c) the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms.

It is expected that these conditions will be satisfied and that dealings in the Rights Issue Shares, nil paid, will commence on 15 July, 2002. The latest time and date for payment under the Rights Issue is expected to be 3.00 p.m. on 2 August, 2002.

Use of Proceeds of the Rights Issue

The proceeds of the Rights Issue will be used to fund a capital expenditure programme over the forthcoming year at the Galmoy Mine which, through to the end of 2003 comprises three main elements: expansion of the mine water treatment plant and access development and infrastructure installation in the mine, which are necessary for the continued operation and upkeep of the Galmoy Mine, and a mill expansion programme to increase the milling capacity up to 720,000 t.p.a.. The total expected cost of this programme during 2002 and 2003 is €5.7 million. Further details in relation to the plans to increase capacity are set out in the section entitled "Strategy of the ARCON Group" below.

The balance of the net proceeds of the Rights Issue will be used to repay creditors, including banking debt (other than to the Banking Syndicate) of US$3.3 (approximately €3.48 million) and including Indexia which will receive US$4.4 million (approximately €4.64 million), to fund an exploration programme primarily focussed around the Galmoy Mine and at Rapla at a budgeted initial cost of €3.0 million, and for general corporate and working capital purposes.

Strategy of the ARCON Group

Prior to the effect of the financial restructuring detailed herein, total indebtedness of the ARCON Group was US$100 million (€105.50 million). This level of debt, combined with reduced Group cash flows, has exposed the ARCON Group to considerable uncertainty with regard to the Group's survival over the past year. Assuming completion of the debt restructuring arrangements, and the application of the Rights Issue proceeds, the ARCON Group will have outstanding loans of approximately US$22 million (€23.21 million). Interest due under these debt facilities will therefore be significantly reduced. This will leave ARCON in a substantially improved debt position and will, the Directors believe, ensure that the Shareholders will be better placed to benefit from an anticipated improvement in ARCON's performance.

Following this financial restructuring, and the consequent reduction in the cost of debt servicing, ARCON's strategy (the execution of which will rely on the proceeds of the Rights Issue) to enhance its future performance is two fold: firstly, to achieve greater production efficiency at the Galmoy Mine, and secondly, to carry out further exploration drilling on a number of targets in proximity to the Galmoy Mine and the prospective Rapla area.

(a) Production

ARCON intends to lower its cash operating unit cost of production at the Galmoy Mine by further increasing the volume of ore milled to levels in excess of 650,000 t.p.a., (the equivalent of which has been milled over the six months ending 31 March, 2002).

During the aforesaid period the mining rate has been 720,000 t.p.a. (ore and waste) and following the completion of a waste development programme associated with the development of underground infrastructure during the second quarter 2002, the Directors expect the waste rock production to decrease significantly in the second half of 2002.

A number of planned modifications to the mill circuit will enable the milling rate to increase from 650,000 t.p.a. to 720,000 t.p.a. and, in addition, is expected to improve recoveries and concentrate grade. These modifications include uprating the mainline pumps, increasing the instrumentation levels, installation of forced air flotation mechanisms in the zinc flotation circuit and increasing the leach circuit capacity.

The expected increase in throughput will reduce the unit cost as a large proportion of the operating costs are fixed costs. In addition, the Company is carrying out a review of its major production costs, particularly explosives (using lower cost alternatives), power (reducing unit consumption through energy efficiency programmes) and reagents (reducing unit consumption).

(b) Exploration

ARCON carried out a detailed gravity survey in 2001 covering an area of 25 kms^2 from an area adjacent to the Galmoy Mine site to the Rapla area, 6 km from the Galmoy Mine. Drill hole information and this gravity survey have been interpreted as identifying a geological fault linking the source "G" fault at the Galmoy Mine to the Rapla area. As a consequence, the Company has identified three gravity anomalies, which, the Directors believe, justify further drilling. In addition, this interpretation also indicates a large area of potential between Galmoy and Rapla. It is ARCON's intention to further extend this style of gravity survey over other areas on its Galmoy exploration licence area and around the Galmoy Mine area to identify additional drilling targets. The objectives of this exploration programme are:

(i) to increase the mineral resources in the vicinity of the Galmoy Mine by drilling areas where the mineralisation remains open and drilling of recently identified gravity anomalies;

(ii) to further explore the potential identified at Rapla through drilling. Drilling to date has outlined a contiguous zone, containing an inferred resource of circa 2.7 million tonnes at 6.9% Zn, 1.5% Pb. A fault, thought to be the source of the mineralising fluids, has been identified. The zone is open to the east along the strike of the fault and sulphur isotope evidence indicates an eastward source to the mineralisation. This will be tested through the drilling programme;

(iii) to continue exploring the prospective geological area stretching 13km from Rapla in the northeast, through Galmoy, towards the Lisheen mine in the southwest, which is held by ARCON under exclusive prospecting licence, through drilling and geophysical methods; and

(iv) to continue work on all its other prospecting licences by data collection, geophysical methods and drilling programmes as required.

The exploration programme is estimated to cost an initial €3.0 million and will be funded from the proceeds of the Rights Issue and production cashflow, with further expenditure to be determined depending on results.

ARCON will also continue to examine other exploration, development and production mineral opportunities with particular attention to those mining opportunities with a low cost of production where the ARCON Group's mining and exploration experience can be utilised.

Working Capital

The Directors are of the opinion that, having regard to existing cash resources and available bank and other facilities, and taking into account the net proceeds of the Rights Issue, the working capital available to the Group is sufficient for its present requirements, that is, for at least the next 12 months from today.

If the Rights Issue does not become unconditional in all respects, ARCON will have insufficient working capital to continue trading for any period of time. In these circumstances, alternatives available to the Board would be extremely limited and may involve cessation of trading and/or liquidation. In the event thereof, the Board considers that, after payments have been made to creditors, there would be no surplus remaining for distribution to Shareholders.

Current Trading and Prospects

In the first quarter of 2002 ARCON Mines Limited milled 162,650 tonnes of ore at an average grade of 10.0%, producing 26,232 tonnes of zinc concentrate, representing a 17% and 20% increase in milled tonnage and concentrate produced respectively in the period, relative to the same period last year. Sales for the period were 26,828 tonnes of zinc concentrate at an average zinc price of US$798/tonne resulting in turnover of €5.6 million.

The Group's future profitability will be primarily influenced by the zinc price. Industry forecasters have suggested that zinc prices will average US$960/tonne in the second half of 2002 and US$1,036/tonne in 2003. The Directors have estimated that for every US$100/tonne increase in the price of zinc, turnover of the ARCON Group would increase by US$59.77 per metric tonne of contained zinc metal sold, assuming maintenance of current contract terms and of a zinc concentrate grade of 53.5%;

The Directors believe that the financial restructuring of the Group, as summarised herein, and the Rights Issue will enable the Group to focus on its plans to increase production at the Galmoy Mine and thereby derive maximum benefit from any recovery in zinc prices. In addition, the Directors believe that a substantial discovery and proving of additional reserves near the Galmoy Mine and at Rapla would materially extend the mine life of the ARCON Group. On this basis, the Directors believe that the ARCON Group will be well positioned for growth.

Waiver of Obligation to Make a General Offer under Rule 9

Sir Anthony O'Reilly, who, with his wife, Lady O'Reilly owns or controls (within the meaning of the Takeover Panel Act, 1997) 126,839,506 Existing Ordinary Shares in ARCON, has given an irrevocable undertaking to participate in the Rights Issue to the full extent of his *pro rata* entitlement (being the entitlement associated with those New Ordinary Shares in which he, but not his wife, is beneficially interested, i.e. 123,873,231 New Ordinary Shares with a *pro rata* entitlement to 495,492,924 Rights Issue Shares). In addition, Sir Anthony O'Reilly, with Indexia, has agreed to underwrite the balance of the Rights Issue.

Under Rule 3.3 of Part A of the Takeover Rules, Sir Anthony O'Reilly and his family are presumed to be acting in concert ("the Concert Party"). Sir Anthony O'Reilly's children hold in aggregate 1,549,333 Existing Ordinary Shares. In total therefore, Sir Anthony O'Reilly and his family owns or controls 44.66% of the Existing Issued Ordinary Share Capital (being 128,388,839 Existing Ordinary Shares, which shareholding would attract a *pro rata* entitlement to subscribe for 513,555,356 Rights Issue Shares). Of this amount, Tony O'Reilly Jnr. owns 1,359,079 Ordinary Shares, which shareholding would attract a *pro rata* entitlement to subscribe for 5,436,316 Rights Issue Shares.

Consequent to the irrevocable undertaking and underwriting commitment given by Sir Anthony O'Reilly and, in particular, in the event of Sir Anthony O'Reilly being called upon to fulfil all of his underwriting commitment, the shareholding owned or controlled by Sir Anthony O'Reilly and/or that owned or controlled by any other member of the Concert Party, may be increased by more than 0.05% of the then issued share capital of the Company. Such a percentage increase would trigger an obligation under the Takeover Rules on such one or more members of the Concert Party as the Panel shall direct to make a general offer for the balance of the issued ordinary share capital of the Company, unless such obligation was waived by the Panel.

The Panel has agreed, subject *inter alia* to the passing by a majority of the Independent Shareholders, on a poll at the EGM of a resolution approving the potential increase in the Concert Party's interest in the Company up to a maximum of 80.7% of the Enlarged Issued Ordinary Share Capital of the Company, to waive the obligation on the Concert Party to make a general offer under Rule 9 of the Takeover Rules which might otherwise arise pursuant to participation in the Rights Issue and the Underwriting Agreement.

It is intended that a Resolution will be to be proposed for consideration at the EGM in relation to this matter and independent advice to the Independent Directors (being all of the Directors other than Tony O'Reilly Jnr.) and the Independent Shareholders will be provided thereon by Davy Corporate Finance Limited in the Prospectus.

Pursuant to the approval of this Resolution and, in circumstances where the number of New Ordinary Shares in which members of the Concert Party are, in aggregate, interested following the Rights Issue, represents more than 50% of the issued share capital of the Company, there will be no restrictions under the Takeover Rules on Sir Anthony O'Reilly and/or any other member of the Concert Party acquiring additional Ordinary Shares in the future.

Results for the year ended 31 December 2001

The Company's preliminary results for the year ended 31 December, 2001 are set out in Part II of this announcement and the Company's annual report and accounts for the year ended 31 December, 2001 are expected to be posted today.

Shareholder Documentation

The Company also expects to post to Shareholders today the following documentation containing further details on the proposals:

- Prospectus containing full details on *inter alia* the debt restructuring, the Rights Issue (including procedure for acceptance and payment thereunder), the prospects and strategy of the ARCON Group and including Notice of the Extraordinary General Meeting and a Form of Proxy for use at that meeting; and

- Annual Report and Accounts, 2001 including Notice of the Annual General Meeting and a Form of Proxy for use at that meeting.

Annual General Meeting

The Company intends to convene its Annual General Meeting to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland at 10.00 a.m. on 12 July, 2002, at which resolutions will be proposed in respect of:

- the receipt of the accounts for the Company and the Group for the year ended 31 December, 2001 and the reports of the Directors and the auditors thereon;

- the re-election of Mr. Tony O' Reilly Jnr. and Mr. J. McCarthy, both of whom are retiring by rotation, as Directors;

- the giving of authority to the Directors to determine the remuneration of the auditors; and
- the transaction of any other ordinary business.

Extraordinary General Meeting

The Company intends to convene an Extraordinary General Meeting to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland at 10.15 a.m. on 12 July, 2002 (or as soon as possible thereafter as the Annual General Meeting convened for the same date and at the same place shall have been concluded or adjourned). At this meeting, it is intended that a number of resolutions will be proposed, relating to the Share Split and the resultant creation of Deferred Shares and associated matters. Shareholder approval is also intended to be sought for an increase in the authorised share capital of the Company, a grant of allotment authority to the Directors in respect *inter alia* of the Rights Issue Shares and the Conversion Shares and a dis-application of pre-emption rights. A Resolution is also intended to be proposed to facilitate the issue and allotment of 28,750,232 Ordinary Shares to the Banking Syndicate in the event that the other Resolutions, on which the Rights Issue is *inter alia* conditional, are not approved and the Rights Issue does not proceed. The Waiver Resolution will also be considered and voted on at the EGM.

Directors' Recommendations

The Prospectus will contain recommendations to Shareholders from all of the Directors in the case of the Resolutions other than the Waiver Resolution, and in the case of that Resolution only, from the Independent Directors, to vote in favour of each of the Resolutions. The Directors, intend to vote accordingly in respect of their own beneficial holdings, which, in the case of all of the Directors, amount to in aggregate 1,965,032 Existing Ordinary Shares, representing approximately 0.68% of the Existing Issued Ordinary Share Capital of the Company, and in the case of the Independent Directors only, amount to in aggregate 605,953 Existing Ordinary Shares, representing approximately 0.21% of the Existing Issued Ordinary Share Capital of the Company.

Expected Timetable of Principal Events

The following are the expected dates in relation to the timing of the EGM and AGM and under the Rights Issue. Such dates may be adjusted by ARCON, in which event details of new dates will be notified to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange and, where appropriate, to Shareholders.

Event	Date
Readmission of the Existing Ordinary Shares (following publication of this announcement)	19 June, 2002
Publication of the Prospectus and of the Annual Report	19 June, 2002
Record Date for the Rights Issue	close of business on 9 July, 2002
Latest time and date for receipt of completed Forms of Proxy for the Annual General Meeting	10.00 a.m. on 10 July, 2002
Latest time and date for receipt of completed Forms of Proxy for the Extraordinary General Meeting	10.15 a.m. on 10 July, 2002
Time and date of Annual General Meeting	**10.00 a.m. on 12 July, 2002**
Time and date of Extraordinary General Meeting	**10.15 a.m. on 12 July, 2002**
Share Split effective	12 July, 2002
Provisional Allotment Letters despatched	12 July, 2002
Commencement of dealing in the New Ordinary Shares following Admission	8.00 a.m. on 15 July, 2002
Commencement of dealing in the Rights Issue Shares (nil paid) following Admission	8.00 a.m. on 15 July, 2002
Latest time and date for splitting Provisional Allotment Letters (nil paid)	3.00 p.m. on 31 July, 2002
Latest time and date for acceptance and payment in full	**3.00 p.m. on 2 August, 2002**
Latest time and date for splitting Provisional Allotment Letters (fully paid)	3.00 p.m. on 21 August, 2002
Latest time and date for registration of renunciation	3.00 p.m. on 23 August, 2002
CREST Stock Accounts credited for Rights Issue Shares in uncertificated form	27 August, 2002
Definitive share certificates in respect of Rights Issue Shares despatched	on or before 30 August, 2002

19 June, 2002

APPENDIX TO PART I

PRO FORMA BALANCE SHEET FOR THE ARCON GROUP AS AT 31 DECEMBER, 2001

The following is an unaudited pro forma balance sheet of ARCON as at 31 December, 2001, which has been prepared as stated below and which will also be contained in the Prospectus expected to be published today, together with a report by Andersen thereon.

1. Basis of Preparation

Set out below is an unaudited pro forma balance sheet of ARCON which has been prepared on the basis set out below to show the effect of the following matters (collectively, the "Transaction") on the balance sheet of ARCON as at 31 December, 2001 on the basis that the Transaction took place on 31 December, 2001.

(i) the Share Split of each Existing Ordinary Share into one New Ordinary Share and one Deferred Share;

(ii) the receipt of €28,750,000 from the underwritten Rights Issue;

(iii) the issue of New Ordinary Shares in satisfaction of €3,588,000 of bank debt; and

(iv) the application of the proceeds of the Rights Issue to settle all current bank obligations and costs arising from the Rights Issue.

It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of ARCON International Resources P.l.c. following the Transaction.

2. Pro Forma Balance Sheet

			Adjustments			
	ARCON 31 December 2001 (Note 1) €'000	**Share Split €'000**	**Rights Issue €'000**	**Share Issue to Banks €'000**	**Proceeds Application €'000**	**Pro Forma Balance Sheet €'000**
Fixed Assets						
Mineral Interests	29,543					29,543
Tangible Fixed Assets	13,237					13,237
	42,780	-	-	-	-	42,780
Current Assets						
Stocks	801					801
Debtors	872					872
Cash at bank	215		27,750	b)	(7,166)	d), e), f) 20,799
	1,888	-	27,750	-	(7,166)	22,472
Current Liabilities						
Short term loans	(7,186)			3,588	3,598	d) -
Loan stock	(3,239)				3,239	e) -
Creditors due before one year	(7,724)				329	f) (7,395)
	(18,149)	-	-	3,588	7,166	(7,395)
Net Current Assets/(Liabilities)	(16,261)		27,750	3,588		15,077
Creditors due after one year	(22,484)					(22,484)
Provisions for Liabilities and Charges						

	(3,984)					(3,984)
Net Assets	51	-	27,750	3,588	-	31,389
	========	========	========	=========	========	========
Capital & Reserves						
Called up share capital – deferred		14,376	a)			14,376
Called up share capital	17,251	(14,376)	a) 11,500	b) 1,438	c)	15,813
Capital conversion reserve	1,002					1,002
Share premium	59,197		16,250	b) 2,150	c)	77,597
Profit & loss account	(80,809)					(80,809)
Foreign currency reserve account	3,410					3,410
	--------------	--------------	--------------	--------------	--------------	--------------
Equity Shareholder's Funds	51	-	27,750	3,588	-	31,389
	========	========	========	=========	========	========

Notes:

(1) The consolidated balance sheet of the ARCON Group has been extracted, without material adjustment, from the audited consolidated financial statements for the year ended 31 December, 2001.

(2) The following adjustments have been made:

(a) Adjustment to record the Share Split of each nominal value €0.06 Ordinary Share into one New Ordinary Share with a nominal value of €0.01 and one Deferred Share with a nominal value of €0.05.

(b) Adjustment to record the net proceeds of approximately €27,750,000 from the Rights Issue of 1,150,009,328 New Ordinary Shares at a Rights Issue Price of €0.025 per share (after deducting estimated expenses of €1,000,000).

(c) Adjustment to record the issuance of 143,751,165 New Ordinary Shares at a Rights Issue Price of €0.025 per share in satisfaction of all obligations owed to the Banking Syndicate, including €3,588,000 of debt.

(d) Adjustment to record the repayment of other bank debt of €3,598,000 from proceeds of the Rights Issue.

(e) Adjustment to record the repayment of the 2000 and 2001 working capital advances from Indexia Holdings Limited of €3,239,000 from proceeds of the Rights Issue.

(f) Adjustment to record the repayment of the bank overdraft from proceeds of the Rights Issue.

(3) The pro forma balance sheet does not reflect trading or any other transactions of ARCON since 31 December, 2001.

(4) Euro amounts contained in the pro forma balance sheet have, where relevant, been translated from US dollars at a rate of €1:US$0.8904, being the exchange rate prevailing on 31 December, 2001.

ARCON International Resources P.l.c.

PART II

PRELIMINARY RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2001

ARCON International Resources P.l.c., today announces its preliminary results for the year ended 31 December, 2001.

"ARCON Announces Year 2001 Preliminary Results
Financial Restructuring and Rights Issue
Exploration Results and Plans

ARCON International Resources P.l.c. ("ARCON") today reports a net loss of €15.6 million for the year ended December 31, 2001, compared to a loss of €10.5 million for 2000. Turnover for the year was €18.7 million compared to €27.2 million for the previous year and reflects the substantial fall in zinc prices in 2001.

In year 2001, ARCON milled 548,217 mt of ore and produced 88,423 tonnes of concentrate. Production was limited for the first nine months due to very difficult mining conditions in the CW orebody though a substantial improvement in ore mining and processing volumes in the 4th quarter of 2001 to an annual equivalent rate of 666,000 tonnes has been achieved. This improvement has continued in 2002 with a 17% and 20% increase in milled tonnage and concentrate produced respectively in the first quarter 2002 relative to the same period last year.

The loss for the year includes a net gain of €7.6 million arising from the restructuring of Group assets and liabilities, as announced today. As a consequence of this restructuring, loans have been reduced from the equivalent of €93.9 million at 31 December, 2000 to the equivalent of €32.9 million at 31 December, 2001. Additionally, as a result of amended forecasts of zinc prices over the life of the Galmoy Mine and revision of reserve estimates as at 31 December, 2001, the carrying value of the Group's investment in the mine and mine's assets has been written down to €42.8 million, resulting in an exceptional depreciation charge of €69.5 million.

ARCON has today announced that an underwritten rights issue to raise €28.75 million before expenses will be proposed to shareholders together with a proposal to reduce debt further by the issue of 143.8 million shares to the banking syndicate in satisfaction of €3.59 million of loans outstanding under the syndicated finance facility at 31 December, 2001. The rights issue will be in the proportion of 4 new ordinary shares of €1 cent each for every 1 new ordinary share of €1 cent held, at a price of €2.5 cent per share. In addition, €6.8 million of the rights issue proceeds will be used to further reduce loans outstanding at 31 December, 2001.

Further investment will be made at the Galmoy Mine to improve the production volume and processing capabilities necessary to deal with a low zinc environment.

Exploration drilling continued on the Rapla prospect to the northeast of Galmoy and encountered further mineralisation in the area. A gravity survey was completed during the year which has identified an extension of the source "G" fault at the Galmoy mine to the Rapla prospect area some 6 km to the north. A number of geophysical and geological targets have been identified for drilling and will commence on receipt of the rights issue proceeds.

Commenting on the results the Chairman, Mr. Tony O'Reilly Jnr., stated "The substantial reduction in the zinc price has caused considerable difficulty for the Group. However, as a consequence of the large reduction in debt and a further improvement in production in 2002, shareholders will be well placed to benefit from any improvement in zinc prices and further exploration success".

Mr. Tony O'Reilly Jnr. further commented "I would also like to express the sincere thanks of the board, employees and shareholders of ARCON to Sir Anthony O'Reilly for his unique level of support to the

Company over this difficult period. Few individuals have shown such support to and faith in a company but thanks to his involvement in the financial restructuring and support of the rights issue, the future of ARCON is very much brighter".

Tony O'Reilly Jnr.
Chairman

19 June, 2002

Consolidated Profit and Loss Account
For the Year ended 31 December 2001

	2001 €'000	**2000 €'000**
Turnover	18,726	27,185
COST OF SALES		
Production costs	(18,540)	(17,371)
Depreciation	(8,683)	(6,416)
	(27,223)	(23,787)
Gross (Loss)/Profit	(8,497)	3,398
Operating expenses	(7,215)	(4,882)
Operating Loss	(15,712)	(1,484)
Exceptional Restructuring Items		
- Additional depreciation of mine assets	(69,455)	(1,369)
- Forgiveness of debt and related interest	77,041	-
	7,586	(1,369)
Mineral exploration costs	(168)	(315)
Loss on Ordinary Activities Before Interest	(8,294)	(3,168)
Interest receivable and similar income	230	275
Interest payable and similar charges	(7,573)	(7,585)
Loss on Ordinary Activities Before Taxation	(15,637)	(10,478)
Tax on loss on ordinary activities	-	-
Retained Loss for the Year	(15,637)	(10,478)
Profit and Loss Account, at beginning of year	(65,172)	(54,694)
Profit and Loss Account, at end of year	(80,809)	(65,172)
Loss Per Ordinary Share		
- Basis and fully diluted	€ (0.054)	€ (0.036)

Balance Sheets - 31 December 2001

	Group		Company	
	2001	**2000**	**2001**	**2000**
	€'000	**€'000**	**€'000**	**€'000**
Fixed Assets				
Mineral interests	29,543	83,933	396	254
Tangible fixed assets	13,237	30,687	37	44
Financial fixed assets	-	-	34,000	51,094
	42,780	114,620	34,433	51,392
Current Assets				
Stocks	801	614	-	-
Debtors	872	171	53	72
Investments	-	43	-	43
Cash at bank and in hand	215	5,701	-	36
	1,888	6,529	53	151
Creditors: Amounts falling due within one year	(18,149)	(13,294)	(4,361)	(570)
Net Current Liabilities	(16,261)	(6,765)	(4,308)	(419)
Total Assets Less Current Liabilities	26,519	107,855	30,125	50,973
Creditors: Amounts falling due after more than one year	(22,484)	(88,572)	(12,502)	(6,088)
Provision for Liabilities and Charges	(3,984)	(3,263)	-	-
Net Assets	51	16,020	17,623	44,885
Capital And Reserves				
Called up share capital	17,251	18,253	17,251	18,253
Capital conversion reserve	1,002	-	1,002	-
Share premium	59,197	59,197	59,070	59,070
Profit and loss account	(80,809)	(65,172)	(59,700)	(32,438)
Foreign currency translation reserve	3,410	3,742	-	-
Equity Shareholders' Funds	51	16,020	17,623	44,885

Consolidated Cash Flow Statement
For the Year ended 31 December 2001

	2001 €'000	2000 €'000
Net Cash (Outflow) Inflow from Operating Activities	(6,661)	9,905
Returns on Investments and Servicing of Finance	(7,395)	(6,970)
Taxation	-	-
Capital Expenditure and Financial Investment	(1,900)	(6,836)
Net Cash Outflow before use of liquid resources and Financing	(15,956)	(3,901)
Management of liquid resources	-	(303)
Financing	10,141	3,078
Decrease in Cash at Bank and in Hand	(5,815)	(1,126)

Notes to the Financial Statements – 31 December 2001

1. Exceptional Restructuring Items and Going Concern

The Group has for the past number of years been primarily engaged in the financing, construction, commissioning and operation of a zinc mine in Galmoy Co. Kilkenny. Since commencement of operations in 1995 the Group has incurred significant operating losses. The Group had fully drawn down its syndicated finance facility of US$85 million in 2001. In addition advances of US$11.9 million were made to the Group by Indexia Holdings Limited ("Indexia") a company connected with Sir Anthony O'Reilly who controls approximately 44% of the issued share capital of the Company. During 2001, due primarily to a continuing depressed zinc price environment, the Directors engaged the Group's bankers with a view to re-negotiating the terms of the syndicated finance facility to ensure the ongoing viability of the Group. These negotiations, together with parallel negotiations with companies connected with Sir Anthony O'Reilly, have now been completed and amended agreements put in place. The principal terms of these agreements are as follows:

- Fairfield Holdings Limited ("Fairfield"), a company connected with Sir Anthony O'Reilly, has purchased all of the debt outstanding under the syndicated finance facility from the Groups bankers, with the exception of €3.6 million which is still owed by the Group under the facility and will be settled with the proceeds of a proposed share issue in 2002. The €3.6 million will be converted into approximately 143.8 million shares.

- Fairfield forgave all of the syndicated finance facility debt except for US$20 million which is now to be repaid between 2003 and 2006.

- Indexia Holdings Limited, another company connected with Sir Anthony O'Reilly, forgave US$9.0 million of the US$11.9 million working capital advances made by Indexia Holdings Limited during 2000 and 2001.

- The total gain from debt forgiveness is calculated as follows:

	€'000
Fairfield Holdings Limited	66,033
Indexia Holdings Limited	10,108
Accrued interest and other	900
Total	77,041

- The Group have announced the terms of an underwritten rights issue which is expected to raise €28.75 million to refinance the Group's short and long term working capital requirements and to provide for future capital and exploration programmes.

As a result of amended forecasts of zinc prices over the life of the mine, and revision of reserve estimates as at 31 December 2001 to 3.9 million tonnes at an average grade of 11.4% Zn and 2.2% Pb at a cut off of 6% Zn equivalent, the Directors have reassessed the carrying value of the Group's investment in the mine and mine assets and have concluded that these assets have suffered a permanent diminution in value. Accordingly the assets have been written down to the Directors best estimate of their recoverable amounts resulting in an exceptional depreciation charge of €69.5 million.

While the final details of the restructuring transaction were not finalised until 2002, the transaction is reflected in the financial statements at 31 December 2001 as it is considered to be an adjusting post balance sheet event.

The gains arising on the forgiveness of the debt by Fairfield Holdings Limited and by Indexia Holdings Limited, together with the impairment charge relating to the mine assets have been recorded as exceptional items in the profit and loss account as follows:

	€'000
Forgiveness of debt and related interest	77,041
Additional depreciation of mineral interests	(51,777)
Additional depreciation of mine assets	(17,678)
Net gain on restructuring	7,586

The Directors have reviewed cash flow forecasts for the twelve months from the date of approval of these financial statements, particularly having regard to the expected receipt of €28.75 million from the underwritten rights issue and are satisfied, on this basis, that it is appropriate to continue to prepare the financial statements on a going concern basis.

19 June, 2002

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires or unless it is otherwise specifically provided:

"Act"	the Companies Act, 1963 of Ireland (as amended);
"Admission"	where the context requires, admission of the New Ordinary Shares and/or of the Rights Issue Shares, either nil or fully paid, to the Official Lists and to trading on the Irish Stock Exchange's and the London Stock Exchange's respective main markets for listed securities;
"Annual General Meeting" or "AGM"	the Annual General Meeting of the Company intended to be convened for The Westbury Hotel, Grafton Street, Dublin 2 on 12 July, 2002 at 10.00 a.m.;
"Annual Report"	the 2001 annual report of ARCON International Resources P.l.c.;
"Articles"	the Articles of Association of the Company;
"Australia"	the Commonwealth of Australia, its states, territories and possessions;
"Banking Syndicate"	a syndicate of eight banks, administered by National Westminster Bank Plc;
"Board"	the board of Directors of the Company;
"Business Day"	any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof;
"Company", "ARCON" or "ARCON International Resources"	ARCON International Resources P.l.c.;
"Concert Party"	Sir Anthony O'Reilly and members of his family;
"Conversion Shares"	143,751,165 new Ordinary Shares proposed to be issued to the Syndicate Banks as part of the arrangements relating to the debt restructuring;
"cut off"	ore of lower grade is excluded from statement;
"Davy Stockbrokers"	J&E Davy, trading under its registered business name Davy Stockbrokers, registered in Ireland with number 106680, whose office is at Davy House, 49 Dawson Street, Dublin 2, Ireland;
"Deferred Shares"	the deferred shares of €0.05 each in the capital of the Company, which will arise on the split of the Ordinary Shares, and which will be non-voting and carry no dividend rights;
"Directors"	the directors of the Company;
"Enlarged Issued Ordinary Share Capital"	the issued share capital, as adjusted for the Share Split together with the Rights Issue Shares and the Conversion Shares;
"Existing Ordinary Shares" or "Existing Shares" or " Existing Issued Ordinary Share Capital"	the 287,502,332 Ordinary Shares of €0.06 each in the capital of the Company in issue as of 18 June, 2002 (being the latest practicable date prior to the issue of this announcement);
"Existing Shareholders"	holders of Existing Ordinary Shares;
"exploration drilling"	diamond drilling to explore the geological formations for ore;
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company

	intended to be convened for The Westbury Hotel, Grafton Street, Dublin 2, Ireland on 12 July, 2002 at 10.15 a.m. (or as soon as possible thereafter as the AGM shall have been concluded or adjourned);
"fault"	a fracture in the earth, one side of which is displaced with respect to the other;
"Fairfield"	Fairfield Holdings Limited, a private company incorporated in Cyprus and wholly owned and controlled by Sir Anthony O'Reilly;
"FSMA"	the Financial Services and Markets Act 2000 of the United Kingdom;
"Galmoy Mine"	the area for which planning permission has been obtained;
"Galmoy Trend"	the prospective geological area stretching 13 km from Rapla in the north east through the Galmoy Mine to the Lisheen mine in the south west;
"Group" or "ARCON Group"	the Company and its subsidiary undertakings;
"Independent Directors"	for the purpose of the Waiver only, the Directors other than Tony O'Reilly Jnr.;
"Independent Shareholders"	for the purpose of the Waiver only, the Shareholders other than members of the Concert Party;
"Indexia"	Indexia Holdings Limited, a private company incorporated in Cyprus and wholly owned and controlled by Sir Anthony O'Reilly;
"Ireland"	the island of Ireland, excluding Northern Ireland and the word Irish shall be construed accordingly;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;
"Issue Price" or "Rights Issue Price"	€0.025 per Rights Issue Share;
"Japan"	Japan, its possessions and territories and all areas subject to the jurisdiction or any political sub-division thereof;
"km"	kilometre;
"London Stock Exchange"	London Stock Exchange plc;
"mineralisation"	the concentration of minerals and their chemical compounds within a body of rock;
"New Ordinary Shares" or "New Shares"	New Ordinary Shares of nominal value €0.01 each to be issued in substitution for the Existing Ordinary Shares pursuant to the proposed Share Split which will, on issue and when fully paid, rank *pari passu* in all respects with each other with regard to dividend entitlements, interests and all other obligations and/or as the context requires, the Rights Issue Shares and the Conversion Shares;
"Official Lists"	the Official List of the Irish Stock Exchange and/or, as appropriate, the Official List of the UK Listing Authority;
"Ordinary Shares" or "Existing Shares"	ordinary shares of €0.06 each in the capital of the Company;
"orebody"	the part of the geological structure that carries the ore;
"Overseas Shareholders"	Shareholders who are resident in, or who are citizens of, or who have registered address in, territories other than Ireland or the United Kingdom;
"Panel"	The Irish Takeover Panel, established under the Irish Takeover Panel Act, 1997;
"Pb"	the chemical symbol for lead;
"Preliminary Results"	the preliminary results of the Company for the year ended 31 December, 2002 dated 19 June, 2002;
"Prospectus"	the document which is expected to be dated 19 June, 2002 to be issued by the Company to its Shareholders in connection *inter alia* with the Rights Issue;

"Provisional Allotment Letter(s)" or "PAL"	the renounceable provisional allotment letter(s) to be despatched to Qualifying Shareholders (other than certain overseas Shareholders) pursuant to the Rights Issue;
"Qualifying Shareholders"	holders of Existing Ordinary Shares on the Company's register of Shareholders at the Record Date (save as otherwise to be provided in the Prospectus);
"Rapla"	the prospective area lying 6km northeast of the Galmoy Mine;
"Readmission"	the restoration of listing and trading of the Existing Ordinary Shares on the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange;
"Record Date"	the close of business on 9 July, 2002;
"Registrars"	Capita Corporate Registrars Plc;
"Resolutions"	the resolutions to be proposed at the EGM;
"Rights"	rights to acquire Rights Issue Shares in the Rights Issue;
"Rights Issue"	the proposed underwritten, issue to Qualifying Shareholders of Rights Shares by way of rights of 4 Rights Issue Shares for every 1 New Ordinary Share held on the Record Date assuming the Share Split had been effective as of that date, on the terms and subject to the conditions to be contained or referred to in the *Prospectus and the Provisional Allotment Letter;*
"Rights Issue Shares"	the new Ordinary Shares to be issued pursuant to the Rights Issue;
"Securities Act"	United States Securities Act of 1933, as amended;
"Share Split"	the proposed split of each Existing Ordinary Share of nominal value €0.06 each into 1 New Ordinary Share of nominal value €0.01 each and 1 Deferred Share of nominal value €0.05 each;
"sq km" or "km^2"	square kilometres;
"Stock Exchanges"	the Irish Stock Exchange and the London Stock Exchange;
"Takeover Rules"	the Irish Takeover Panel Act, 1997, Takeover Rules, 2001;
"t.p.a."	tonnes per annum;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services & Markets Act, 2000 of the United Kingdom;
"United States" or "US"	United States of America, its territories and possessions, any state of the United States, the District of Columbia and all other areas subject to the jurisdiction of the United States of America;
"Waiver Resolution"	an ordinary Resolution intended to be proposed at the EGM, which, would in compliance with the conditions imposed by the Panel, provide for the approval by Independent Shareholders of the increase in Ordinary Shares held and percentage represented by the holding of the Concert Party arising in the event of Sir Anthony O'Reilly and Indexia being called upon to fulfil all their *underwriting commitments as would trigger a general* offer for the balance of the Ordinary Shares under the Takeover Rules;
"Zn"	the chemical symbol for zinc; and
"ZnEq"	Zinc equivalent (=%Zn grade + ½ %Pb grade)

Notes:

(i) Unless other stated in this announcement, all reference to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii) The symbols "€" and "c" refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic & Monetary Unit Act, 1998. The symbols US$ or $ refer to US dollars. Save for in Part II and unless otherwise stated, all euro amounts referred to herein have been converted to US$ at the following exchange rates, being the reference rates issued by the European Central Bank on 14 June, 2002 :€1 : US$0.9478.

(iii) Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

ENDS

For information only 82—4803

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser (being in the case of Shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 of Ireland or the Irish Stock Exchange Act, 1995 of Ireland and being in the case of Shareholders in the United Kingdom, an organisation or firm authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom ("FSMA")).

If you sell or have sold or otherwise transferred all of your Ordinary Shares in ARCON International Resources P.l.c ("ARCON" or "the Company") (other than ex-rights) before 9 July, 2002, please send this document together with the enclosed Form of Proxy and any Provisional Allotment Letter you may receive as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. **However, neither this document nor the Provisional Allotment Letter should be forwarded to or transmitted in or into the United States, Canada, Australia or Japan.**

Davy Stockbrokers and Davy Corporate Finance Limited, each of which are regulated in Ireland by the Central Bank of Ireland, are acting for ARCON International Resources P.l.c and no one else in connection with the matters described in this document and will not be responsible to anyone other than ARCON International Resources P.l.c for providing the protections afforded to their customers or for providing advice in relation to the contents of this document or any arrangement referred to herein.

A copy of this document, which comprises listing particulars relating to the Company in accordance with the European Communities (Stock Exchange) Regulations, 1984 of Ireland (as amended) and a prospectus in accordance with the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland (the "1992 Regulations"), together with the consents referred to in paragraphs 15(d) and 15(e) of Part 7 of this document, and copies of the material contracts referred to in paragraph 7 of Part 7 of this document, have been delivered to the Registrar of Companies in Dublin for registration in compliance with section 47 of the Companies Act, 1963 of Ireland as required by the 1992 Regulations. A copy of this document, which comprises a prospectus prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74(4) of FSMA has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of FSMA.

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the New Ordinary Shares to be issued in substitution for the Existing Ordinary Shares pursuant to the Share Split (as further described herein), for the Conversion Shares to be issued as part of the financial restructuring (as further described herein), and for the Rights Issue Shares to be issued pursuant to the Rights Issue, to be admitted to the Official Lists, and application has been made to the Irish Stock Exchange and the London Stock Exchange for such shares to be admitted to trading on their respective main markets for listed securities. It is expected (conditional *inter alia* on approval of the related Resolutions at the Extraordinary General Meeting) that such admission will become effective and that dealings will commence in the New Ordinary Shares, and in the Rights Issue Shares (on a nil paid basis) on 15 July, 2002,and in the Conversion Shares on 6 August,2002. .

ARCON

International Resources P.l.c.

Proposed Financial Restructuring

Proposed 4 for 1 Rights Issue of 1,150,009,328 New Ordinary Shares at €0.025 per share

Preliminary Results for the year ended 31 December, 2001

and

Notice of Extraordinary General Meeting

02 JUL -3 AM 10:58

The Existing Ordinary Shares, the New Ordinary Shares, the Rights Issue Shares and the Provisional Allotment Letters have not been and will not be, registered under the United States Securities Act 1933, as amended, ("the US Securities Act") or under the relevant laws of any state of the United States or under the securities laws of any jurisdiction in Australia, Canada or Japan. Subject to certain exceptions, the Rights Issue Shares and the Provisional Allotment Letters may not be, directly or indirectly, offered or sold in or into the United States, Canada, Australia or Japan. Overseas Shareholders and any persons (including without limitation, nominees, custodians and trustees) who have a contractual or legal obligation to forward this document or a Provisional Allotment Letter to a jurisdiction outside of Ireland or the United Kingdom should read the paragraph entitled "Overseas Shareholders" in Part 3 of this document. The Provisional Allotment Letters and the Rights Issue Shares have not been approved or disapproved by the US Securities and Exchange Commission, any State Securities Commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Rights or Rights Issue Shares on the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The latest date and time for acceptance and payment in full in respect of your entitlement under the Rights Issue is expected to be 3.00 p.m. on 2 August, 2002. The procedure for acceptance and payment is set out in Part 3 of this document and will also be set out in the Provisional Allotment Letters, which are expected to be dispatched to Qualifying Shareholders on 12 July, 2002 (following the EGM).

Notice of an Extraordinary General Meeting of ARCON International Resources P.l.c, to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland on 12 July, 2002, at 10.15 a.m. (or as soon as possible thereafter as the Annual General Meeting of the Company convened for the same date and at the same place shall have been concluded or adjourned) is set out at the end of this document. You will find enclosed a Form of Proxy for use at the EGM. To be valid, the Form of Proxy should be completed and returned to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) as soon as possible but in any event, so as to be received no later than 48 hours before the time fixed for the EGM, or any adjournment of such meeting. **Investment in mining and mineral exploration is speculative by its nature; it involves substantial risk and may not generate any return on investment. See also the section entitled "Risk Factors" in Part 6 of this document.**

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Readmission of the Existing Ordinary Shares (following publication of the Preliminary Results)	19 June, 2002
Publication of this document and of the Annual Report	19 June 2002
Record Date for the Rights Issue	close of business on 9 July, 2002
Latest time and date for receipt of completed Forms of Proxy for the Annual General Meeting	10.00 a.m. on 10 July, 2002
Latest time and date for receipt of completed Forms of Proxy for the Extraordinary General Meeting	10.15 a.m. on 10 July, 2002
Time and date of Annual General Meeting	**10.00 a.m. on 12 July, 2002**
Time and date of Extraordinary General Meeting	**10.15 a.m. on 12 July, 2002**
Share Split effective	12 July, 2002
Provisional Allotment Letters despatched	12 July, 2002
Commencement of dealing in the New Ordinary Shares following Admission	8.00 a.m. on 15 July, 2002
Commencement of dealing in the Rights Issue Shares (nil paid) following Admission	8.00 a.m. on 15 July, 2002
Latest time and date for splitting Provisional Allotment Letters (nil paid)	3.00 p.m. on 31 July, 2002
Latest time and date for acceptance and payment in full	**3.00 p.m. on 2 August, 2002**
Latest time and date for splitting Provisional Allotment Letters (fully paid)	3.00 p.m. on 21 August, 2002
Latest time and date for registration of renunciation	3.00 p.m. on 23 August, 2002
CREST Stock Accounts credited for Rights Issue Shares in uncertificated form	27 August, 2002
Definitive share certificates in respect of Rights Issue Shares despatched	on or before 30 August, 2002

Notes:

(1) All references to time in this document are to time in Ireland and London.

(2) The Extraordinary General Meeting will convene at 10.15 a.m. on 12 July, 2002, or as soon as possible thereafter as the Annual General Meeting convened for the same date and at the same place, shall have been concluded or adjourned.

(3) The dates set out in the Expected Timetable of Principal Events above and mentioned throughout this document and in the Provisional Allotment Letter may be adjusted by ARCON, in which event details of new dates will be notified to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange and, where appropriate, to Shareholders.

(4) The symbols "€" and "c" refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic and Monetary Union Act, 1998.

(5) If you have any questions on the procedure for acceptance and payment under the Rights Issue, you should contact Capita Corporate Registrars Plc, Tel +353 (1) 810 2401 in Dublin. Please note that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement.

You should retain this document and refer to this section, which relates specifically to the Rights Issue, on receipt by you of a Provisional Allotment Letter.

Explanatory Note on the Rights Issue

A rights issue is a method for a company to raise money by offering its existing shareholders the right to subscribe for new shares in the company in a fixed proportion to their existing holding at a fixed price.

The Rights Issue gives Qualifying Shareholders, that is holders of New Ordinary Shares deemed to be held at the close of business on 9 July, 2002, (other than certain Overseas Shareholders), the right to subscribe for 4 Rights Issue Shares for every 1 New Ordinary Share deemed to be then held, as if the Share Split (being the split of each Existing Ordinary Share into one New Ordinary Share of nominal value €0.01 each and one Deferred Share of €0.05 each pursuant to Resolutions No. 1, No. 3 and No. 4 to be proposed, considered and voted on at the Extraordinary General Meeting) had been effective as of that date.

The price at which shares are offered in a rights issue is fixed by the company and is normally at a level which is below the prevailing market price.

ARCON has set the price of the Rights Issue at €0.025 per share. Relative to the closing market price per Existing Ordinary Share on the Irish Stock Exchange on 30 April, 2002 (being the date on which trading in the Existing Ordinary Shares was suspended) of €0.03, the Rights Issue Price represents a discount of approximately 16.7%.

Accordingly, your right to participate in the Rights Issue is potentially valuable.

How to Participate in the Rights Issue

Following the Extraordinary General Meeting, Qualifying Shareholders (other than certain Overseas Shareholders) will receive a Provisional Allotment Letter (a "PAL"). This will show:

In Box 1: the number of New Ordinary Shares deemed registered in your name at the close of business on 9 July, 2002 as if the Share Split was effective as of that date (This will be the same number as of Existing Ordinary Shares then held);

In Box 2: the number of Rights Issue Shares for which you are entitled to subscribe;

In Box 3: the price at which the Rights Issue Shares are being offered; and

In Box 4: the amount you need to pay if you wish to take up your Rights in full.

If you wish to take up your Rights in full, you will need to send the PAL, together with the required payment shown in Box 4 to Capita Corporate Registrars Plc at the addresses shown on the PAL to arrive no later than 3.00 p.m. on 2 August, 2002.

If you do not want to take up your Rights, you will not need to take any action. If you do not return your PAL by 3.00 p.m. on 2 August, 2002, the Company has made arrangements under which Davy may try to find other investors to take up your Rights. To the extent that Davy can procure such investors at a premium over the Rights Issue Price and other related expenses, you will then be sent a cheque for the net proceeds (save in respect of proceeds due with a value of €3.80 or less which will, as permitted by the Listing Rules, be retained for the benefit of the Company). It is expected that cheques in respect of proceeds of any such sales will be despatched on or before 16 August, 2002.

If you want to take up some, but not all, of your Rights, you should follow the procedure which applies to the splitting of PALs, details of which are given in this document and in the PAL, and you should send the PAL, together with your payment for the amount for which you want to subscribe, to Capita Corporate Registrars Plc at the addresses shown on the PAL.

If you wish to sell your Rights, you should follow the instructions set out in this document and the PAL.

Shareholders should read the entire document and should not place reliance on this summary alone. Further details about participating in the Rights Issue, including the ability to trade the Rights, are set out more fully in this document and in the PAL.

DIRECTORS, SECRETARY AND ADVISERS

Directors:
Tony O'Reilly Jnr. (Non-Executive Chairman)
Kevin John Ross (Chief Executive Officer)
William Peter Kidney (Finance Director)
John Patrick Hayes (Non-Executive Director)
James Stephen McCarthy (Non-Executive Director)
William Anthony Mulligan (Non-Executive Director)
William James Tilson (Non-Executive Director)

Head and Registered Office:
60 Merrion Road, Ballsbridge, Dublin 4, Ireland.

Company Secretary:
Michael Gerald Graham

Financial Adviser:
Davy Corporate Finance Limited,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

Stockbrokers:
Bloxham Stockbrokers,
2/3 Exchange Place,
Dublin 1,
Ireland.

Davy Stockbrokers,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

Canaccord Capital
(Europe) Limited,
First Floor,
27 Upper Brook Street,
London W1K 7QS,
England.

Sponsor to the Issue:
Davy Stockbrokers,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

Sponsor:
Bloxham Stockbrokers,
2/3 Exchange Place,
Dublin 1,
Ireland.

Solicitors:
Matheson Ormsby Prentice,
30 Herbert Street,
Dublin 2,
Ireland.

Whitney Moore & Keller,
Wilton Park House,
Wilton Place,
Dublin 2,
Ireland.

Auditors:
Andersen,
Andersen House,
International Financial Services Centre,
Dublin 1,
Ireland.

Registrars and Receiving Agents:
Capita Corporate Registrars Plc,
Unit 5
Manor Street Business Park,
Manor Street,
Dublin 7,
Ireland.

UK Receiving Agent:
Capita-IRG Plc
New Issues Department,
Bourne House,
34 Beckenham Road,
Beckenham,
Kent BR3 4TU,
England.

PART 1 – LETTER FROM THE CHAIRMAN OF ARCON INTERNATIONAL RESOURCES P.l.c.

ARCON

International Resources P.l.c.

(Registered in Ireland with registered number 74748)

Directors:
Tony O'Reilly Jnr. *(Non-Executive Chairman)*
Kevin John Ross *(Chief Executive Officer)*
William Peter Kidney *(Finance Director)*
John Patrick Hayes *(Non-Executive Director)*
James Stephen McCarthy *(Non-Executive Director)*
William Anthony Mulligan *(Non-Executive Director)*
William James Tilson *(Non-Executive Director)*

Head and Registered Office:
60 Merrion Road,
Ballsbridge,
Dublin 4,
Ireland.

19 June, 2002

To Shareholders and, for information only, to Optionholders

Dear Shareholder,

Proposed Financial Restructuring

Proposed 4 for 1 Rights Issue of 1,150,009,328 New Ordinary Shares at €0.025 per share

Preliminary Results for the year ended 31 December, 2001
and
Notice of Extraordinary General Meeting

INTRODUCTION

On 30 April, 2002, your Board announced a significant restructuring of the ARCON Group's balance sheet and finances and, pending finalisation of the related arrangements and completion of the preliminary results of the Group for the year ended 31 December, 2001, requested a temporary suspension of the listing of its Ordinary Shares on the Official Lists and of trading therein on the Irish Stock Exchange and the London Stock Exchange. Trading and listing has now, following today's publication of the Preliminary Results, been restored. In this document your Board now advises Shareholders of the background to, reasons for, and details of, the proposed financial restructuring, and the proposed Rights Issue and convenes an Extraordinary General Meeting for the purposes of seeking various required Shareholder approvals.

In an environment of a decline in the last year in, and ongoing volatility of, the zinc price, the ARCON Group has experienced a reduction in its cashflow and consequently has been unable to meet its obligations under its Banking Syndicate secured debt facility. Negotiations in relation to the Group's obligations under this facility (under which in aggregate US$85 million was outstanding as at 31 March, 2002), and the timing of repayment, have been ongoing over the last year.

As a result of negotiations with the Banking Syndicate and following agreement by Sir Anthony O'Reilly (a substantial Shareholder in the Company) to continue to support the Company, Fairfield, a company owned and controlled by Sir Anthony O'Reilly has acquired US$82 million of the debt owed to the Banking Syndicate. Fairfield has now agreed with ARCON to write down the outstanding debt to US$20 million and has put in place a revised repayment schedule.

Over the two years up to 31 March, 2002, Indexia, a company owned and controlled by Sir Anthony O'Reilly, has provided funds by way of loan to the Group totalling US$12.25 million (€12.92 million) plus capitalised interest of US$550,000 (€580,000), on an unsecured basis, for general working capital purposes. Indexia has now agreed to forgive US$9 million (€9.50 million) of the total debt outstanding to it and the Company has agreed to repay to Indexia, from the proceeds of the Rights Issue, US$4.4 million (€4.64 million) (which includes US$1.75 million (€1.85 million) advanced subsequent to 31 March, 2002 and US$0.75 million (€0.79 million) committed pending completion of the Rights Issue). The balance of the debt due to Indexia plus accrued interest will remain outstanding and will be due for repayment from production cashflows of the ARCON Group.

In addition, Sir Anthony O'Reilly provided guarantees of €6.5 million in connection with the Galmoy Mine closure and licence bonds in 2001.

In conjunction with this debt restructuring and the decline in zinc prices, ARCON has, in the last year, implemented a substantive revaluation of its assets, the details of which are reflected in the Preliminary Results of the Group published today and reproduced in Part 4 of this document.

As part of these arrangements, and in order to ensure sufficient working capital for the Group and implementation of its exploration plans, ARCON intends to execute a Rights Issue of New Ordinary Shares to raise in aggregate €28.75 million before expenses. Sir Anthony O'Reilly has given an irrevocable commitment to participate in the Rights Issue to the full extent of the entitlement associated with his beneficial interest in the Company and has also agreed to underwrite the balance of the Rights Issue (conditional, *inter alia*, on approval by the Independent Shareholders of Resolution No. 7). ARCON has also (conditional on approval of the Resolutions (other than Resolution No.8) and assuming completion of the Rights Issue) undertaken to issue to the members of the Banking Syndicate, 143,751,165 New Ordinary Shares (representing in aggregate 9.99% of the issued ordinary share capital of the Company following the Rights Issue) in satisfaction of all remaining obligations to the Banking Syndicate, including €3.59 million of debt ("the Conversion Shares").

Following completion of these arrangements, the debt position of ARCON will be substantially improved and, the Shareholders will, the Directors believe, be better placed to benefit from an anticipated improvement in ARCON's performance.

This letter sets out *inter alia* further details of the debt restructuring and, the plans for the ARCON Group going forward. In addition, details of a proposed Share Split, which is necessary to facilitate pricing of the Rights Issue, and the terms and conditions of the Rights Issue, are contained herein.

At the end of this document is a notice convening the Extraordinary General Meeting to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland on 12 July 2002 at 10.15 a.m. (or as soon as possible thereafter as the Annual General Meeting convened for the same date and place shall have been concluded or adjourned) at which the Resolutions will be considered and voted upon.

The Rights Issue is conditional upon the passing of all of the Resolutions (other than Resolution No.8). If these Resolutions are not approved by Shareholders, the Rights Issue will not proceed, and the ARCON Group's future viability and development plans will be in serious and immediate jeopardy.

If the Rights Issue does not become unconditional in all respects, ARCON will have insufficient working capital to continue trading for any period of time. In this event, alternatives available to the Board would be extremely limited and may involve cessation of trading and/or liquidation. In the event thereof, the Board considers that, after payments have been made to creditors, there would be no surplus remaining for distribution to Shareholders.

INFORMATION ON ARCON

ARCON, formerly Conroy Petroleum and Natural Resources Limited, was incorporated in 1980 with the objective of mineral and hydrocarbon exploration and development. In 1984 the Company re-registered as a public company and in 1992, Conroy Petroleum acquired Atlantic Resources P.l.c., an independent oil and gas exploration company, and subsequently changed its name to ARCON. The principal business of the ARCON Group is mining and mineral exploration. Mining is carried out through its wholly owned subsidiary, ARCON Mines Limited, which is the operator of the Galmoy zinc-lead mine in County Kilkenny, Ireland. The exploration interests of ARCON include seven prospecting licence areas in the Galmoy area, six wholly owned and one as a joint venture agreement; two prospecting licences in Kildare which include the Harberton Bridge Prospect; four prospecting licences in Co. Offaly, which include the Kinnity Prospect; two prospecting licences in Co. Limerick, one of which includes the Carrickittle Prospect and is subject to a joint venture agreement with Noranda; and two prospecting licences in Co. Longford.

Galmoy Mine

Background

Discovery of significant soil geochemical anomalies in the 1960's, followed by geophysical surveys in the 1980's, led to the first mineralised diamond drill intersection at Galmoy in 1986. Planning permission was granted in 1994, four years after the initial planning application, and ARCON, as sole owner and operator, brought the mine into production in 1997.

Subsequent exploration drilling led to the discovery of the G satellite orebodies and the K and CW South orebodies. Following submission of a second planning application and environmental impact statement, approval was granted to mine these additional reserves in May 2002. An application has now been made for a state mining licence to allow mining of the orebodies not covered by the original 1995 licence. The Directors expect that this licence will be awarded during the third quarter 2002.

Geology

The Galmoy deposits lie in a northeast striking belt of Lower Carboniferous carbonates, mainly limestones. Lower Carboniferous carbonates are also the host rocks for the mineralisation of the Tynagh, Silvermines, Tara and Lisheen mines. The form of the mineralisation is essentially a strata bound zinc/lead replacement which is hosted by a grey rock matrix breccia at the base of the Waulsortian Limestone Formation, which is dolomitised in the mine area.

The major structure is the G-Fault, which is a normal fault that bounds the G orebody to the south. This fault is likely to have been the conduit for the mineralising hydrothermal fluids.

The zinc and lead mineralisation occurs principally as the sulphides, sphalerite and galena in a number of textural varieties. Pyrite and dolomite are the main gangue minerals.

As at 31 December, 2001, ARCON estimated the remaining proven and probable reserve in its seven orebodies to be 3.9 million tonnes at a grade of 11.4% Zn and 2.2% Pb above a cut off of 6% ZnEq. In addition to the reserves, there are measured and indicated resources totalling 0.6 million tonnes at a grade of 5.0% Zn with a cut-off of 4.5% Zn in the seven ore bodies.

Two of the orebodies have not been fully evaluated by drilling, and the Directors believe these have potential to add further resources. In addition prospects for extension of the resources around the mine site have been enhanced with the establishment of a gravity anomaly to the east of the CW orebody, which will be investigated by drilling, expected to commence in the second half of 2002.

Mining

Access to the underground workings is by means of a decline system. Ventilation raises provide emergency access/egress ways and air ventilation requirements. Room and pillar stoping methods, using electro-hydraulic drill jumbos, LHDs and trucks, are predominantly used to mine the ore. The LHDs and trucks haul the blasted ore to an underground crusher station and the crushed ore is transported to the surface by conveyor belts. Once the underground stopes are completed they are largely backfilled with cemented high density tailings, which are pumped underground from the processing plant.

Milling

The crushed ore is discharged from the underground conveyor belt into an enclosed stockpile on surface. A reclaim system, within a tunnel under the stockpile, equipped with vibrating feeders and a conveyor belt, feeds the ore, at a controlled rate, to the grinding mills in the concentrator building.

The concentration process is achieved in three stages; SAG and ball mill grinding, flotation using naturally aspirated flotation cells and dewatering by thickener and pressure filter. Two concentrates are produced, a zinc concentrate consisting mainly of sphalerite with a metal content of approximately 53%Zn and a lead concentrate consisting mainly of galena with a metal content of approximately 50%Pb.

The concentrates are trucked to the port of New Ross from where they are shipped to customers. The concentrates are sold to a number of smelters and traders under a variety of short and long term supply contracts.

FINANCIAL RESTRUCTURING

In an environment of a decline in the last year in, and ongoing volatility of, the zinc price, the ARCON Group has experienced a reduction in its cashflow and consequently has been unable to meet its obligations under its Banking Syndicate debt facility. Negotiations in relation to the Group's obligations under this facility (under which in aggregate US$85 million was outstanding as at 31 March, 2002), and the timing of repayment, have been ongoing over the last year.

As a result of negotiations with the Banking Syndicate and following agreement by Sir Anthony O'Reilly to continue to support the Company, Fairfield, a company owned and controlled by Sir Anthony O'Reilly, has acquired US$82 million of the debt owed to the Banking Syndicate. Fairfield has now agreed with ARCON to write down the outstanding debt to US$20 million and has put in place a revised repayment schedule. Interest on the debt is charged at a variable rate, currently 8% per annum, and the debt falls due for minimum repayment instalments commencing on 30 June, 2003, when a repayment of US$1 million is due, and ending in June, 2006, as further described in paragraph 7(ix) of Part 7 of this document. The security on the debt, further information in relation to which is set out at paragraph 7(i) of Part 7 of this document, will remain in place.

In addition, conditional on approval of the Resolutions (other than Resolution No.8) and assuming completion of the Rights Issue, ARCON has reached an agreement with the Banking Syndicate, to issue in aggregate 143,751,165 New Ordinary Shares at a price of €0.025 (the Rights Issue Price), representing in aggregate 9.99% of the issued ordinary share capital of the Company following the Rights Issue, in satisfaction of all obligations to the Banking Syndicate, including €3.59 million in debt. In the event that the Rights Issue does not proceed, the number of Ordinary Shares to be so allotted would (conditional on the Directors having been granted appropriate allotment authorities pursuant to Resolution No. 8), be 28,750,232, representing 9.99% of the Existing Issued Ordinary Share Capital.

Over the two years up to 31 March, 2002 Indexia, a company owned and controlled by Sir Anthony O'Reilly, has provided funds to the Group totalling US$12.25 million (€12.92 million) for general working capital purposes. The loans were unsecured and interest thereon of in aggregate US$550,000 (€580,000) to 31 March, 2002 was capitalised in full. Since 31 March, 2002 Indexia has advanced a further US$1.75 million (€1.85 million) to ARCON and has committed to advance an additional US$0.75 (€0.79) million pending completion of the Rights Issue, being a total of US$15.3 million (€16.14 million). Pursuant to an agreement dated 19 June, 2002, Indexia has agreed to transfer to ARCON Zinc Ltd. (a wholly owned subsidiary of the Company) US$9 million (€9.50 milion) of debt owed by ARCON to Indexia in consideration of €1 and ARCON has agreed to repay to Indexia US$4.4 million (€4.64 million) (which will include all funds advanced subsequent to 31 March, 2002) from the net proceeds of the Rights Issue. The balance of debt, which is unsecured, due to Indexia as at 31 March, 2002 of US$1.89 million and US$168,000 accrued interest (€2 million and €178,000 respectively) incurs interest at a variable rate, currently 8% per annum, and falls due for repayment from production cashflows of the ARCON Group.

Sir Anthony O'Reilly and Indexia Holdings Limited also provided guarantees in 2001 of €6.5 million (index linked) to Bank of Scotland (ICC Bank) as additional security to that bank in respect of (1) the Galmoy Mine closure bond (established in accordance with the requirements of the planning permission issued to the Company in respect of the Galmoy Mine; and (2) the Galmoy Mine licence bond (established in accordance with the requirements of the State Mining Licence, as summarised in paragraph 10 of Part 7 of this document), issued by ICC Bank and as a result of which ICC Bank released to ARCON Mines Limited €4.8 million which has been utilised by ARCON Mines Limited for general working capital purposes.

STRATEGY OF THE ARCON GROUP

Prior to the effect of the financial restructuring detailed herein, total indebtedness of the ARCON Group was US$100 million (€105.50 million). This level of debt, combined with reduced Group cash flows, has exposed the ARCON Group to considerable uncertainty with regard to the Group's survival over the past year. Assuming completion of the financial restructuring arrangements, and the application of the Rights Issue proceeds, the ARCON Group will have outstanding loans of approximately US$22 million (€23.21 million). Interest due under these debt facilities will therefore be significantly reduced. This will leave ARCON in a substantially improved debt position and will, the Directors believe, ensure that the Shareholders will be better placed to benefit from an anticipated improvement in ARCON's performance.

Following this financial restructuring, and the reduction in the cost of debt servicing, ARCON's strategy (the execution of which will rely on the proceeds of the Rights Issue) to enhance its future performance is two fold: firstly, to achieve greater production efficiency at the Galmoy Mine, and secondly, to carry out further exploration drilling on a number of targets in proximity to the Galmoy Mine and the prospective Rapla area.

(a) Production

ARCON intends to lower its cash operating unit cost of production at the Galmoy Mine by further increasing the volume of ore milled to levels in excess of 650,000 t.p.a., (the equivalent of which has been milled over the six months ending 31 March, 2002).

During the aforesaid period the mining rate has been 720,000 t.p.a. (ore and waste) and following the completion of a waste development programme associated with the development of underground infrastructure during the second quarter 2002, the Directors expect the waste rock production to decrease significantly in the second half of 2002.

A number of planned modifications to the mill circuit will enable the milling rate to increase from 650,000 t.p.a. to 720,000 t.p.a. and, in addition, is expected to improve recoveries and concentrate grade. These modifications include uprating the mainline pumps, increasing the instrumentation levels, installation of forced air flotation mechanisms in the zinc flotation circuit and increasing the leach circuit capacity.

The expected increase in throughput will reduce the unit cost as a large proportion of the operating costs are fixed costs. In addition, the Company is carrying out a review of its major production costs, particularly explosives (using lower cost alternatives), power (reducing unit consumption through energy efficiency programmes) and reagents (reducing unit consumption).

Further details on the capital expenditure associated with implementation of these plans are set out in the section of this letter entitled "Use of Proceeds of the Rights Issue".

(b) Exploration

ARCON carried out a detailed gravity survey in 2001 covering an area of 25 km² from an area adjacent to the Galmoy Mine site to the Rapla area, 6 km from the Galmoy Mine. Drill hole information and this gravity survey have been interpreted as identifying a geological fault pattern linking the source "G" fault at the Galmoy Mine to the Rapla area. As a consequence, the Company has identified three gravity anomalies, which, the Directors believe, justify further drilling. In addition, this interpretation also indicates a large area of potential between Galmoy and Rapla. It is ARCON's intention to further extend this style of gravity survey over other areas on its Galmoy exploration licence area and around the Galmoy Mine area to identify additional drilling targets. The objectives of this exploration programme are:

(i) to increase the mineral resources in the vicinity of the Galmoy Mine by drilling areas where the mineralisation remains open and drilling of recently identified gravity anomalies;

(ii) to further explore the potential identified at Rapla through drilling. Drilling to date has outlined a contiguous zone, containing an inferred resource of circa 2.7 million tonnes at 6.9% Zn, 1.5% Pb. A fault, thought to be the source of the mineralising fluids, has been identified. The zone is open to the east along the strike of the fault and sulphur isotope evidence indicates an eastward source to the mineralisation. This will be tested through the drilling programme;

(iii) to continue exploring the prospective geological area stretching 13km from Rapla in the northeast, through Galmoy, towards the Lisheen mine in the southwest, which is held by ARCON under exclusive prospecting licence, through drilling and geophysical methods; and

(iv) to continue work on all its other prospecting licences by data collection, geophysical methods and drilling programmes as required.

The exploration programme is estimated to cost an initial €3.0 million and will be funded from the proceeds of the Rights Issue and production cashflow, with further expenditure to be determined depending on results.

ARCON will also continue to examine other exploration, development and production mineral opportunities with particular attention to those mining opportunities with a low cost of production where the ARCON Group's mining and exploration experience can be utilised.

USE OF PROCEEDS OF THE RIGHTS ISSUE

ARCON is seeking to raise further funds to commence a capital expenditure programme to increase capacity at the Galmoy Mine and to continue the commercial exploitation of its assets. The mine capital expenditure programme over the forthcoming year and through to the end of 2003 comprises three main elements; expansion of the mine water treatment plant and access development and infrastructure installation in the mine, which are necessary for the continued operation and upkeep of the Galmoy Mine, and a mill expansion programme to increase the milling capacity up to 720,000 t.p.a.. The total expected cost of this programme during 2002 and 2003 is €5.7 million.

The balance of the net proceeds of the Rights Issue will be used to repay creditors, including banking debt (other than to the Banking Syndicate) of US$3.3 million (approximately €3.48 million) and including Indexia, which will receive US$4.4 (approximately €4.64 million), to fund an exploration programme primarily focussed around the Galmoy Mine and at Rapla at a budgeted initial cost of €3.0 million, and for general corporate and working capital purposes.

The Directors are of the opinion that, having regard to existing cash resources and available bank and other facilities, and taking into account the net proceeds of the Rights Issue, the working capital available to the Group is sufficient for its present requirements, that is, for at least the next 12 months from the date of this document.

If the Rights Issue does not become unconditional in all respects, ARCON will have insufficient working capital to continue trading for any period of time. In these circumstances, alternatives available to the Board would be extremely limited and may involve cessation of trading and/or liquidation. In the event thereof, the Board considers that, after payments have been made to creditors, there would be no surplus remaining for distribution to Shareholders.

CURRENT TRADING AND PROSPECTS

In the first quarter of 2002 ARCON Mines Limited milled 162,650 tonnes of ore at an average grade of 10.0%, producing 26,232 tonnes of zinc concentrate, representing a 17% and 20% increase in milled tonnage and concentrate produced,respectively, in the period, relative to the same period last year. Sales for the period were 26,828 tonnes of zinc concentrate at an average zinc price of US$798/tonne resulting in turnover of €5.6 million.

The Group's future profitability will be primarily influenced by the zinc price. Industry forecasters have suggested that zinc prices will average US$960/tonne in the second half of 2002 and US$1,036/tonne in 2003. The Directors have estimated that for every US$100/tonne increase in the price of zinc, turnover of the ARCON Group would increase by US$59.77 per metric tonne of contained zinc metal sold assuming maintenance of current contract terms and of a zinc grade of 53.5%.

The Directors believe that the restructuring of the Group's debt, as detailed herein, and the Rights Issue will enable the Group to focus on its plans to increase production at the Galmoy Mine and thereby derive maximum benefit from any recovery in zinc prices. In addition, the Directors believe that a substantial discovery and proving of additional reserves near the Galmoy Mine and at Rapla would materially extend the mine life of the ARCON Group. On this basis, the Directors believe that the ARCON Group will be well positioned for growth in 2002.

SHARE SPLIT

The nominal value of each of the current authorised and issued Ordinary Shares is €0.06, which exceeds the Rights Issue Price. Accordingly, in order to effect the Rights Issue in compliance with the provisions of section 27 of the 1983 Act, and to ensure that there is only one class of Ordinary Share dealt in, it is necessary to create a new class of share by way of a Share Split of each Existing Ordinary Share into one Ordinary Share of nominal value €0.01 ("New Ordinary Share") and one Deferred Share of nominal value €0.05 ("Deferred Share").

Each resulting New Ordinary Share will have the same rights (including voting, dividend rights and rights on a return of capital) as each Existing Ordinary Share. Share certificates for the Existing Ordinary Shares will remain valid for the same number of New Ordinary Shares arising. The rights attaching to the Deferred Shares, which will not be listed, will render them effectively valueless. It is not intended to issue certificates in respect of the Deferred Shares. In connection with this proposal, the Company is also seeking Shareholder approval for an application to the High Court to reduce the capital of the Company by way of cancellation of the Deferred Shares and to amend the Articles of Association accordingly. The split of the Existing Ordinary Shares as described above will have no affect on the Company's net assets.

Resolutions No. 1, No. 3 and No. 4, on which the Rights Issue is, *inter alia*, conditional will facilitate the Share Split. Resolution No. 1 is comprised of two parts. The first relates to the creation of the New Ordinary Shares and the Deferred Shares in substitution for the Existing Ordinary Shares. The second part facilitates an adjustment of the unissued share capital of the Company. Resolution No. 3 provides for an amendment of Article 2 of the Articles, relating to share capital, to take account of the nominal value of the New Ordinary Shares and the creation of the Deferred Shares and the insertion of a new Article 2A, to establish the rights (if any) as regards income, voting, capital, transfer, variation and further issues, of the Deferred Shares. Resolution No. 4 authorises the Company to apply to the High Court for a reduction in its share capital by way of cancellation of the Deferred Shares and further provides for an amendment of Articles 2 and 2A of the Articles to reflect this cancellation and to delete the statements as to rights inserted in such Articles by virtue of Resolution No. 3.

The full terms of the proposed amendments to the Articles of Association are contained in the Notice set out at the end of this document and will be available from the date of dispatch of this document until the close of the EGM at the addresses referred to in paragraph 16 of Part 7 of this document and at The Westbury Hotel, Grafton Street, Dublin 2, Ireland for at least 15 minutes prior to and during the EGM.

The Company is also seeking approval for an increase in the authorised share capital of ARCON by the addition thereto of a further 1,200,000,000 New Ordinary Shares of nominal value €0.01 each. This increase, which represents approximately 84% and 50% respectively of the Existing Issued Ordinary Share Capital and the existing authorised share capital of the Company, is sought in order to facilitate the issue and allotment of the Rights Issue Shares and the Conversion Shares and in order to maintain appropriate headroom going forward. Save as disclosed herein, there is no present intention to allot further securities.

In order to retain appropriate flexibility for the future, the Company is also seeking authority to allot equity securities up to the amount of the authorised but unissued share capital of the Company, being €18,749,860, representing 108% of the Existing Issued Ordinary Share Capital, and to dis-apply pre-emption rights up to a maximum amount equal to 10% of the issued share capital of the Company as enlarged by the issue and allotment of the Rights Issue Shares, and issue and allotment of the Conversion Shares. The percentage of the Existing Issued Ordinary Share Capital to which this dis-application relates is 11%. Save as disclosed herein, there is no present intention to exercise the allotment authority and there is no present intention to exercise the authority relating to the dis-application of pre-emption rights.

In the event that any of Resolutions No. 1 to No.7 (inclusive) are not approved, the Directors are seeking authority to allot 28,750,232 Ordinary Shares to the Banking Syndicate,(representing 9.99% of the Existing Issued Ordinary Share Capital of the Company) in consideration of debt owed by the Company thereto.

The authorised and issued share capital of the Company as at 15 June, 2002 (being the latest practicable date prior to publication of this document) and as it is expected to be following approval of all the Resolutions at the EGM, implementation of the Share Split, issue and allotment of the Rights Issue Shares, and issue and allotment of the Conversion Shares, is set out in paragraph 2 of Part 7 of this document.

DETAILS OF THE RIGHTS ISSUE

Qualifying Shareholders are invited to apply under the Rights Issue for the Rights Issue Shares at the Rights Issue Price (payable in full on application and free of all expenses), on the following basis:

4 Rights Issue Shares for every 1 New Ordinary Share

deemed to be held by them on the Record Date, and so on in proportion for any other number of New Ordinary Shares deemed to be held, and otherwise on the terms and conditions as set out in this document and in the Provisional Allotment Letter. The number of New Ordinary Shares deemed held on the Record Date will be the same as the number of Existing Ordinary Shares actually held.

The Rights Issue Shares will be in registered form and will, when issued and fully paid, rank *pari passu* in all respects with the New Ordinary Shares, including the right to receive all dividends and other distributions thereafter declared, paid or made. Further details of the Rights Issue, and the terms under which it is being made, including the procedure for acceptance and payment, are set out in Part 3 of this document. The Directors expect that Provisional Allotment Letters relating to the Rights Issue will be posted to Shareholders on the day of the EGM.
The Rights Issue will be conditional on:

(a) approval of Resolutions No.1 to No.7 (inclusive) at the EGM;

(b) Admission becoming effective by no later than 8.00 a.m. on 15 July, 2002 (or such later time and date as the Company and the Underwriters may agree;) and

(c) the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms.

It is expected that these conditions will be satisfied and that dealings in the Rights Issue Shares, nil paid, will commence on 15 July 2002.

The Directors, whose shareholdings comprise in total 1,965,032 Existing Ordinary Shares, amounting to 0.68% of the Existing Issued Ordinary Share Capital of the Company, intend to participate in the Rights Issue.

The latest time for acceptance and payment in full for the Rights Issue Shares is expected to be 3.00p.m. on 2 August, 2002.

PERSONS NOT RESIDENT IN IRELAND OR THE UNITED KINGDOM

Information for Shareholders who have registered addresses outside Ireland or the United Kingdom, or who are citizens or residents of countries other than Ireland or the United Kingdom, appears in the section entitled "Overseas Shareholders" at paragraph 6 of Part 3 of this document, which sets out restrictions applicable to such persons.

WAIVER OF OBLIGATION TO MAKE A GENERAL OFFER UNDER RULE 9

Sir Anthony O'Reilly, who, with his wife, Lady O'Reilly, owns or controls (within the meaning of the Takeover Panel Act, 1997) 126,839,506 Existing Ordinary Shares in ARCON, has given an irrevocable undertaking to participate in the Rights Issue to the full extent of the entitlement associated with those New Ordinary Shares in which he, but not his wife, is beneficially interested (i.e. 123,873,231 New Ordinary Shares with a *pro rata* entitlement to 495,492,924 Rights Issue Shares). In addition, Sir Anthony O'Reilly, with Indexia, has agreed to underwrite the balance of the Rights Issue.

Under Rule 3.3 of Part A of the Takeover Rules, Sir Anthony O'Reilly and his family are presumed to be acting in concert ("the Concert Party"). Sir Anthony O'Reilly's children hold in aggregate 1,549,333 Existing Ordinary Shares. In total therefore, Sir Anthony O'Reilly and his family owns or controls 44.66% of the Existing Issued Ordinary Share Capital (being 128,388,839 Existing Ordinary Shares, which shareholding attracts a *pro rata* entitlement to subscribe for 513,555,356 Rights Issue Shares). Of this amount, I own 1,359,079 Ordinary Shares, which shareholding attracts a *pro rata* entitlement to subscribe for 5,436,316 Rights Issue Shares.

Consequent to the irrevocable undertaking and underwriting commitment given by Sir Anthony O'Reilly and, in particular, in the event of Sir Anthony O'Reilly being called upon to fulfil all of his underwriting commitment, the shareholding owned or controlled by Sir Anthony O'Reilly and/or that owned or controlled by any other member of the Concert Party, may be increased by more than 0.05% of the then issued share capital of the Company. Such a percentage increase would trigger an obligation under the Takeover Rules on such one or more of the members of the Concert Party, as the Panel shall direct, to make a general offer for the balance of the issued ordinary share capital of the Company, unless such obligation was waived by the Panel.

The Panel has agreed to waive the obligation on the Concert Party to make a general offer under Rule 9 of the Takeover Rules which might otherwise arise pursuant to participation in the Rights Issue and the Underwriting Agreement. This Waiver is conditional on:

(i) the passing by a majority of the Independent Shareholders, on a poll at the EGM of a resolution approving the potential increase in the Concert Party's interest in the Company up to a maximum of 80.7% of the Enlarged Issued Ordinary Share Capital of the Company arising pursuant to (1) the Concert Party's subscription for its full entitlement under the Rights Issue; and (2) Shares which the Concert Party may acquire as a consequence of Sir Anthony O'Reilly's underwriting commitment, without being obliged to make a general offer to Shareholders under Rule 9 of the Takeover Rules; and

(ii) the approval by the Panel of a circular to Shareholders which complies with the whitewash guidance note of Rule 9 of the Takeover Rules. This document satisfies the requirements of the Takeover Rules in respect of the Whitewash and has, in this respect only, been the subject of Panel approval.

To the extent that, the Concert Party holds a percentage less than 80.7% following completion of the Rights Issue the Panel has ruled that this lesser percentage shall be the maximum for the purpose of the Whitewash.

Davy Corporate Finance, which has been appointed to advise the Independent Directors and the Independent Shareholders, considers the Rights Issue on the terms and subject to the conditions detailed in this document, and the potential maximum increase in the number of New Ordinary Shares owned or controlled by members of the Concert Party by 1,148,279,995 New Ordinary Shares, up to 1,276,668,834 New Ordinary Shares, representing up to 80.7% of the Enlarged Issued Ordinary Share Capital of the Company arising pursuant to the arrangements detailed herein (subject to certain assumptions detailed at paragraph 6 of Part 7 of this document), to be in the best interests of the Company and its Independent Shareholders as a whole and, accordingly, recommends Independent Shareholders to vote in favour of Resolution No. 7, being the Waiver Resolution. The members of the Concert Party have agreed, in compliance with the requirements of the Panel, to abstain from exercising their voting rights in respect of this Resolution.

Pursuant to the approval of Resolution No. 7 and, in circumstances where the number of New Ordinary Shares in which members of the Concert Party are, in aggregate, interested following the Rights Issue, represents more than 50% of the issued share capital of the Company, there will be no restrictions under the Takeover Rules on Sir Anthony O'Reilly and/or any other member of the Concert Party acquiring additional Ordinary Shares in the future.

Further information on Sir Anthony O'Reilly and on the other members of the Concert Party is provided in paragraph 6 of Part 7 of this document.

RISK FACTORS

Your attention is drawn to the risk factors set out in Part 6 of this document.

EXTRAORDINARY GENERAL MEETING

You will find set out at the end of this document a notice convening the EGM to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland on 12 July, 2002 at 10.15 a.m. (or as soon as possible thereafter as the Annual General Meeting convened for the same date at the same place shall have been concluded or adjourned) at which the following Resolutions will be proposed:

Resolution No. 1: to approve the Share Split;

Resolution No. 2: to increase the authorised share capital of the Company from €24,000,000 to €36,000,000 (comprised of 2,162,488,340 New Ordinary Shares and 287,502,332 Deferred Shares);

Resolution No. 3: to amend the Articles of Association, in order to take account of the creation of the Deferred Shares with respect to the share capital of the Company and to specify the limited rights attaching to the Deferred Shares;

Resolution No. 4: to approve the cancellation of the Deferred Shares and the amendment of the Articles of Association accordingly subject only to the approval of the High Court;

Resolution No. 5: to authorise the Directors to allot New Ordinary Shares, having in aggregate a nominal value equal to the amount of the authorised but unissued share capital of the Company following the Share Split, the Rights Issue and the issue of the Conversion Shares;

Resolution No. 6: to dis-apply statutory pre-emption rights in relation to issues by way of rights issue, open offer or otherwise to Shareholders subject to exclusions and other arrangements deemed necessary to deal with any legal or practical problems, the Conversion Shares and generally in relation to the allotment of equity securities for cash up to an aggregate nominal amount of €1,581,262 (representing approximately 10% of the Enlarged Issued Ordinary Share Capital of the Company);

Resolution No. 7: to approve the potential increased shareholding of the Concert Party, the passing of which is a condition of the waiver of the general offer obligation by the Panel: and

Resolution No 8: to authorise the Directors to allot 28,750,232 Ordinary Shares to the Banking Syndicate in the event that any of Resolutions No. 1 to No.7 (inclusive) are not approved.

ACTION TO BE TAKEN - EXTRAORDINARY GENERAL MEETING

A Form of Proxy for use by Shareholders at the EGM is enclosed. Whether or not Shareholders intend to be present at the meeting, they are requested to complete, sign and return the Form of Proxy to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand), as soon as possible and in any event so as to arrive not later than 48 hours before the time of the meeting.

The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person should they subsequently wish to do so.

ACTION TO BE TAKEN - RIGHTS ISSUE

If you qualify for the Rights Issue on the basis of, and having regard to the provisions of Part 3 of this document, a Provisional Allotment Letter showing the number of Rights Issue Shares that you are entitled to take up and containing full details regarding the procedure for acceptance and payment, renunciation, splitting and registration in respect of the Rights Issue Shares, will be forwarded to you following the EGM.

Until such time, you need take no action in relation to the Rights Issue.

FURTHER INFORMATION

Your attention is drawn to the further information set out in Parts 2 to 7 of this document.

The Rights Issue is conditional upon the passing of all of the Resolutions (other than Resolution No. 8).If such Resolutions are not approved by Shareholders, the Rights Issue will not proceed, and the ARCON Group's future viability and development plans will be in serious and immediate jeopardy.

If the Rights Issue does not become unconditional in all respects, ARCON will have insufficient working capital to continue trading for any period of time. In this event, alternatives available to the Board would be extremely limited and may involve cessation of trading and/or liquidation. In the event thereof, the Board considers that, after payments have been made to creditors, there would be no surplus remaining for distribution to Shareholders.

RECOMMENDATIONS

The Directors consider the Share Split, the increase in the authorised share capital, the amendment of the Articles of Association, the capital reduction, the grant of authority to Directors to allot equity securities and the dis-application of pre-emption rights, to be in the best interests of Shareholders as a whole. Accordingly, your Directors unanimously recommend that you vote in favour of Resolution No. 1 to No. 6 and Resolution No. 8 as they intend to do in respect of their own beneficial holdings, which amount in aggregate to 1,965,032 Existing Ordinary Shares, representing approximately 0.68% of the Existing Issued Ordinary Share Capital of the Company.

The Independent Directors, who have been so advised by Davy Corporate Finance, consider the approval of the Waiver Resolution, to be in the best interests of the Company and the Independent Shareholders as a whole. In providing advice to the Independent Directors, Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors. The Independent Directors unanimously recommend that you vote in favour of Resolution No. 7 to be proposed at the EGM as they intend to do in respect of their own beneficial holdings which amount in aggregate to 605,953 Existing Ordinary Shares, representing approximately 0.21% of the Existing Issued Ordinary Share Capital of the Company. The advice of Davy Corporate Finance to the Independent Shareholders in respect of the Waiver Resolution is contained in Part 2 of this document.

Yours faithfully,

TONY O'REILLY Jnr.

Chairman

PART 2 – LETTER FROM DAVY CORPORATE FINANCE LIMITED

Davy STOCKBROKERS

Davy Corporate Finance Limited
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

Telephone: + 353 1 679 6363
Fax: + 353 1 679 6366
Email: dcf@davy.ie

19 June, 2002

To Independent Shareholders

Dear Shareholder,

We refer to certain of the proposals considered in the letter from the Chairman of ARCON, contained in Part 1 of this document. In particular, we refer to the potential increase to 80.7% in the percentage of the Company's then issued share capital, owned or controlled by Sir Anthony O'Reilly and other members of the Concert Party. This potential increase would arise where Sir Anthony O'Reilly subscribed for the full entitlement under the Rights Issue associated with the shareholding in which he is beneficially interested (as per the irrevocable undertaking to do so) and where Sir Anthony O'Reilly and Indexia are called upon to fulfil either all of their underwriting commitment or their underwriting commitment other than in respect of the entitlements of the other members of the Concert Party where such members subscribe for their respective entitlements in respect of the Rights Issue.

As described on page 13 of this document, the Panel has agreed, subject *inter alia*, to the approval by Independent Shareholders of the Waiver Resolution, to waive any obligation in respect of an increase in the percentage represented by the shareholding of the Concert Party under the Takeover Rules in the circumstances set out above, to make a general offer for the balance of the issued Ordinary Shares in the Company.

Davy Corporate Finance, which has been appointed by the Company to advise the Independent Shareholders, considers the approval of the Waiver Resolution to be in the best interests of the Company and the Independent Shareholders as a whole and recommends Independent Shareholders to vote in favour of that resolution.

Yours faithfully
For and on behalf of

Davy Corporate Finance Limited
HUGH McCUTCHEON
Head of Corporate Finance

PART 3 – DETAILS OF THE RIGHTS ISSUE

(1) TERMS OF THE RIGHTS ISSUE

Subject to the conditions set out below being satisfied, Qualifying Shareholders (except certain Overseas Shareholders) will be offered, by way of Rights, Rights Issue Shares at a price of €0.025 per share, payable in full upon acceptance, by not later than 3.00 p.m. on 2 August, 2002. The Rights Issue is being made on the following basis:

4 Rights Issue Shares for every 1 New Ordinary Share

deemed to be held by Qualifying Shareholders on the Record Date, and so on in proportion for any other number of New Ordinary Shares deemed to be held, and otherwise on the terms and conditions as set out in this document and in the Provisional Allotment Letter. The number of New Ordinary Shares deemed held on the Record Date will be the same as the number of Existing Ordinary Shares actually held.

Holdings of Ordinary Shares in certificated form and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The Rights Issue Shares will, when issued and fully paid, be in registered form and will rank *pari passu* in all respects with the New Ordinary Shares, and will rank for all dividends or other distributions declared, made or paid after the date of issue of the Rights Issue Shares.

No temporary document of title, other than the nil and fully paid Provisional Allotment Letters, will be issued to Qualifying Shareholders in respect of the Rights Issue. The Provisional Allotment Letters, when renounced by Qualifying Shareholders, will become negotiable bearer documents.

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the Rights Issue Shares to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UKLA and to the Irish Stock Exchange and the London Stock Exchange for the Rights Issue Shares to be admitted to trading on their respective markets for listed securities. Subject to such permission being granted and becoming effective, dealings in the Rights Issue Shares, nil paid, is expected to commence on 15 July, 2002. None of the Rights Issue Shares have been or will be made available as a whole or in part to the public in connection with such application other than pursuant to the Rights Issue.

The attention of Overseas Shareholders is drawn to paragraph 6 below.

Conditions

The Rights Issue will be subject to the following conditions:

(a) approval of Resolutions No.1 to No.7 (inclusive) at the EGM;

(b) Admission of the Rights Issue Shares, nil paid, to the Official Lists becoming effective no later than 8.00 a.m. on 15 July, 2002 (or such later time and date as the Company and the Underwriters may agree): and

(c) the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms.

Sir Anthony O'Reilly has given an irrevocable commitment to participate in the Rights Issue to the full extent of the entitlement associated with his beneficial interest in the Company and has also agreed, with Indexia, to underwrite the balance of the Rights Issue (conditional, *inter alia*, on approval by the Independent Shareholders of Resolution No. 7). A summary of the Underwriting Agreement is set out in the section entitled "Material Contracts" at paragraph 7(xiv) of Part 7 of this document.

(2) ACTION TO BE TAKEN

(a) Procedure for acceptance and payment

Provisional Allotment Letters in respect of the Rights Issue Shares are expected to be despatched, following the passing of the Resolutions at the EGM, on 12 July, 2002. If for any reason the Provisional Allotment Letters are to be posted otherwise than as described above, any times and/or dates referred to in this document may be revised and the time and dates so revised will be contained in the Provisional Allotment Letters.

The Provisional Allotment Letter will contain details of the holding of New Ordinary Shares registered in the name of the Qualifying Shareholder on the Record Date (as if the Share Split had been effective) and on which their entitlement is based and the number of Rights Shares provisionally allotted to them (for which they are entitled to subscribe). The Provisional Allotment Letter will also contain full instructions regarding acceptance and payment, renunciation, splitting and registration in respect of the Rights Shares and the procedure to be followed if Qualifying Shareholders wish to dispose of all or part of their entitlements.

Qualifying Shareholders who wish to take up their entitlement in whole or in part will be required to send the Provisional Allotment Letter properly completed, together with a remittance for the full amount payable on acceptance, in accordance with the instructions to be printed thereon, to the Company's Receiving Agents at Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand), with payment to be made in accordance with the instructions set out below, so as to arrive by not later than 3.00 p.m. on 2 August, 2002. Qualifying Shareholders with registered addresses in the UK may return their completed PAL with remittance due to Capita-IRG Plc, New Issues Department, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England. Such Qualifying Shareholders may also lodge documentation at this address in respect of the actions specified in paragraphs (b), (c), (d), (f) and (g) below.

All documents and remittances will be sent to or by the allottees or their renouncees (or their agents, as appropriate) at the risk of the persons entitled thereto. A reply-paid envelope will accompany the Provisional Allotment Letter for this purpose.

Payments must be made in euro by means of a cheque drawn on a licensed bank or building society or branch of a bank or building society in Ireland or a bankers draft drawn on such a bank. All cheques and drafts must be made payable to "Capita Corporate Registrars Plc – A/C ARCON International Resources P.l.c" and crossed "A/C Payee only".

The Company reserves the right to have cheques presented on receipt and to instruct Capita Corporate Registrars Plc, to seek special clearance of banker's drafts and cheques to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be paid on payments made before they are due and any interest earned on such payments will accrue for the benefit of the Company. The return of a Provisional Allotment Letter with the appropriate remittance will constitute a warranty that the remittance will be honoured on first presentation. It is a term of the Rights Issue that cheques shall be honoured on first presentation. If cheques are not honoured on first presentation, the provisional allotment may be deemed by the Company to have been declined and to have lapsed.

The Company reserves the right, but shall not be obliged, to accept applications in respect of which remittances are received prior to 3.00 p.m. on the Closing Date from an authorised person (as defined in section 31 of the UK Financial Services and Markets Act, 2000) specifying the Rights Issue Shares concerned and undertaking to lodge the relevant Provisional Allotment Letter duly completed in due course.

If payment in full is not received by the latest time for acceptance and payment specified in the Provisional Allotment Letter, whether from Qualifying Shareholders or from persons to whom they have renounced their rights, the provisional allotments in respect of which payment has not been received will be deemed to have been declined and will lapse except in the circumstances described above where the Company exercises the right to accept delayed payment.

The Company reserves the right (but shall not be obliged) to treat as a valid subscription under the Rights Issue any Provisional Allotment Letter or remittance which is completed or executed otherwise than in accordance with the instructions set out in this document or the Provisional Allotment Letter.

All enquiries in connection with the Provisional Allotment Letters should be addressed to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if in person) (telephone number + 353 1 810 2401).

Please note, however, that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement.

(b) Dealings in nil paid Rights

Dealings on the Irish Stock Exchange and the London Stock Exchange in the Rights provisionally allotted, are expected to commence, nil paid, at 8.00 a.m. on 15 July, 2002. A transfer of such Rights in nil paid form, without payment of the Rights Issue Price for the Rights Issue Shares provisionally allotted, may, save as required by the laws of certain overseas jurisdictions, only be made by renunciation of the Provisional Allotment Letter (as described in paragraph (d) below) or, in the case of any person in whose favour the Rights have been renounced, by delivery of such letter to the transferee.

(c) Dealings in fully paid Rights

After acceptance of the provisional allotment and payment in accordance with the provisions set out in this document and in the Provisional Allotment Letter, the Rights Issue Shares, fully paid, may be transferred by renunciation of the relevant Provisional Allotment Letter and delivery of the same to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) up to 3.00 p.m. on 23 August, 2002. Thereafter the Rights Issue Shares will be registered and will only be transferable by written instrument of transfer in the usual common form.

(d) Renunciation and splitting

The Provisional Allotment Letters will be fully renounceable, save as required by the laws of certain overseas jurisdictions (see paragraph entitled "Overseas Shareholders" below). They may be split on lodgement with the Company's Receiving Agents, Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand), up to 3.00 p.m. on 31 July, 2002 (nil paid) or up to 3.00 p.m. on 21 August, 2002 (fully paid). The latest time and date for registration of renunciation, fully paid, will be 3.00 p.m. on 23 August, 2002. Once renounced, a Provisional Allotment Letter will become a negotiable document in bearer form. Instructions for registration and splitting will be set out in detail in the Provisional Allotment Letters to be despatched following the passing of the Resolutions at the EGM.

After 3.00 p.m. on 23 August, 2002 Rights Issue Shares will only be transferable by instrument of transfer in the common form, such transfer attracting stamp duty. Pending the issue of definitive share certificates for the Rights Issue Shares, transfers of Rights Issue Shares will be certified by the Company's Receiving Agents, Capita Corporate Registrars Plc against lodgement of fully paid Provisional Allotment Letters and/or where renunciation has been registered against receipts for renounced fully paid Provisional Allotment Letters.

(e) Certificates and CREST

Provisional Allotment Letters comprise temporary documents of title. Definitive share certificates for the Rights Issue Shares are expected to be despatched by post no later than 30 August, 2002 at the risk of the persons entitled thereto and on this date Provisional Allotment Letters and/or receipts for renounced fully paid Provisional Allotment Letters, will cease to be valid for any purpose whatsoever. Alternatively, where Ordinary Shares are held in a CREST account, the Rights Issue Shares subscribed for will be credited to such CREST accounts. Pending despatch of definitive certificates and the crediting of CREST accounts, transfers of Rights Issue Shares will be certified against the surrender of fully paid Provisional Allotment Letters or, where renunciation has been registered, temporary receipts for renounced Provisional Allotment Letters bearing the stamp of the Registrars, Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

Qualifying CREST Shareholders who take up their entitlement under the Rights Issue will be issued with Rights Issue Shares in uncertificated form and should complete the relevant box of the Provisional Allotment Letter. It is expected that, subject to the satisfaction of the conditions attaching to the Rights Issue and the provision of any appropriate information in the Provisional Allotment Letter, Capita Corporate Registrars Plc will instruct CREST to credit the appropriate CREST member account with the Rights Issue Shares on the day on which dealings in the Rights Issue Shares commences, on a fully paid basis, on the Irish Stock Exchange and the London Stock Exchange. The Company reserves the right to allot and/or issue any Rights Issue Shares in certificated form for any reason. In normal circumstances this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST) or of the facilities and/or systems operated by the Company's registrars in connection with CREST. This right may also be exercised if the CREST member account details held by Capita Corporate Registrars Plc on your behalf are incorrect or if Capita Corporate Registrars Plc is unable for any reason to credit the CREST member account. After such crediting of CREST member accounts, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Qualifying CREST Shareholders who hold Ordinary Shares in uncertificated form will not be sent confirmation of the credit of the Rights Issue Shares to their CREST member account or any other written confirmation by the Company or Capita Corporate Registrars Plc in respect of the issue of the Rights Issue Shares to which they are entitled.

Those Qualifying Shareholders (other than certain Overseas Shareholders) who hold New Ordinary Shares both in certificated form and also in uncertificated form will be sent a separate Provisional Allotment Letter in respect of each qualifying holding.

(f) Registration in the Name of the Original Allottee

A Qualifying Shareholder who wishes to have all his entitlement to Rights Issue Shares registered in his name must accept and make payment for such Rights Issue Shares in accordance with the provisions set out in this document and in the Provisional Allotment Letter but need take no further action. From 3.00 p.m. on 23 August, 2002, Rights Shares in certificated form will be transferable by instrument of transfer complying with the Company's Articles of Association in any usual form or in any other form which the Directors may approve. Rights Shares in uncertificated form will, after that time, be transferable in accordance with the Company's Articles of Association and the rules and regulations relating to the transfer of shares in CREST.

(g) Registration in Names of Persons other than Qualifying Shareholders

For a renouncee to have Rights Issue Shares registered in his name, the renouncee or his agent must complete Form Y on the Provisional Allotment Letter and lodge the entire Provisional Allotment Letter with Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand), not later than 3.00 p.m. on 23 August, 2002. Registration cannot be effected unless the Provisional Allotment Letter is fully paid by 2 August 2002.

(h) Criminal Justice Act, 1994 of Ireland and the United Kingdom Money Laundering Regulations 1993

It is a term of the Rights Issue that, to ensure compliance with Part IV of the Criminal Justice Act, 1994 of Ireland (the "1994 Act") and the United Kingdom's Money Laundering Regulations 1993 ("the Money Laundering Regulations"), Capita Corporate Registrars Plc may at its absolute discretion require verification of identity from a person lodging any Provisional Allotment Letter (the "applicant") including, without limitation, a person who either (i) tenders payment or a series of payments in Ireland which amounts to €12,500 or more (or, in the case of a payment of a series of payments being made to an address in the UK, Stg£10,000 or more) by way of a cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant or (ii) appears to Capita Corporate Registrars Plc to be acting on behalf of some other person. In the former case, verification of the identity of the applicant may be required. In the latter case, verification of the identity of the person on whose behalf the applicant appears to be acting may be required.

The Company's Receiving Agent is entitled to require, at its absolute discretion, verification of identity from any applicant including, without limitation, any person who appears to the Registrar to be acting on behalf of some other person. Submission of a Provisional Allotment Letter will constitute a warranty and undertaking by the applicant promptly to provide to the Registrar such information as may be specified by the Receiving Agent as being required for the purpose of the Money Laundering Regulations or the 1994 Act.

Pending the provision of evidence satisfactory to the Registrar as to identity, the Registrar may in its absolute discretion retain a Provisional Allotment Letter lodged by an applicant for Rights Issue Shares and/or the cheque, banker's draft or other remittance relating to it and/or not to enter the Rights Issue Shares to which it relates on the register of members or issue any share certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid but will be without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence. In that case the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The Registrar shall be entitled, as its sole discretion, to determine whether the verification of identity requirements apply to any applicant and whether such requirements have been satisfied and none of the Registrar, the Company or Davy Stockbrokers will be liable to any person for any loss suffered or incurred as a result of the exercise of such discretion.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of the Registrar to require verification of identity as stated above):

(i) Applicants are urged if possible to make their own payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society (not being drawn on an account in the name of the applicant) or other third party or banker's draft, the applicant should:

(a) write the applicant's name and address on the back of the building society cheque, banker's draft or other third party cheque and, in the case of an individual, record his date of birth against his name;

(b) if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque or banker's draft the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque such endorsement being validated by a stamp and an authorised signature; and

(c) if sub-paragraph (b) above does not apply, the applicant should enclose within his/her Provisional Allotment Letter evidence of his/her name and address from an appropriate third party; for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required and will be returned in due course).

(ii) If a PAL is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph, (for example, a valid full passport) and evidence of his address.

(iii) If you are lodging a PAL as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), irrespective of the value of the PAL, the Registrar is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the PAL is being lodged. If the PAL is being lodged with payment by an agent which is an organisation required to comply with the EU Money Laundering Directive (91/308/EEC), or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Singapore, Switzerland, Turkey and the United States of America), the agent should provide with the PAL written confirmation that it has that status and that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will on demand make such evidence available to the Registrar.

(3) PROCEDURE FOR RIGHTS NOT TAKEN UP

If you do not wish to take up your entitlement to Rights Issue Shares, you need take no further action. If payment in full for any of the Rights Issue Shares comprised in the Provisional Allotment Letter has not been received by 3.00 p.m. on 2 August, 2002 (whether from the original allottee or any person in whose favour the Rights have been duly renounced), the provisional allotment will be deemed to have been declined and will lapse, subject to the provisions of the section entitled "Procedure for acceptance and payment" at paragraph 2(a) above.

Save where Davy is unable to procure investors, or having concluded that it is unlikely that such investors can be procured, decides not to endeavour to procure investors (as referred to below), any entitlement to Rights Issue Shares in respect of which valid acceptances have not been received (whether from the original allottee or any person in whose favour the Rights have been duly renounced) by 3.00 p.m. on 2 August, 2002 will be sold by Davy no later than the seventh business day thereafter at not less than the Rights Issue Price.To the extent that Davy can procure such investors at a premium over the Rights Issue Price and other related expenses (including applicable commissions and VAT), the net proceeds, if any, after deduction of the Rights Issue Price and expenses of sale (including applicable commissions and VAT),will be distributed *pro rata* to the persons originally entitled thereto, except that no payment will be made of amounts of less than €3.80, which will be retained for the benefit of the Company.. If at any time after the latest time and date for acceptance, Davy concludes that, in their opinion, it is unlikely that subscribers can be procured on the terms described above, Davy may decide not to endeavour to and shall be under no obligation to procure such subscribers. Neither the Company, Davy nor any person arranging such sale shall be responsible or have any liability whatsoever for any insufficiency or alleged insufficiency of the sale price or the timing of such sale or the failure to effect any such sale. Payment of the amounts due (if any) will be made by cheque and will be sent at the risk of the persons entitled thereto to the first named or sole Shareholder at such Shareholder's registered address. If subscribers cannot be procured on the basis described above, the relevant Rights Issue Shares will be subscribed for by the Underwriters at the Rights Issue Price.

Neither the Rights nor the Rights Issue Shares will be offered to Shareholders with registered addresses in Canada, Australia, or Japan or, subject to certain exceptions, the United States. The Rights in respect of the Rights Issue Shares will instead be sold by Davy in the manner described above.

(4) IRISH TAXATION

This paragraph does not constitute tax advice and is only intended as a general guide to certain aspects of current Irish law and practice which may change. These statements may not apply to certain Shareholders such as dealers in securities. They relate only to persons who are domiciled, resident and ordinarily resident in the Republic of Ireland for tax purposes and who hold Ordinary Shares beneficially and as an investment. If any Qualifying Shareholders are in any doubt as to the tax position or are subject to tax in a jurisdiction other than Ireland, they should consult their professional adviser without delay. The foregoing statement does not mean other Qualifying Shareholders (not included in the above group) do not have a potential exposure to Republic of Ireland taxation as a consequence of exercising or failing to exercise any Rights under the proposed Rights Issue.

(a) Capital Gains Tax

The issue of the Rights Issue Shares to Qualifying Shareholders pursuant to the Rights Issue will be treated as a reorganisation of the Company's share capital for the purposes of Irish taxation on capital gains.

To the extent that a Qualifying Shareholder takes up all or part of his or her Rights under the Rights Issue, he or she will not be treated as making a disposal of his or her corresponding holding of Ordinary Shares. No liability to Republic of Ireland tax on chargeable gains in respect of the Rights Issue Shares should arise as a result of a Qualifying Shareholder taking up his or her entitlement to Rights Issue Shares in full.

Any Rights Issue Shares allotted to a Qualifying Shareholder under the Rights Issue will be added to his/her existing shares in the Company to form a single holding of Ordinary Shares for the purposes of Republic of Ireland taxation. The new holding of shares will, for the purposes of Irish taxation of capital gains, be treated as the same asset as the existing holding and acquired at the same time as the existing holding. The base cost of existing holdings will be deemed to have been increased by the amount paid for the Rights Shares although, for the purposes of calculating the indexation allowance (available to all shareholders in respect of holdings beneficially owned for greater than 12 months), expenditure incurred in subscribing for the Rights Shares will be treated as incurred at the time when the Qualifying Shareholder makes payment of the subscription monies for the Rights Issue Shares.

The disposal by a Qualifying Shareholder of all or part of the Rights Issue Shares provisionally allotted to him or her, or his or her rights to subscribe for Rights Issue Shares (or, if he or she does not take up his or her Rights, the receipt by him or her of a cash payment pursuant to the arrangements referred to under the heading "Procedure in respect of rights not taken up" above) may, depending on the Qualifying Shareholder's circumstances, render that person liable to Republic of Ireland tax on chargeable gains.

The effective rate of tax currently applying to any chargeable gain arising is 20% (for both individuals and corporate shareholders). Individuals only will be entitled to reduce their entire chargeable gains (from all sources) for any particular year of assessment by €1,270 prior to the application of any tax.

(b) Stamp Duty

No stamp duty will be payable on (i) the issue of Provisional Allotment Letters, (ii) the renunciation of Provisional Allotment Letters (whether nil paid or fully paid) on or before the latest date for registration of renunciation or (iii) the registration of the holders of Provisional Allotment Letters.

The transfer or sale of Rights Shares after the latest date for registration of renunciation by instrument of transfer in the usual or common form will be liable to Irish stamp duty payable by the purchaser or transferee at the rate of 1% of the price paid.

Paperless transfers of Ordinary Shares including the Rights Issue Shares within the CREST system will generally be liable to stamp duty at the rate of 1% of the amount or value of the consideration payable. Stamp Duty on transactions settled within the CREST system or reported through it will be collected by CREST.

(c) Dividends

Dividend Withholding Tax ("DWT") must be deducted from any distribution including dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of income tax (currently 20%) Non resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT.

It is not expected that any of the transactions included in this prospectus would give rise to any distribution being made to Qualifying Shareholders and therefore no DWT consequences should arise.

(5) UNITED KINGDOM TAXATION

The following statements do not constitute tax advice and are intended only as a general guide to current United Kingdom tax legislation and to the current practice of the United Kingdom Inland Revenue in respect of stamp duty, stamp duty reserve tax, taxation of capital gains and taxation of dividends paid by the Company. They may not apply to certain Shareholders, such as dealers in securities. They relate to persons who are domiciled, resident and ordinarily resident in the UK for UK tax purposes and who hold Ordinary Shares beneficially and as an investment. Any person who is in any doubt as to his tax position, or who is subject to taxation in any jurisdiction other than the UK, should consult his professional advisers immediately.

(a) Stamp duty and stamp duty reserve tax

Except in relation to depository receipt arrangements or clearance services where special rules apply:

(i) no UK stamp duty or stamp duty reserve tax will be payable on the issue or registration of the Provisional Allotment Letters;

(ii) no UK stamp duty reserve tax will be payable on the registration of the original holders of Provisional Allotment Letters or their renouncees

(b) Capital gains tax

The issue of the Rights Issue Shares to Qualifying Shareholders pursuant to the Rights Issue will be treated as a reorganisation of the Company's share capital for the purposes of the United Kingdom taxation on capital gains.

Accordingly, to the extent that a Qualifying Shareholder takes up all or part of his or her rights under the Rights Issue, he or she will not be treated as making a disposal of his or her corresponding holding of Ordinary Shares. No liability to UK tax on chargeable gains in respect of the Rights Issue Shares should arise as a result of a Qualifying Shareholder taking up his or her entitlement to Rights Issue Shares in full.

To the extent that a Qualifying Shareholder takes up the Rights Issue Shares provisionally allotted to him or her, the Rights Issue Shares so allotted will, for the purposes of UK tax on chargeable gains, be treated as having been acquired at the same time as the Qualifying Shareholder's existing holding was acquired (save that, where an individual's existing holding of Ordinary Shares is treated as consisting of more than one asset for tax purposes, the Rights Issue Shares acquired will be attributed pro rata to those existing assets). The amount of money paid for the Rights Issue Shares will be added to the base cost for the Qualifying Shareholder's existing holding or holdings of Ordinary Shares.

For periods after April 1998 indexation allowance is available for the purposes of corporation tax only and is not therefore available to individuals, personal representatives or trustees. The following paragraphs accordingly deal with the positions of corporate and non-corporate Qualifying Shareholders:

(i) *Corporate Qualifying Shareholders*

Qualifying Shareholders who are within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the Rights Issue Shares, although for the purposes of calculating the indexation allowance on any disposal of any Rights Issue Shares, the expenditure incurred in subscribing for the Rights Issue Shares will be treated as incurred only when the Qualifying Shareholder became liable to make or made payment, not at the time the original Ordinary Shares were acquired.

(ii) *Non-corporate Qualifying Shareholders*

For disposals on or after 6 April 1998 by individuals, personal representatives or trustees the indexation allowance was frozen by reference to the Retail Price Index at April, 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since April 1998 and on whether that asset qualifies for the business or non-business rate of taper. The period of ownership (since 6 April, 1998) of the existing holding of Ordinary Shares is taken into account when assessing the availability of taper relief.

The disposal by a Qualifying Shareholder of all or part of the Rights Issue Shares provisionally allotted to him or her, or his or her rights to subscribe for Rights Issue Shares (or, if he or she does not take up his or her rights, the receipt by him or her of a cash payment pursuant to the arrangements referred to under the heading "Procedure in respect of rights not taken up" above) may, depending on the Qualifying Shareholder's circumstances, render him or her liable to UK tax on chargeable gains.

If the proceeds resulting from the disposal of the Qualifying Shareholder's rights to subscribe or a lapse of his or her rights are small, the Qualifying Shareholder will not generally be treated as making a disposal for the purposes of UK Tax on chargeable gains . For these purposes the Inland Revenue currently regard a receipt as small if it does not exceed 5% of the market value (on the date of disposal or lapse) of his or her corresponding shareholding or shareholdings of Ordinary Shares. (The Inland Revenue usually also accept no disposal has been made where the amount of cash received is Stg£3,000 or less, even if it exceeds 5% of the market value of the Qualifying Shareholders' corresponding shareholding or shareholdings). Instead, the proceeds will be deducted from the acquisition cost of his or her corresponding existing holding.

A shareholder not resident in the United Kingdom for UK tax purposes but who carries on a trade, profession or vocation in the UK through a branch or agency to which the new shares are attributable may be subject to UK tax on a disposal of such shares.

Individuals who are temporarily non-UK resident may, in certain circumstances, be subject to tax in respect of gains realised whilst they are not resident in the UK.

(c) Taxation of dividends

Under current United Kingdom tax legislation the Company is not required to withhold UK tax at source from dividend payments it makes.

However, Irish Dividend Withholding Tax ("DWT") must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of income tax which is currently 20%. Non Irish resident shareholders, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT.
This exemption is available to persons who :

1. are neither resident nor ordinarily resident in Ireland,

2. are resident in another member state of the European Community or a territory with which there is a double taxation agreement in force,

3. have made a relevant declaration.

In circumstances where a declaration has not been completed in the required manner by the UK shareholder Irish DWT at the rate of 20% would be deducted from the Gross dividend payable. This tax should be fully reclaimable from the Irish tax authorities. In these circumstances no UK credit is available for taxes which are recoverable from the Irish tax authorities.

(i) Individual Shareholders who are liable to income tax at the basic rate or at a rate which is lower than the basic rate will be liable to tax on the gross dividend paid by the Company at the rate of 10%. As the company is not UK resident no UK tax credit is available to satisfy the income tax liability of such Shareholders in respect of the dividend income

(ii) Individual Shareholders who are liable to income tax at the higher rate will be liable to tax on the gross dividend income paid bythe Company at the rate of 32.5%. As the company is not UK resident no UK tax credit is available to satisfy all or part of the income tax liability of such Shareholders in respect of the dividend income.

(iii) A corporate Shareholder resident for tax purposes in the United Kingdom will be liable to corporation tax on any dividend received from the Company. A corporate shareholder holding 10% or more of the class of shares in respect of which the dividend is paid may be entitled to claim credit for tax paid by the company on the profits out of which the dividend is paid.

Qualifying Shareholders who are not resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities on dividends received.

(6) OVERSEAS SHAREHOLDERS

(a) General

The offer of the Rights Issue Shares to persons who are resident in, or citizens of, countries outside Ireland or the United Kingdom may be affected by the law of the relevant jurisdictions. It is the responsibility of all persons resident outside Ireland or the United Kingdom who wish to apply for Rights Issue Shares to satisfy themselves as to full observance of the laws of the relevant territory in connection therewith, including obtaining all necessary governmental or other consents or need to observe any other formalities to enable them to take up their rights.

Accordingly, persons receiving this document and/or a Provisional Allotment Letter should not in connection with the Rights Issue distribute or send same into any jurisdiction where to do so would or might contravene local securities laws or regulations. Any person who does forward this document or a Provisional Allotment Letter into any such territory (whether pursuant to a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph. Receipt of a Provisional Allotment Letter will not constitute an invitation or offer in those jurisdictions in which it would be illegal to make such an offer and in such circumstances Provisional Allotment Letters will be sent for information only.

No person receiving a Provisional Allotment Letter in any territory other than Ireland or the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event use such Provisional Allotment Letter unless, in the relevant territory, such an invitation or offer could lawfully be made to him and such Provisional Allotment Letter could lawfully be used without contravention of any regulation or other legal requirements.

Any person (including without limitation, nominees and trustees) outside Ireland or the United Kingdom wishing to accept the offer of Rights Issue Shares comprised in a Provisional Allotment Letter must satisfy himself as to full observance of the laws of any relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory. If you are in any doubt as to your position you should consult your professional adviser.

In cases where Overseas Shareholders do not or are unable to take up Rights Issue Shares provisionally allotted to them, or where provisional allotments are treated as having been declined or invalid, the provisions of the paragraph entitled "Procedure for Rights not taken up" set out at paragraph 3 of this Part 3 of this document above will apply. The Company reserves the right to treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the securities legislation of any jurisdiction or that does not make the warranty set out in the paragraph headed "Overseas Shareholders" in the Provisional Allotment Letter.

Overseas Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made in euro.

(b) United States of America and Canada

Neither the Provisional Allotment Letters nor the Rights Issue Shares have been or will be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") or under the securities legislation of any province or territory of Canada and therefore, save as set out in the next paragraph, neither the Provisional Allotment Letters nor the Rights Issue Shares may be offered, sold, renounced, taken up or delivered within the United States of America or Canada or to or for the benefit of any North American Person. Provisional Allotment Letters will not be sent to Shareholders with a registered address in the United States of America or Canada nor to Shareholders with a registered address elsewhere whom the Company knows to be holding Ordinary Shares exclusively for the benefit of a North American Person. The rights of such Shareholders will be dealt with in accordance with the arrangements described in the paragraph entitled "Procedure for Rights not taken up" set out at paragraph 3 in this Part 3 of this document.

Notwithstanding the foregoing, Provisional Allotment Letters may be made available to Shareholders and Rights Issue Shares issued to persons with registered addresses in the United States of America or Canada or Shareholders or persons with registered addresses elsewhere (but whom the Company knows to be holding Ordinary Shares exclusively for the benefit of a North American Person) who have satisfied the Company that an exemption under all relevant legislation is available.

As used herein, "North American Person" means any person who is a resident of the United States of America or Canada (including corporations, partnerships or other entities created or organised in or under the laws of the United States of America or Canada or any estate or trust which is subject to United States federal or Canadian income taxation regardless of the source of its income) and "United States of America' and "Canada" include their respective possessions and territories and all areas subject to their respective jurisdictions or any political sub-division thereof.

The Company reserves the right to treat as invalid any Provisional Allotment Letter which appears to the Company or its agents to have been executed in or despatched from the United States of America or Canada or which provides an address in the United States of America or Canada for delivery of definitive share certificates for Rights Issue Shares allotted pursuant to the Rights Issue or from any person who does not make the warranty set out in the paragraph headed "Overseas Shareholders" in the Provisional Allotment Letter or if it believes acceptance of such Provisional Allotment Letter may infringe applicable legal or regulatory requirements.

(c) Australia

No Provisional Allotment Letter will be lodged with, or registered by, the Australian Securities and Investment Commission. Rights Issue Shares may not be offered for subscription or purchased, sold, taken up, renounced or transferred, or delivered directly or indirectly, nor may any invitation to subscribe for or buy or sell Rights Issue Shares be issued or any draft of definitive document in relation to any such offer, sale or invitation be distributed, in or into Australia or to or for the account or benefit of any person in Australia (including corporations and other entities organised under the laws of Australia but not including a permanent establishment of any such corporation or entity located outside Australia).

Accordingly, no offer of Rights Issue Shares is being made, or will be made under this document or the Provisional Allotment Letters to Shareholders with registered addresses in, or to residents of, Australia and Rights Issue Shares will not be provisionally alotted to, and Provisional Allotment Letters will therefore not be sent to, Shareholders with registered addresses in Australia. The Company reserves the right to reject any Provisional Letter which appears to the Company or its agents to have been executed in or despatched from Australia or which provides an address in Australia for delivery of definitive share certificates for Rights Issue Shares or which fails to make the representations and warranties set out in the Provisional Letter.

(d) Japan

Due to restrictions under the securities laws of Japan, no Provisional Allotment Letter in relation to the Rights Issue will be sent to Qualifying Shareholders with registered addresses in, and the Rights Issue Shares may not be offered, sold, renounced or delivered in, Japan. Accordingly, no offer of Rights Issue Shares is being made, or will be made under this document or the Provisional Allotment Letters with registered addresses in, or to residents of Japan.

(e) Other overseas territories

Shareholders resident in other overseas territories should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their entitlement.

(f) Sale of Rights

In cases where Overseas Shareholders do not take up Rights Issue Shares or are unable to take them up because of local securities laws, or in the cases where such laws prevent the sending of a Provisional Allotment Letter, any Provisional Allotment Letter received is to be treated as sent for information only and such Overseas Shareholders will have the benefits of the arrangements described in the paragraph entitled "Procedure for Rights not taken up" as set out in paragraph 3 in this Part 3 whereby any Rights Issue Shares not taken up will, if they can be sold at a price not less than the Rights Issue Price, be offered for sale in the market. Any premium (being the amount paid by such subscribers after deducting the Rights Issue Price payable and the expenses of procuring subscribers)(including applicable commissions and VAT) will be distributed *pro rata* (without interest) among the Qualifying Shareholders to whom such Rights Issue Shares were provisionally allotted, except that payments of less that €3.80 will not be made but will be retained for the benefit of the Company.

(7) GENERAL

The dates set out in the "Timetable of Principal Events" at the beginning of this document and mentioned throughout the document may be adjusted by the Company in which event details of the new dates will be notified to the Irish Stock Exchange, the UK Listing Authority, the London Stock Exchange and, where appropriate, to Shareholders.

Even if all the Rights Issue Shares are not taken up by Qualifying Shareholders, those Rights Issue Shares which have been taken up will be allotted if the Rights Issue becomes unconditional.

All documents and remittances in connection with the Rights Issue will be sent to or by allottees or their renouncees (or their agents) at their risk.

The terms and conditions of the Rights Issue as set out in this document and (where appropriate) the Provisional Allotment Letter shall be governed by, and construed in accordance with, the laws of Ireland.

PART 4 – PRELIMINARY RESULTS OF THE ARCON GROUP FOR THE YEAR ENDED 31 DECEMBER, 2001

The following is the full text of ARCON's Preliminary Results for the year ended 31 December, 2001 as announced on 19 June 2002.

"ARCON Announces Year 2001 Preliminary Results
Financial Restructuring and Rights Issue
Exploration Results and Plans

ARCON International Resources P.l.c. today reports a net loss of €15.6 million for the year ended December 31, 2001 compared to a loss of €10.5 million for 2000. Turnover for the year was €18.7 million compared to €27.2 million for the previous year and reflects the substantial fall in zinc prices in 2001.

In year 2001, ARCON milled 548,217 mt of ore and produced 88,423 tonnes of concentrate. Production was limited for the first nine months due to very difficult mining conditions in the CW orebody though a substantial improvement in ore mining and processing volumes in the 4th quarter of 2001 to an annual equivalent rate of 666,000 tonnes has been achieved. This improvement has continued in 2002 with a 17% and 20% increase in milled tonnage and concentrate produced respectively in the first quarter 2002 relative to the same period last year.

The loss for the year includes a net gain of €7.6 million arising from the restructuring of Group assets and liabilities.as announced today. As a consequence of this restructuring, loans have been reduced from the equivalent of €93.9 million at 31 December, 2000 to the equivalent of €32.9 million at 31 December, 2001 Additionally, as a result of amended forecasts of zinc prices over the life of the Galmoy Mine and revision of reserve estimates as at 31 December 2001,the carrying value of the Group's investment in the mine and mine asset's have been written down to €42.8 million, resulting in an exceptional depreciation charge of €69.5 million.

ARCON has today announced that an underwritten rights issue to raise €28.75 million before expenses will be proposed to shareholders together with a proposal to reduce debt further by the issue of 143.8 million shares to the members of the banking syndicate in satisfaction of €3.59 million of loans outstanding under the syndicated finance facility at 31 December, 2001. The rights issue will be in the proportion of 4 new ordinary shares of €1 cent each for every 1 new ordinary share of €1 cent held at a price of €2.5 cent per share. In addition, €6.8 million of the rights issue proceeds will be used to further reduce loans outstanding at 31 December, 2001.

Further investment will be made at the Galmoy mine to improve the production volume and processing capabilities necessary to deal with a low zinc environment.

Exploration drilling continued on the Rapla prospect to the northeast of Galmoy and encountered further mineralisation in the area. A gravity survey was completed during the year which has identified an extension of the source "G" fault at the Galmoy Mine to the Rapla prospect area some 6 km to the north. A number of geophysical and geological targets have been identified for drilling and drilling will commence on receipt of the rights issue proceeds.

Commenting on the results the Chairman, Mr. Tony O'Reilly Jnr., stated "The substantial reduction in the zinc price has caused considerable difficulty for the Group. However, as a consequence of the large reduction in debt and a further improvement in production in 2002, shareholders will be well placed to benefit from any improvement in zinc prices and further exploration success".

Mr Tony O'Reilly Jnr. futher commented "I would also like to express the sincere thanks of the board, employees and shareholders of ARCON to Sir Anthony O'Reilly for his unique level of support to the Company over this difficult period. Few individuals have shown such support to, and faith in, a company but thanks to his involvement in the financial restructuring and support of the rights issue, the future of ARCON is very much brighter".

Tony O'Reilly Jnr.
Chairman
19 June, 2002

Consolidated Profit and Loss Account
For the Year ended 31 December 2001

	2001 €'000	2000 €'000
Turnover	18,726	27,185
Cost of Sales		
Production costs	(18,540)	(17,371)
Depreciation	(8,683)	(6,416)
	(27,223)	(23,787)
Gross (Loss)/Profit	(8,497)	3,398
Operating expenses	(7,215)	(4,882)
Operating Loss	(15,712)	(1,484)
Exceptional Restructuring Items		
- Additional depreciation of mine assets	(69,455)	(1,369)
- Forgiveness of debt and related interest	77,041	-
	7,586	(1,369)
Mineral exploration costs	(168)	(315)
Loss on Ordinary Activities Before Interest	(8,294)	(3,168)
Interest receivable and similar income	230	275
Interest payable and similar charges	(7,573)	(7,585)
Loss on Ordinary Activities Before Taxation	(15,637)	(10,478)
Tax on loss on ordinary activities	-	-
Retained Loss for the Year	(15,637)	(10,478)
Profit and Loss Account, at beginning of year	(65,172)	(54,694)
Profit and Loss Account, at end of year	(80,809)	(65,172)
Loss Per Ordinary Share		
- Basis and fully diluted	€(0.054)	€(0.036)

Balance Sheets - 31 December 2001

	Group 2001 €'000	Group 2000 €'000	Company 2001 €'000	Company 2000 €'000
Fixed Assets				
Mineral interests	29,543	83,933	396	254
Tangible fixed assets	13,237	30,687	37	44
Financial fixed assets	-	-	34,000	51,094
	42,780	114,620	34,433	51,392
Current Assets				
Stocks	801	614	-	-
Debtors	872	171	53	72
Investments	-	43	-	43
Cash at bank and in hand	215	5,701	-	36
	1,888	6,529	53	151
Creditors: Amounts falling due within one year	(18,149)	(13,294)	(4,361)	(570)
Net Current Liabilities	(16,261)	(6,765)	(4,308)	(419)
Total Assets Less Current Liabilities	26,519	107,855	30,125	50,973
Creditors: Amounts falling due after more than one year	(22,484)	(88,572)	(12,502)	(6,088)
Provision for Liabilities and Charges	(3,984)	(3,263)	-	-
Net Assets	51	16,020	17,623	44,885
Capital And Reserves				
Called up share capital	17,251	18,253	17,251	18,253
Capital conversion reserve	1,002	-	1,002	-
Share premium	59,197	59,197	59,070	59,070
Profit and loss account	(80,809)	(65,172)	(59,700)	(32,438)
Foreign currency translation reserve	3,410	3,742	-	-
Equity Shareholders' Funds	51	16,020	17,623	44,885

Consolidated Cash Flow Statement
For the Year ended 31 December 2001

	2001 €'000	2000 €'000
Net Cash (Outflow) Inflow from Operating Activities	(6,661)	9,905
Returns on Investments and Servicing of Finance	(7,395)	(6,970)
Taxation	-	-
Capital Expenditure and Financial Investment	(1,900)	(6,836)
Net Cash Outflow before use of liquid resources and Financing	(15,956)	(3,901)
Management of liquid resources	-	(303)
Financing	10,141	3,078
Decrease in Cash at Bank and in Hand	(5,815)	(1,126)

Notes to the Financial Statements – 31 December 2001

1. Exceptional Restructuring Items and Going Concern

The Group has for the past number of years been primarily engaged in the financing, construction, commissioning and operation of a zinc mine in Galmoy Co. Kilkenny. Since commencement of operations in 1995 the Group has incurred significant operating losses. The Group had fully drawn down its syndicated finance facility of US$85 million in 2001. In addition advances of US$11.9 million were made to the Group by Indexia Holdings Limited a company connected with Sir Anthony O'Reilly who controls approximately 44% of the issued share capital of the Company. During 2001, due primarily to a continuing depressed zinc price environment, the Directors engaged the Group's bankers with a view to re-negotiating the terms of the syndicated finance facility to ensure the ongoing viability of the Group. These negotiations, together with parallel negotiations with companies connected with Sir Anthony O'Reilly, have now been completed and amended agreements put in place. The principal terms of these agreements are as follows:

- Fairfield Holdings Limited ("Fairfield"), a company connected with Sir Anthony O'Reilly, has purchased all of the debt outstanding under the syndicated finance facility from the Groups bankers, with the exception of €3.59 million which is still owed by the Group under the facility and will be settled with the proceeds of a proposed share issue in 2002. The €3.59 million will be converted into approximately 143.8 million shares.

- Fairfield forgave all of the syndicated finance facility debt except for US$20 million which is now to be repaid between 2003 and 2006.

- Indexia Holdings Limited, another company connected with Sir Anthony O'Reilly, forgave US$9.0 million of the US$11.9 million working capital advances made by Indexia Holdings Limited during 2000 and 2001.

- The total gain from debt forgiveness is calculated as follows:

	€'000
Fairfield Holdings Limited	66,033
Indexia Holdings Limited	10,108
Accrued interest and other	900
Total	77,041

- The Group have announced the terms of an underwritten rights issue which is expected to raise €28.75 million to refinance the Group's short and long term working capital requirements and to provide for future capital and exploration programmes.

As a result of amended forecasts of zinc prices over the life of the mine, and revision of reserve estimates as at 31 December 2001 to 3.9 million tonnes at an average grade of 11.4% Zn and 2.2% Pb at a cut off of 6% Zn equivalent, the Directors have reassessed the carrying value of the Group's investment in the mine and mine assets and have concluded that these assets have suffered a permanent diminution in value. Accordingly the assets have been written down to the Directors best estimate of their recoverable amounts resulting in an exceptional depreciation charge of €69.5 million.

While the final details of the restructuring transaction were not finalised until 2002, the transaction is reflected in the financial statements at 31 December 2001 as it is considered to be an adjusting post balance sheet event.

The gains arising on the forgiveness of the debt by Fairfield Holdings Limited and by Indexia Holdings Limited, together with the impairment charge relating to the mine assets have been recorded as exceptional items in the profit and loss account as follows:

	€000
Forgiveness of debt and related interest	77,041
Additional depreciation of mineral interests	(51,777)
Additional depreciation of mine assets	(17,678)
Net gain on restructuring	7,586

The Directors have reviewed cash flow forecasts for the twelve months from the date of approval of these financial statements, particularly having regard to the expected receipt of €28.75 million from the underwritten rights issue and are satisfied, on this basis, that it is appropriate to continue to prepare the financial statements on a going concern basis."

PART 5 – PRO FORMA BALANCE SHEET FOR THE ARCON GROUP AS AT 31 DECEMBER, 2001

1. Basis of Preparation

Set out below is an unaudited pro forma balance sheet of ARCON which has been prepared on the basis set out below to show the effect of the following matters (collectively, the "Transaction") on the balance sheet of ARCON as at 31 December, 2001 on the basis that the Transaction took place on 31 December 2001.

(i) the Share Split of each Existing Ordinary Share into one New Ordinary Share and one Deferred Share;

(ii) the receipt of €28,750,000 from the underwritten Rights Issue;

(iii) the issue of New Ordinary Shares in satisfaction of €3,588,000 of bank debt, and

(iv) the application of the proceeds of the Rights Issue to settle all current bank obligations and costs arising from the Rights Issue.

It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of ARCON International Resources P.l.c. following the Transaction.

2. Pro Forma Balance Sheet

	ARCON 31 December 2001 (Note 1)	*Adjustments* Share Split	Rights Issue	Share Issue to Banks	Proceeds Application	Pro Forma Balance Sheet
	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000
Fixed Assets						
Mineral Interests	29,543					29,543
Tangible Fixed Assets	13,237					13,237
	42,780	-	-	-	-	42,780
Current Assets						
Stocks	801					801
Debtors	872					872
Cash at bank	215		27,750 b)		(7,166) d),e), f)	20,799
	1,888	-	27,750	-	(7,166)	22,472
Current Liabilities						
Short term loans	(7,186)			3,588	3,598 d)	-
Loan stock	(3,239)				3,239 e)	-
Creditors due before one year	(7,724)				329 f)	(7,395)
	(18,149)	-	-	3,588	7,166	(7,395)
Net Current Assets/(Liabilities)	(16,261)		27,750	3,588		15,077
Creditors due after one year	(22,484)					(22,484)
Provision for Liabilities & Charges	(3,984)					(3,984)
Net Assets	51	-	27,750	3,588	-	31,389
Capital & Reserves						
Called up share capital- deferred		14,376 a)				14,376
Called up share capital	17,251	(14,376) a)	11,500 b)	1,438 c)		15,813
Capital conversion reserve	1,002					1,002
Share premium	59,197		16,250 b)	2,150 c)		77,597
Profit & loss account	(80,809)					(80,809)
Foreign currency reserve account	3,410					3,410
Equity Shareholder's Funds	51	-	27,750	3,588	-	31,389

Notes:

(1) The consolidated balance sheet of the ARCON Group has been extracted, without material adjustment, from the audited consolidated financial statements for the year ended 31 December, 2001.

(2) The following adjustments have been made:

a) Adjustment to record the Share Split of each nominal value €0.06 Ordinary Share into one New Ordinary Share with a nominal value of €0.01 and one Deferred Share with a nominal value of €0.05.

b) Adjustment to record the net proceeds of approximately €27,750,000 from the Rights Issue of 1,150,009,328 New Ordinary Shares at a Rights Issue Price of €0.025 per share (after deducting estimated expenses of €1,000,000).

c) Adjustment to record the issuance of 143,751,165 New Ordinary Shares at a Rights Issue Price of €0.025 per share in satisfaction of all obligations owed to the Banking Syndicate, including €3,588,000 of debt.

d) Adjustment to record the repayment of other bank debt of €3,598,000 from proceeds of the Rights Issue.

e) Adjustment to record the repayment of the 2000 and 2001 working capital advances from Indexia Holdings Limited of €3,239,000 from proceeds of the Rights Issue.

f) Adjustment to record the repayment of the bank overdraft from proceeds of the Rights Issue.

(3) The pro forma balance sheet does not reflect trading or any other transactions of ARCON since 31 December, 2001.

(4) Euro amounts contained in the pro forma balance sheet have, where relevant, been translated from US dollars at a rate of €1:US$0.8904, being the exchange rate prevailing on 31 December 2001.

ANDERSEN

Andersen House,
International Financial Services Centre,
Dublin 1,
Ireland.

The Directors,
ARCON International Resources P.l.c.,
60 Merrion Road,
Ballsbridge,
Dublin 4,
Ireland.

The Directors,
Davy Stockbrokers,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

19 June 2002

Dear Sirs,

We report on the pro forma consolidated balance sheet ("the pro forma financial information") set out in Part 5 of the Listing Particulars dated 19 June, 2002 issued by ARCON International Resources P.l.c., which has been prepared, for illustrative purposes only, to provide information about how the Transaction (as defined in Section 1 of the pro forma financial information) might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of ARCON to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the Irish Stock Exchange and the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulleting 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma consolidated balance sheet with the Directors of ARCON.

Opinion

In our opinion:

(1) the pro forma financial information has been properly compiled on the basis stated;

(2) such basis is consistent with the accounting policies of ARCON International Resources P.l.c.; and

(3) the adjustments are appropriate for the purpose of the pro forma balance sheet as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully,

ARTHUR ANDERSEN

PART 6 – RISK FACTORS

Potential investors and existing Shareholders should carefully consider all the information in this document and, in particular, should note that the general risks associated with mineral exploration, appraisal development and production activities and the Group's activities in particular, include (but are not limited to) the risks detailed below. Any one or more of these risks could have a material adverse effect on the value of any investments in ARCON.

(a) **Exploration risks**

The exploration and mining industry is highly speculative in nature and incurs greater risks than many other businesses. ARCON's business may be affected by the general risks associated with all companies in the mineral industry. The availability of a ready market for minerals to be sold by ARCON depends upon numerous factors beyond its control, the exact effects of which cannot be accurately predicted. These factors include: general economic activity, the world mineral prices, the marketability of the minerals produced, action taken by other producing nations, the availability of transportation capacity, the availability and pricing and the extent of governmental regulation and taxation. There can be no assurance that any mineralisation discovered will result in an increase in the proven and probable reserves of the Group. If reserves are developed, it can take a number of years from the initial phases of drilling and identification of mineralisation until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract metals from ore and, in the cases of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the exploration programmes undertaken by the Group will result in any new commercial mining operations being brought into operation.

(b) **Mining risks and insurance**

There are risks inherent in the exploration for and development of mineral deposits. The business of mining by its nature involves significant risks and hazards, including environmental hazards, industrial incidents, labour disputes, discharge of toxic chemicals, fire, drought, flooding and other acts of God.

The occurrence of any of these can delay or interrupt exploration and production, increase exploration and production costs and result in liability to the owner or operator of the mine. The Group may become subject to liability for pollution or other hazards against which it has not insured or cannot insure.

The Group maintains insurance against risks that are typical in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available or will be adequate to cover any resulting liability.

(c) **Volatility of metal prices**

Historically, metal prices have fluctuated widely and are affected by numerous factors over which the Group does not have any control, including world production levels, international economic trends, currency exchange fluctuations, expectations for inflation, speculative activity, consumption patterns and global or regional political events. The aggregate effect of these factors is impossible to predict.

The market for some metals is relatively illiquid and small purchases or sales of the metals can have a material impact on the price, resulting in a higher volatility and distorting the price away from the fundamental supply-demand balance. In particular the price of zinc has deteriorated significantly over the past number of years and has not yet demonstrably recovered.

There is also uncertainty as to the possibility of increases in world production both from existing mines and as a result of mines currently closed being reopened in the future if price increases make such projects economic.

(d) **Development projects**

Development projects may have no operating history upon which to base estimates of future cash operating costs. For development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ from those currently estimated.

(e) **Mining concessions, permits and licences**

The Group's mining and processing activities are dependant upon the grant of appropriate licences, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. Although the Group believes that the licences, concessions, leases, permits and consents it holds will be renewed, if required, when they expire, there can be no assurance that they will be renewed or as to the terms of any such renewal.

(f) **Uncertainty of estimate of resources and production estimates**

Actual production may vary from estimates of future production for a variety of reasons. There is a greater likelihood that actual production will vary from estimates of production for properties not yet in production or from operations that are to be expanded, although such estimates are based upon considered evaluation by the Company. Resource figures are estimates and there can be no assurances that they will be recovered.

(g) **Reliance on past performance**

Historical facts, information gained from historic experience, present facts, circumstances and information, and assumptions from all or any of these are not a guide to the future. Aims, targets, plans and interims referred to herein are no more than that and do not imply forecasts.

(h) **Sales contracts**

Although the Group believes that the contracts and arrangements for sales of its products will be renewed, if required, when they expire, there can be no assurance that they will be renewed or as to the terms of any such renewal.

(i) **Currency and exchange rate fluctuations**

Any future ARCON income from its mineral sales will be subject to exchange rate fluctuations and may become subject to exchange control or similar restrictions.

(j) **Employment factors**

There can be no assurance that the Group's businesses will not be affected by work stoppages and other forms of industrial action in the future. There can be no assurance that increased labour costs will not adversely affect the Group's financial results or financial condition.

(k) **Environmental factors**

The Group's operations are subject to environmental regulation (including regular environmental impact assessments and permitting). Although the Group believes that the environmental permits and consents it holds will be renewed, if required, when they expire, according to the current laws, there can be no assurance that they will be renewed or as to the terms of any such renewal.

(l) **Regulations**

The Company's activities are subject to the relevant legislation and regulations of Ireland. Such legislation and regulations cover a wide variety of matters, including, without limitation, pollution and protection of the environment, labour regulations and worker safety. The Company may also be subject under such regulations to clean up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations.

(m) **Financing**

The successful implementation of the strategy of the Group relating to improved production efficiency and further exploration, as set out in the section of Part 1 of this document entitled "Strategy of the ARCON Group", will require significant investment. In particular, it is a requirement of such strategy and a condition of the continued operation of the ARCON Group that the Rights Issue is proceeded with and the financial restructuring referred to herein is completed.

If the Rights Issue does not become unconditional in all respects, ARCON will have insufficient working capital to continue trading for any period of time. In this event, alternatives available to the Board would be extremely limited and may involve cessation of trading and/or liquidation. In the event thereof, the Board considers that, after payments have been made to creditors, there would be no surplus remaining for distribution to Shareholders.

PART 7 – ADDITIONAL INFORMATION

1. RESPONSIBILITY

The Directors, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. INCORPORATION AND SHARE CAPITAL

(a) The company was incorporated in Ireland on 11 April, 1980 pursuant to the Companies Act 1963 under the name Conroy Petroleum and Natural Resources Limited (registered number 74748). On 9 May, 1984 the Company re-registered as a public limited company under the name Conroy Petroleum and Natural Resources P.l.c. On 29 July, 1992 the Company changed its name to ARCON International Resources P.l.c. The legislation under which the Company operates is the Companies Acts, 1963 to 2001.

The Company's registered and head office is at 60 Merrion Road, Ballsbridge, Dublin 4, Ireland.

The principal business of the ARCON Group is mining and mineral exploration. Mining is carried out through its wholly owned subsidiary, ARCON Mines Limited, which is the operator of the Galmoy zinc-lead mine in County Kilkenny, Ireland. The exploration interests of ARCON include seven prospecting licence areas in the Galmoy area, six wholly owned and one as a joint venture agreement; two prospecting licences in Kildare, which include the Harberton Bridge Prospect; four prospecting licences in Co. Offaly, which include the Kinnity Prospect; two prospecting licences in Co. Limerick, one of which includes the Carrickittle Prospect and is subject to a joint venture agreement with Noranda; and two prospecting licences in Co. Longford.

(b) Table 1 below sets out the authorised and issued fully paid capital of the Company at 15 June, 2002 (the latest practicable date prior to the publication of the document), and Table 2 sets out the authorised and issued fully paid capital of the Company as it will be following the Share Split, the Rights Issue (assuming that entitlements to the Rights Issue are taken up in full) and the issue and allotment of the Conversion Shares pursuant to the terms of the agreement detailed at paragraphs 7(vii) of this Part 7.

Table 1 – Authorised and issued fully paid capital of ARCON as at 15 June, 2002

	Ordinary Shares of €0.06 each	**Deferred Shares of €0.05 each**
Authorised Share Capital (€)	24,000,000	-
Number of Shares	400,000,000	-
Allotted, called up and fully paid (€)	17,250,139.92	-
Number of Shares	287,502,332	-

Table 2 – Authorised and issued fully paid capital of ARCON after the Share Split, the increase in share capital, the Rights Issue (assuming that entitlements to the Rights Issue are taken up in full) and the issue and allotment of the Conversion Shares

	Ordinary Shares of €0.01 each	**Deferred Shares of €0.05**
Authorised Share Capital (€)	21,624,883.40	14,375,116.60
Number of Shares	2,162,488,340	287,502,332
Allotted, called up and fully paid (€)	15,812,628.25	14,375,116.60
Number of Shares	1,581,262,825	287,502,332

(c) Subject to the passing of the Resolutions set out in the Notice of Extraordinary General Meeting set out at the end of this document:

(i) the Directors will be authorised generally and unconditionally pursuant to and in accordance with section 20 of the Act to exercise all the powers of the Company to allot relevant securities up to the amount of the authorised but as yet unissued share capital of the Company following the approval of all the other Resolutions at the EGM, the effectiveness of the Share Split, the Rights Issue and the issue and allotment of the Conversion Shares, provided that the authority will expire at the date five years from the date of passing of the Resolution and the Company may pursuant to the authority make offers or agreements before the expiry of the authority which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority conferred thereby had not expired and the authority shall be without prejudice to the authority conferred on the Directors of the Company pursuant to section 20 of the 1983 Act which are thereby revoked provided that such revocation shall not have retrospective effect; and

(ii) the Directors will be empowered, pursuant to section 24 of the 1983 Act, to allot equity securities (as defined in section 24(13) of the 1983 Act) for cash pursuant to the authority referred to in sub-paragraph (i) above as if section 23(1) of the 1983 Act did not apply to any such allotment provided that such power will be limited to the allotment of equity securities:

(a) including the Conversion Shares;

(b) in connection with an offer of equity securities by way of rights to the holders of Ordinary Shares in proportion (as nearly as may be) to their holdings on a record date fixed by the Directors (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or otherwise howsoever);

(c) pursuant to the terms of any share scheme for Directors and employees of the Company and/or its subsidiaries approved by the shareholders of the Company in general meeting; and

(d) otherwise that pursuant to sub-paragraphs (a) to (c) above, a nominal amount not exceeding 10% of the Enlarged Issued Ordinary Share Capital of the Company;

provided that, in each case, this power shall expire on the earlier of fifteen months from the date of passing of the Resolutions and the conclusion of the annual general meeting of the Company to be held in 2003 save that the Company may, before the expiry of the power, make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred thereby had not expired and that this power shall be in substitution for all powers previously conferred upon the Directors pursuant to section 24 of the Act which are thereby revoked provided that such revocation shall not have retrospective effect.

The New Ordinary Shares will be allotted, or in the case of the Rights Issue Shares, provisionally allotted in accordance with the authorities described in paragraph (i) above, by resolution of the Directors (or a duly authorised committee thereof).

In the event that Resolutions No.1 to No.7 are not approved, the Directors are also seeking authority to allot 28,750,232 Ordinary Shares to the Banking Syndicate as further referred to in Part 1 of this document

Save as disclosed in paragraph 2(c) above, the provisions of section 23 of the Act, which, to the extent not dis-applied pursuant to section 24(c) of the Act, confer on Shareholders rights of pre-emption in respect of the allotment of equity securities (other than allotments to employees under employee share schemes), which are, or are to be, paid up in cash shall apply to the authorised but unissued share capital of the Company, as enlarged by implementation of the proposals referred to in this document.

(d) The Existing Ordinary Shares are, and the New Ordinary Shares, Rights Issue Shares, when fully paid, and Conversion Shares will be, in registered form and capable of being held in uncertificated form. The Existing Ordinary Shares are admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and are traded on the London Stock Exchange and Irish Stock Exchange's respective main markets for listed securities and no other stock exchanges.

(e) The Rights Issue Shares will be issued at a premium of €0.015 over the nominal value (after the Share Split) of €0.01 per New Ordinary Share.

(f) The Rights Issue Shares are being offered for subscription at a price of €0.025 per Rights Issue Share, which represents a discount of approximately 16.7% to the closing market price per Existing Ordinary Share on the Irish Stock Exchange on 30 April, 2002 (being the date on which trading in the Existing Ordinary Shares was suspended) of €0.03.

(g) Save as disclosed in paragraph 8 of this Part 7 and apart from the issue of New Ordinary Shares pursuant to the Share Split, the Rights Issue Shares pursuant to the Rights Issue and the Conversion Shares, no share or loan capital of the Company or any member of the Group has been agreed conditionally or unconditionally to be placed under option or has been agreed conditionally or unconditionally to be issued or is now proposed to be issued fully or partly paid either for cash or for consideration other than cash.

(h) No shares of the Company are currently in issue with a fixed date on which entitlement to a dividend arises and there are no arrangements in force whereby future dividends are waived or agreed to be waived.

(i) No member of the Group has acquired and/or is holding shares in the issued share capital of the Company.

(j) Trading in the Ordinary Shares was suspended on the Stock Exchanges on 30 April, 2002. The table below sets out the closing mid-market quotations for an Existing Ordinary Share, as derived, in the case of euro prices, from the Daily Official List, and in the case of sterling prices, from Bloomberg, for the first dealing day in each of the last six months immediately prior to the date on which the Existing Ordinary Shares were suspended and on that date:

Date	*Price €*	*Price Stg£*
1 November, 2001	0.04	0.0250
3 December, 2001	0.04	0.0225
2 January, 2002	0.03	0.0225
1 February, 2002	0.03	0.0225
1 March, 2002	0.04	0.0225
2 April, 2002	0.03	0.0150
30 April, 2002	0.03	0.0175

(k) The aggregate number of New Ordinary Shares to be issued pursuant to the arrangements detailed in this document is 1,293,760,493, of which 287,502,332 will be issued in substitution for the Existing Ordinary Shares pursuant to the Share Split, 1,150,009,328 will be issued pursuant to the Rights Issue, and 143,751,165 will be issued as part of the debt restructuring (assuming completion of the Rights Issue).

3. RIGHTS ATTACHING TO THE ORDINARY SHARES

A summary of certain provisions of the Articles of Association of the Company (the "Articles") concerning the rights attaching to the Existing Ordinary Shares, and which will attach to the New Ordinary Shares, is set out below:

(i) Votes of Members

Votes may be given either personally or by proxy. No individual shall have more than one vote on a show of hands and, on a poll, every member shall have one vote for every share carrying voting rights of which he is the registered holder. Where there is an equality of votes, the chairman of the meeting shall be entitled to a casting vote in addition to any other vote he may have.

Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate class meeting either in person or by proxy, in respect of any share held by him, unless all moneys then payable by him in respect of that share have been paid.

If at any time the Directors shall determine that, in relation to any share or shares, the person whose name is entered in the register of members as the holder thereof or any of the holders thereof shall have failed to comply, to the satisfaction of the Directors, with all or any of the terms of article 7 of the Articles or section 81 of the 1990 Act in respect of any notice or notices given to him or any of them thereunder in connection with the disclosure to the Company of particulars relating to interests in and arrangements concerning shares, the Directors may serve a notice to such effect on any such holder and upon the expiry of 14 days of such notice no holder of the share or shares specified in such notice shall be entitled, for so long as such notice shall remain in force, to attend, speak or vote at any general meeting or any separate meeting of any class of shares in the Company, either personally or by proxy.

(ii) Redeemable Shares

Subject to the provisions of the Companies Acts 1963 to 2001, any shares may be issued on the terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as may be provided by the Articles.

(iii) Purchase of Own Shares

Subject to the provisions of the Companies Acts 1963 to 2001 and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares in any class. No purchase by the Company of its own shares will take place unless it has been authorised by special resolution of the Company in general meeting.

(iv) Variation of Rights Attached to Class of Shares

Without prejudice to any special rights conferred on the holders of any existing shares of any class and subject to the provisions of the Act, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by special resolution determine.

Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

(v) Alteration of Share Capital

The Company may, by ordinary resolution, increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The Company may, by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount;

(b) subject to the provisions of the Act, subdivide its shares, or any of them, into shares of smaller amount; or

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital accordingly.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised and consent required by law.

Following a consolidation of shares the Directors may sell the shares representing fractions for the best price obtainable and distribute the proceeds of sale amongst the members entitled save that the Directors have the right not to distribute amounts of €3 or less.

(vi) Transfer of Shares

Subject to the Articles and to such of the conditions of issue as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or in any other form which the Directors may approve. The instrument of transfer of any share shall be executed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The Directors in their absolute discretion and without assigning any reason therefor may refuse to register:

(a) the transfer of a share or any renunciation of any allotment made in respect of a share which is not fully paid; or

(b) any transfer of a share to a minor or a person of unsound mind.

In addition, the Directors may refuse to register any instrument of transfer unless it is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

(vii) Dividends

Subject to the provisions of the Act:

(a) the Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors; and

(b) the Directors may declare and pay interim dividends if it appears to them they are justified by the profits of the Company available for distribution.

Except as otherwise provided for by the rights attaching to the shares, all dividends shall be declared and paid accordingly to the amounts paid up on the shares on which the dividend is paid (and, for this purpose, no amount paid on a share in advance of calls shall be treated as paid on a share). Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amount paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. The Directors may deduct from any dividend or other moneys payable to any member in respect of any share held by him any moneys then payable by him to the Company in respect of such share. A general meeting declaring a dividend may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of assets.

No dividend or other moneys payable in respect of any shall bear interest against the Company unless otherwise provided for by the rights attaching to the share. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same may be payable to the members registered as such at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed and thereupon the dividend shall be payable to them in accordance with their respective holding so registered. If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date that it became due for payment shall be forfeited and cease to remain owing by the Company.

(viii) Winding Up

If the Company is wound up, the liquidator, with the sanction of a special resolution of the Company and any other sanction required by the Companies Acts, 1963 to 1990, may divide among the members in specie or kind the whole or any part of the assets of the Company and, for such purpose, may value any assets and determine how the division shall be carried out as between the members of different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines but so that no member shall be compelled to accept any assets upon which there is any liability.

(ix) Lien on Shares

Save as the Directors may otherwise declare, the Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether then payable or not) payable at a fixed time or called in respect of that share and may sell any such share if a sum in respect of which the lien exists is then payable and is not paid within fourteen days after appropriate notice has been given to the holder of the share.

(x) Calls on Shares and Forfeiture

Subject to the terms of allotment, the Directors may make calls (which may be require to be paid in instalments) upon the members in respect of any monies unpaid on their shares and each member (subject to receiving appropriate notice) shall pay to the Company as required by the notice the amount called on his shares. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which they call was made.

If a call remains unpaid after it has become due and payable, the person by whom it is due and payable shall pay interest on the amount unpaid from the day appointed for payment until it is paid at such rate, not exceeding 10% per annum, as the Directors may determine but the Directors shall be at liberty to waive payment of the interest wholly or in part.

If a member fails to pay any call or instalment of a call on or before the day appointed for payment thereof, the Directors may resolve, having served upon such member appropriate notice and if the requirements of such notice have not been complied with, that any shares in respect of which the notice has been given be forfeited. The forfeiture shall include all dividends and other monies payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept surrender of any share liable to be so forfeited.

4. DIRECTORS

(a) The Directors, all of 60 Merrion Road, Dublin 4, Ireland, their executive functions and the companies and partnerships of which each such person has been a director or partner at any time in the past five years, and where indicated of which each is currently a director or partner are set out below:

Tony O'Reilly Jnr., age 35, Non-Executive Chairman, was Chief Executive of ARCON between October 1996 and December 2000 having previously held other executive positions in the Group since becoming a Director in 1992. He is presently Chief Executive of Josiah Wedgwood & Sons Limited.

Directorships/Partnerships

Current	*Previous*
Providence Resources Plc	Tedcastle Holdings Limited
Waterford Wedgwood Plc	
Fitzwilton Limited	
Independent News & Media PLC	
Lockwood Financial Services	
E-Mat, Inc.	
Irish Youth Foundation	

Kevin Ross, age 48, Chief Executive, appointed Director and Chief Executive in January 2001. He is a mining engineer who graduated from the Royal School of Mines and has broad underground mining experience in Zimbabwe, UK, Canada and Greece.

Directorships/Partnerships

Current	**Previous**
-	South Crofty Holdings Limited
	South Crofty Plc

Peter Kidney, age 46, Finance Director, Chartered Accountant, who was appointed Finance Director in November 2000 having been Chief Financial Officer since 1992. He has been involved for over twenty years in senior positions in natural resources finance and accounting both in Ireland and Canada. Previously worked with Arthur Andersen, Canada.

Directorships/Partnerships

Current	**Previous**
Providence Resources P.l.c.	-

J. Patrick Hayes, age 71, Non-Executive Director, former Chairman of Henry Ford & Son (Ireland) Limited, Waterford Wedgwood Plc and Aer Lingus Plc. Director since 1992, Chairman of the Audit Committee and member of the Remuneration Committee.

Directorships/Partnerships

Current	**Previous**
-	-

James S. McCarthy, age 77, Non-Executive Director since 1992. Wide industry experience currently a director of Fitzwilton Limited and Independent News & Media PLC.

Directorships/Partnerships

Current	**Previous**
Fitzwilton Limited	Atlantic Resources UK Limited
Independent News & Media PLC	
Portmarnock Hotel & Golf Links Ltd.	

William A. Mulligan, age 58, Non-Executive Director since 1992. A qualified mining engineer he is currently Director of AIG Global Trade and Political Risk Insurance Co. Former associations include Latin American Gold Inc, Coopers and Lybrand, New York, Prudential Securities and Chase Manhattan Bank. He is a member of the Audit and Remuneration Committees.

Directorships/Partnerships

Current	*Previous*
AIG Investment Bank Moscow	-
Griffin Mining Limited	

W. James Tilson, age 70, Non-Executive Director. Formerly Chief Operation Officer and Managing Director of ARCON Mines Limited, he joined ARCON in 1993 becoming a director in 1995. A graduate of Camborne School of Mines, he has extensive experience in mine operations and management in gold and base metals in Africa, North America, Australia and the Middle East and Europe.

Directorships/Partnerships

Current	*Previous*
Mine Technology Limited	Princess Resources Limited

(b) As at 15 June, 2002 (the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Directors in the issued share capital of the Company which: (a) have been notified by each Director to the Company pursuant to section 53 or 56 of the 1990 Act or (b) are required to be entered in the register maintained under section 59 of the 1990 Act or (c) the interests of a person connected (within the meaning of section 64 of the 1990 Act) with a Director, which if the connected person were a Director, would be required to be disclosed under (a) or (b) and the existence of which is known to the Director or could with reasonable diligence be ascertained by that Director are as follows:

Directors	**Number of Existing Ordinary Shares**	**Percentage of Existing Issued Ordinary Share Capital**
J.P. Hayes	172,000	0.059
W.P. Kidney	5,806	0.002
J.S. McCarthy	278,147	0.097
W.A. Mulligan	50,000	0.017
T. O'Reilly Jnr	1,359,079	0.473
W.J. Tilson	100,000	0.035
K. Ross	-	-

Details of Share Options granted to the Directors are set out in paragraph (c) below.

Following the Share Split, the Rights Issue, and the issue of the Conversion Shares, the interests (all of which are beneficial) of the Directors in the issued share capital of the Company which: (a) have been notified by each Director to the Company pursuant to section 53 or 56 of the 1990 Act or (b) are required to be entered in the register maintained under section 59 of the 1990 Act or (c) the interests of a person connected (within the meaning of section 64 of the 1990 Act) with a Director, which if the connected person were a Director, would be required to be disclosed under (a) or (b) and the existence of which is known to the Director or could with reasonable diligence be ascertained by that Director are as follows:

Directors	**Number of New Ordinary Shares**	**Percentage of Enlarged Issued Ordinary Share Capital**
J.P. Hayes	860,000	0.054
W.P. Kidney	29,030	0.002
J.S. McCarthy	1,390,735	0.088
W.A. Mulligan	250,000	0.016
T. O'Reilly Jnr	6,795,395	0.429
W.J. Tilson	500,000	0.032
K. Ross	-	-

Note: This table has been prepared on the assumption that: (1) the Share Split is approved and becomes effective; (2) the allotment authorities relating to the Conversion Shares are granted and the Conversion Shares issued and allotted; and (3) entitlements to the Rights Issue Shares are taken up in full by Qualifying Shareholders, including the Directors.

(c) Share Options over new Ordinary Shares, granted for a nominal consideration of €12.70 and in accordance with the rules of the Share Option Schemes, are held as follows:

Name of Director	Number of Share Options	Expiry Date	Exercise Price € cent
J. P. Hayes	162,500	March, 2004	31.67
	400,000	August, 2005	22.14
W.P. Kidney	203,125	March, 2004	31.67
	175,000	December, 2005	27.88
	20,000	June, 2009	19.00
	200,000	April, 2010	22.00
	1,000,000	September, 2011	6.00
J.S. McCarthy	243,750	March, 2004	31.67
	500,000	August, 2005	22.14
W.A. Mulligan	162,500	March, 2004	31.67
	250,000	August, 2005	22.14
T. O'Reilly Jnr	1,000,000	August, 2005	22.14
	100,000	March, 2007	59.86
W.J. Tilson	568,750	March, 2004	31.67
	600,000	August, 2005	22.14
	100,000	March, 2007	59.86
K. Ross	2,000,000	September, 2011	6.00

(d) Save as disclosed below, there are no existing or proposed Directors' Service Contracts (as defined in the Listing Rules) between any member of the Group and any Director, or any equivalent arrangements regulating the terms and conditions of their employment.

- Mr Tilson has a Consultancy Agreement with the Company which expires in January 2003 under which Mine Technology Limited, a company controlled by Mr Tilson, is paid €91,421 per annum for consulting services provided by Mr Tilson.

Directors are appointed and removed by the Board and/or Shareholders in accordance with the Articles of Association of the Company.

(e) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which (i) was effected by the Company or any member of the Group during the current or immediately preceding financial year; or (ii) was effected during an earlier financial year and remains in any respect outstanding or unperformed.

(f) The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and other benefits in kind) paid to the Directors by the Company or by any member of the Group during the financial year ended 31 December 2001 was €550,000 (2000: €515,514)

(g) There will be no change in the total emoluments receivable by the Directors as a result of the Rights Issue.

(h) As at the date of this document, there are no outstanding loans granted by any members of the Group to any of the Directors, nor are there any guarantees provided by any member of the Group for their benefit.

(i) At the date of this document and save as disclosed in this paragraph 4, no Director:

- is currently a partner in a partnership and none of the Directors has been a partner in a partnership within five years immediately preceding the date of this document.

- has any unspent convictions in relation to indictable offences.
- has been declared bankrupt or has made any voluntary arrangements with his creditors.
- has been a director of a company with an executive function at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration or voluntary arrangement of that company or any composition or arrangement with its creditors generally or any class of its creditors.
- has been a partner of a partnership at the time of or within the 12 months preceding any compulsory liquidation, administration or voluntary arrangement of that partnership.
- has had any asset which has been subject to a receivership or has been a partner of a partnership at the time of or within the 12 months preceding an asset of the partnership being subject to a receivership.
- has been publicly criticised by any statutory or regulatory authority (including any designated professional body) or has been disqualified by a court from acting as a director of, or in the management or conduct of, the affairs of a company.

5. SUBSTANTIAL INTERESTS

(a) As at 15 June, 2002, (the latest practicable date prior to publication of this document), the names of persons, other than Directors, who directly or indirectly were interested in 3% or more of the Existing Issued Ordinary Share Capital of the Company, and the amount of each such person's interest, in so far as the Company is aware, are as set out below:

	Number of Existing Ordinary Shares	**Percentage of Existing Issued Ordinary Share Capital**
Sir Anthony O'Reilly	126,839,506	44.1
Capital Group Companies Inc	15,798,000	5.5
Joseph J. Bogdanovich	12,007,509	4.2

(b) Immediately following the Share Split, the Rights Issue and the issue of the Conversion Shares, the names of persons, other than Directors, who directly or indirectly will be interested in 3% or more of the Enlarged Issued Ordinary Share Capital of the Company, and the amount of each such person's interest, in so far as the Company is aware, will be as set out below:

	Number of New Ordinary Shares	**Percentage of Enlarged Issued Ordinary Share Capital**
Sir Anthony O'Reilly	634,197,530	40.11
Capital Group Companies Inc	78,990,000	4.99
Joseph J. Bogdanovich	60,037,545	3.80

Note: This table has been prepared on the assumption that: (1) the Share Split is approved and becomes effective; (2) the allotment authorities relating to the Conversion Shares are granted and the Conversion Shares issued and allotted; and (3) entitlements to the Rights Issue Shares are taken up in full by Qualifying Shareholders (including by those Qualifying Shareholders whose interests are aggregated with those in which Sir Anthony O'Reilly is beneficially interested for the purposes of notification of interests within the meaning of the 1990 Act) so that Sir Anthony O'Reilly is not called upon in respect of any of his underwriting commitment.

(c) Save as disclosed in paragraph (b) above, the Company is not aware of any person who will exercise, or could exercise, directly or indirectly, jointly or severally, control over the Company.

(d) The Company is satisfied that it is capable at all times of carrying on its business independently of Indexia and /or associates thereof (as defined inthe Listing Rules), including Sir Anthony O'Reilly.

The Company confirms that all transactions and relationships between ARCON and Sir Anthony O'Reilly, and/or associates thereof (as defined in the Listing Rules) are and will be at arms' length and on a normal commercial basis and has entered into a Relationship Agreement with Sir Anthony O'Reilly accordingly. Pursuant to this agreement, which is dated 19 June, 2002, Sir Anthony O'Reilly has undertaken, for so long as he owns or controls 30% or more of the equity share capital of the Company, to exercise his voting rights to procure, so far as he is able, that: the Company is capable at all times of carrying on its business and making decisions independently of him; and all transactions between him and the Company are conducted at arm's length and on a normal commercial basis.

6. INFORMATION ON THE CONCERT PARTY AND OTHER INFORMATION REQUIRED BY THE TAKEOVER RULES

(a) The interests of the Directors are as set out in paragraph 4(b) and 4(c) of this Part 7.

(b) During the period of 12 months preceding the date of this document, the Directors or members of their immediate families or persons connected with them have not dealt for value in Ordinary Shares.

(c) Sir Anthony O'Reilly of Castlemartin, Kilcullen, Co. Kildare is executive Chairman of Independent News & Media PLC, non-executive Chairman of Waterford Wedgwood plc and non-executive Chairman of eircom Limited.

(d) As at 15 June, 2002 (being the latest practicable date prior to the publication of this document), the interests of Sir Anthony O'Reilly and of the other members of the Concert Party in the Existing Issued Ordinary Share Capital of the Company, as notified to the Company was, and will subject to the stated assumptions, be as set out below.

Name	**Number of Existing Ordinary Shares**	**Percentage of Existing Issued Ordinary Share Capital**	**Number of New Ordinary Shares on basis of Assumptions**	**Percentage of Enlarged Issued Ordinary Share Capital on basis of Assumptions**
Sir Anthony O'Reilly	126,659,506*	44.05	1,268,022,16**	80.190
Lady O'Reilly	180,000	0.06	900,000	0.057
Tony O'Reilly Jnr	1,359,079	0.47	6,795,395	0.429
Cameron O'Reilly	17,446	0.006	87,230	0.005
Caroline Dempsey	16,539	0.006	82,695	0.005
Gavin O'Reilly	117,553	0.04	587,765	0.037
Justine O'Reilly Still	16,539	0.006	82,695	0.005
Susan Wildman	22,177	0.007	110,885	0.007
Total	128,388,839	44.656	1,276,668,834	80.737

* includes shares in the beneficial ownership of Fitzwilton, a company in which Sir Anthony O'Reilly is interested within the meaning of section 72 of the, 1990 Act;

** comprised of 126,659,506 Existing Ordinary Shares originally held, 495,492,924 Rights Issue Shares, being the *pro rata* entitlement associated with those New Ordinary Shares in which Sir Anthony O'Reilly is beneficially interested only and 645,869,739 Rights Issue Shares, being the balance of Rights Issue Shares falling to the Underwriter under the Rights Issue assuming that only members of the Concert Party take up their pro rata entitlements;

Assumptions: *This table has been prepared on the assumption that: (1) the Share Split is approved and becomes effective; (2) the allotment authorities relating to the Conversion Shares are granted and the Conversion Shares issued and allotted; (3) entitlements to the Rights Issue Shares are taken up by Sir Anthony O'Reilly pursuant to his irrevocable commitment to do so, and by each of the other members of the Concert Party only; and (4) Sir Anthony O'Reilly is called upon to take up his full underwriting commitment in respect of the balance of the Rights Issue.*

(e) During the period of 12 months preceding the date of this document, none of the members of the Concert Party have dealt for value in Ordinary Shares.

(f) The Concert Party is fully supportive of the strategy of the ARCON Group as set out in this document and has no intention to influence the strategy nor the business generally, nor any intention to introduce any major changes to the business or changes to the continued employment of the employees of the Group.

(g) There is no agreement, arrangement or understanding in place whereby the beneficial and/or legal ownership of any of the New Ordinary Shares acquired pursuant to the arrangements described in this document by any member of the Concert Party or persons connected with it will be transferred to any other party.

(h) Save for the Underwriting Agreement, upon which the Rights Issue is conditional, there is no agreement, arrangement or understanding in place between the Concert Party and any of the Directors, recent directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the Whitewash.

(i) There are no shareholdings in the Company which are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with the Company.

(j) Save for 371,114 Existing Ordinary Shares held by Davy Stockbrokers on behalf of discretionary clients and save for 1,142 Existing Ordinary Shares held by a partner in Matheson Ormsby Prentice professionally engaged in relation to the arrangements described in this document, there are no shareholdings in the Company owned or controlled by a subsidiary of the Company, by a pension fund of the Company or of a subsidiary of the Company, or by an associate of the Company as specified in paragraphs (d) and (e) of the definition of associate set out in the Takeover Rules, but excluding exempt market-makers.

(k) As at 15 June, 2002 (being the latest practicable date prior to the publication of this document), save for the irrevocable undertakings to take up Rights as referred to in Part 1 of this document, no arrangement exists between any person and the Concert Party, ARCON, or any associate of ARCON in relation to securities in ARCON including any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to securities in ARCON which may be an inducement to deal or refrain from dealing.

7. MATERIAL CONTRACTS

The following is a summary of all material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group within the three years immediately preceding the publication of this document and any other contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group which contain any provisions under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this document.

(i) Facility agreement ("Facility Agreement") dated 13 March, 1995, between (1) ARCON Mines Limited, (2) the Company, (3) Ulster Investment Bank Limited, (4) National Westminster Bank Plc and (5) other financial institutions under which a facility of up to US$60 million was made available to ARCON Mines Limited to finance the development of the Galmoy Mine. The terms and conditions of this agreement included an obligation on the part of the Company and ARCON Mines Limited to indemnify the lenders against inter *alia third* party claims made against them relating to any transaction financed by moneys advanced pursuant to the agreement and to any breach of environmental law. Pursuant to the terms of the Facility Agreement, ARCON Mines Limited agreed to charge all of its assets and undertaking save that it had the right to put to the Company (and the Company was entitled to call for) assets of ARCON Mines Limited clearly unrelated to the Galmoy Mine. In the event of a put or call being exercised but not being effective, those assets of ARCON Mines Limited not related to the Galmoy Mine project would be subject to the lenders security.

The Facility Agreement was amended, amended and restated and waived on 8 June 1995, 22 May 1996, 31 January 1997, 3 June 1997 and 29 August 1997 (together the "Amending Agreements"). The combined effect of the Amending Agreements was that at 4 October 1999 the amount of loans outstanding under the Facility Agreement was US$72,375,000 and the amount owing in respect of the overdraft facility granted to ARCON Mines Limited by Ulster Bank Limited was IR£2,187,500.

(ii) Restructuring agreement ("Restructuring Agreement") dated 4 October, 1999 between (1) ARCON Mines Limited; (2) the Company; (3) ARCON Exploration Plc; (4) Ulster Bank Markets Limited; (5) Ulster Bank Limited; (6) National Westminster Bank Plc; (7) the banks listed therein as Senior Lender; and (8) the banks listed therein as Subordinated Lenders (together the "Parties") under which the Parties entered into a restructuring arrangement whereby the Facility Agreement (at (i) above) was amended and restated in its entirety so that the terms applicable thereto became contained in their entirety in a Common Terms Agreement (at (iii) below) and a Senior Loan Agreement (at (iv) below). Simultaneously, the security documents in place under the Facility Agreement were amended and supplemented in order to ensure that all monetary and other obligations of ARCON Mines Limited to the lenders under all of the facility documents were secured. These obligations were also guaranteed by the Company and ARCON Exploration Plc who entered into mortgage debentures in connection therewith.

(iii) Common terms agreement ("Common Terms Agreement") dated 4 October 1999 as made between the Parties under which the banks named therein as the Senior Lenders granted to ARCON Mines Limited a credit facility (the "Senior Loan") in the aggregate principal amount of US$76,811,280, as more particularly set out in the Senior Loan Agreement (at (iv) below) and the banks named therein as the subordinated lenders granted to ARCON Mines Limited a credit facility (the "Subordinated Loan") in the aggregate principal amount of US$8,479,082, as more particularly set out in the Subordinated Loan Agreement (at (v) below). Under this agreement, ARCON Mines Limited, the Company and ARCON Exploration Plc (in some cases collectively and in some cases separately) entered into a number of covenants, representations and negative pledges in favour of the lenders. The indemnity contained in the Facility Agreement for third-party claims relating to transactions financed by the monies advanced and for any breach of environmental law was restated.

(iv) Senior loan agreement ("Senior Loan Agreement") dated 4 October, 1999 between (1) ARCON Mines Limited, (2) Ulster Bank Markets Limited, (3) National Westminster Bank Plc and (4) the Senior Lenders (as named therein) under which the Senior Loan of US$76,811,280 was granted (i) to finance the continued operation and maintenance of the Galmoy Mine project; (ii) to repay the Company for various costs and expenses; (iii) for the re-financing of indebtedness existing under the Facility Agreement (at (i) above); and (iv) for partial repayment of defined sums owing from ARCON Mines Limited to the Company to fund repayment of existing loans with Ansbacher Bankers Limited and the Governor and Company of the Bank of Ireland.

(v) Subordinated loan agreement ("Subordinated Loan Agreement") dated 4 October, 1999 between (1) ARCON Mines Limited, (2) Ulster Bank Markets Limited, (3) National Westminster Bank Plc and (4) the Subordinated Lenders (as named therein) under which the subordinated loan of US$8,479,082 was granted to be used by ARCON Mines Limited solely for the partial repayment of its indebtedness to the Company, who would then use such amounts as partial repayment of existing loans with Ansbacher Bankers Limited and the Governor and Company of the Bank of Ireland.

(vi) Working capital facility agreement ("Working Facility Agreement") dated 13 February 2002 between (1) ARCON Mines Limited; (2) Ulster Bank Ireland Limited; (3) National Westminster Bank Plc and (4) various banking institutions as Lenders (the "Working Capital Lenders") under which the Working Capital Lenders granted to ARCON Mines Limited a working capital credit facility in the aggregate principal amount of $500,000 to be used by ARCON Mines Limited solely to finance the continued operation and maintenance of the Galmoy Mine project and the payment of certain costs as previously agreed with National Westminster Bank Plc. This agreement constitutes a facility document interpreted in accordance with the provisions of the Common Terms Agreement (at (iii) above).

(vii) Restructuring agreement dated 19 June, 2002 between (1) ARCON Mines Limited (as Borrower), (2) the Company, (3) ARCON Exploration Plc, (4) Ulster Bank Ireland Limited, (5) National Westminster Bank Plc, and (6) various banking institutions which recites that the Lenders (as defined therein) agreed to transfer to Fairfield Holdings Limited portions of the loans due by the Borrower (being US$82 million) ("Transferred Loans") and have retained the balance of the loans as set out therein (being US$3.24 million) ("Retained Loans"). The agreement provides that from the effective date the terms and conditions applicable to the Retained Loans are no longer those contained in the Facility Agreement referred to at (i) above, and that the Retained Loans will be interest free, unsecured and not repayable until after the date on which Provisional Allotment Letters are issued pursuant to the Rights Issue; the Transferred Loans will continue to be governed by the Facility Agreement referred to at (i) above and secured by the existing security documents. The agreement provides that upon completion each of the Lenders will be deemed to have applied to the Company for and the Company will allot and issue to such Lender the number of Ordinary Shares in the capital of the Company at the Rights Issue Price as specified therein. The subscription price payable by each Lender will be satisfied by the Lender transferring to the Company that portion of the Retained Loan owing to the Lender as shall equal the value of the shares so allotted to it and any balance is deemed forever forgiven by such Lender. The agreement is conditional, *inter alia*, on Fairfield Holdings Limited entering into an agreement to acquire the Transferred Loans from the Lenders.

ARCON Mines undertakes to indemnify each of the Lenders against all losses, claims, damages, liabilities or other reasonable expenses relating to any violation of any environmental laws by the Borrower, or any Group Company which the Lenders would not have suffered or incurred had they not been a Lender.No time or value limits as to the indemnity are specified in this agreement.

(viii) Deed of appointment and retirement ("Deed of Appointment and Retirement") dated 19 June, 2002 between (1) ARCON Mines (the "Borrower"), (2) the Company, (3) ARCON Exploration Plc, (4) Ulster Bank, (5) National Westminster Bank Plc, and (6) Fairfield Holdings Limited providing for the appointment of Fairfield Holdings Limited as new administrative agent and new collateral agent in place of Ulster Bank Ireland Limited and National Westminster Bank Plc who retired as collateral agent and administrative agent, respectively, pursuant to the Facility Agreement referred to at (i) above.

(ix) Write down and amendment agreement ("Write Down and Amendment Agreement") dated 19 June, 2002 between (1) ARCON Mines Limited, (2) the Company, (3) ARCON Exploration Plc, and (4) Fairfield Holding Limited whereby Fairfield Holdings Limited agrees to write down the Transferred Loans (as defined in the Restructuring Agreement referred to at (vii) above) to US$20,000,000.Unless and until otherwise agreed between ARCON Mines Limited and Fairfield Holdings Limited, the interest rate on this amount shall be a variable rate, currently 8% per annum.

The Write Down and Amendment Agreement also stipulates that the Senior Loan Agreement referred to at (iv) above be amended by deleting the repayment schedule specified therein and replacing it as follows:

Semi Annual Payment Date	Principal Amount Repaid
30 June, 2003	$1,000,000
31 December, 2003	$1,000,000
30 June, 2004	$3,000,000
31 December, 2004	$3,000,000
30 June, 2005	$4,000,000
31 December, 2005	$4,000,000
30 June, 2006	$4,000,000

(x) Novation Agreement to be entered into following completion of the Rights Issue between (1) Original Lenders, (2) the Company, and (3) ARCON Mines Limited which provides that in consideration of the Company issuing shares to the Original Lenders (as defined therein) in accordance with the terms of the Restructuring Agreement referred to at (viii) above the parties agree that each of ARCON Mines and the Original Lender are released from their obligations from one another in respect of the Retained Loans and their respective rights against one another in respect of the Retained Loans are cancelled (the "Discharged Rights and Obligations") and ARCON Mines and the Company assume obligations to one another and acquire rights against one another in respect of the Retained Loans which are the same as the Discharged Rights and Obligations.

(xi) Letter of Waiver from Fairfield Holding Limited to the Company dated 19 June, 2002 waiving any existing events of default.

(xii) Restructuring agreement dated 19 June, 2002 between (1) the Company and (2) Indexia Holding Limited and (3) ARCON Zinc Limited whereby Indexia Holdings Limited agrees to transfer US$9,000,000 of the total debt outstanding to it to ARCON Zinc Limited. The Company has agreed to repay US$3,900,000 to Indexia Holdings Limited from the net proceeds of the Rights Issue. The balance of the debt, which will be unsecured, of US$1,890,000 and US$168,000 accrued interest incurs interest at a variable rate,currently 8% per annum and falls due for repayment from production cashflows of the Group.

(xiii) Novation agreement dated 19 June,2002 between (1) Indexia Holdings Limited, (2) ARCON Zinc Limited and (3) the Company whereby Indexia Holdings Limited agrees to novate US$9,000,000 of the total debt outstanding to it to ARCON Zinc Limited in consideration of €1.

(xiv) Underwriting Agreement dated 19 June, 2002 between (1) the Company, (2) the Directors, (3) Indexia Holdings Limited and Sir Anthony O'Reilly ("the Underwriters") under which Sir Anthony O'Reilly and Indexia Holdings Limited agree to underwrite, for nil commission, the Rights Issue other than in respect of Rights Issue Shares for which irrevocable undertakings have been obtained.

The Underwriting Agreement is conditional upon, *inter alia,* the passing by the Shareholders of the Resolutions set out in the Notice of EGM (without amendments), the posting of the Provisional Allotment Letters by 12 July, 2002 (or such later date as may be agreed between the parties) and admission of the Rights Issue Shares (nil paid) to the Official Lists and to trading on the Irish Stock Exchange's and the London Stock Exchange's main markets for listed securities having become effective by 15 July, 2002 or (if later) the business day following the posting of the Provisional Allotment Letters. The Underwriting is expected to become unconditional by no later than 16 August, 2002.

The Underwriting Agreement contains certain standard warranties given by the Company as to *inter alia*, the contents of the Listing Particulars, material breach of which would entitle the Underwriters to terminate the Underwriting Agreement prior to Admission. The Company has also indemified the Underwriters in respect of loss or damage suffered by the Underwriters in carrying out their obligations and services under the Underwriting Agreement (other than where such loss of damage arises from their negligence or willful default). No time or value limits as to the indemnity are specified in this agreement.

It is a term of the Underwriting Agreement that the Company and Davy, on the Company's behalf, will use reasonable endeavours to procure that Rights Issue Shares which are not taken up in the Rights Issue are placed at a price not less than the Rights Issue Price. To the extent that investors can be procured at a premium to the Rights Issue Price, the excess amount shall be applied in meeting the expenses of procurement (including applicable commissions) and any balance remaining will be distributed *pro rata* to persons originally entitled thereto, other than amounts of less than €3.80 which will be retained for the benefit of the Company. If Davy is unable to procure investors, or having concluded that it is unlikely that such investors can be procured, decides not to endeavour to procure investors, the relevant Rights Issue Shares will be subscribed for by the Underwriters.The obligations of the Underwriters under the Underwriting Agreement may be terminated prior to Admission where, *inter alia*, in the opinion of the Underwriters, there shall have occurred a material change in national or international economic, financial or political or stock market conditions which will or may prejudicially affect the Rights Issue or the Company. The Company has agreed to pay the legal costs and other expenses of the Underwriters in respect of the Underwriting Agreement.

8. SHARE OPTION SCHEMES

(a) 1997 Share Option Scheme

The current Share Option Scheme was established by an ordinary resolution of members on 26 March, 1997. The purpose of the Share Option Scheme is to provide for the granting of Share Options to eligible employees including Directors so as to enhance the ARCON Group's ability to attract, retain and motivate management of the necessary quality and to enable eligible employees to participate in the future growth of the Company.

(i) The scheme is administered by the Board who are empowered to grant share options in accordance with the rules of the scheme. The scheme is available to any employee including a Director in the service of the Company for at least 6 months or any subsidiary or associated company (as defined) and such person shall be nominated by the Board. For this purpose the Board shall have absolute discretion as to eligibility for participation in the scheme.

(ii) The exercise price of options is the Market Price per share (as defined in the scheme) multiplied by the number of shares to which the option relates.

(iii) Options are valid for a 10 year period from grant date but may not be exercised within a three year period of grant date. No option shall be exercisable after the participant shall cease to hold the office or employment by which he or she is eligible to participate in the scheme.

(iv) Options in respect of Ordinary Shares only are granted under the scheme. The aggregate nominal value of Ordinary Shares issued under this scheme and the Staff Share Option Scheme of 1986, details of which are summarised below, shall not exceed 5% of the aggregate nominal value of the total issued share capital of the Company from time to time.

(v) The consideration payable by participants in relation to the grant of each Option is €12.70.

As at 15 June, 2002, Options over 7,205,000 Existing Ordinary Shares remained outstanding at the following subscription prices and with the following expiry dates:

Number of Share Options	Expiry Date	Exercise Price € cent
590,000	March, 2007	58.66
200,000	March, 2007	59.86
1,360,000	June, 2009	19.00
40,000	October, 2009	20.00
400,000	April, 2010	22.00
380,000	May, 2010	23.00
755,000	November, 2010	19.00
315,000	June, 2011	10.00
3,000,000	September, 2011	6.00
165,000	November, 2011	6.00

(b) 1986 Share Option Scheme

The Company previously operated a share option scheme, established by an ordinary resolution of members on 22 August 1986 for a ten year period from that date, which has now expired.

The principal features of the scheme were:

(i) Participants were nominated by the Board and restricted to eligible employees and directors of the company or related companies under its control as defined therein.

(ii) The exercise price of Options was the higher of par and the market quotation on The Stock Exchange Irish Unit at close of trading on the day immediately before the option was granted.

(iii) Options were non-assignable.

(iv) Options could only be exercised within a ten year period of grant date.

(v) The consideration payable by participants in relation to the grant of each Option was the Irish pound equivalent of €12.70.

As at 15 June, 2002, Options over 4,625,250 Existing Ordinary Shares remained outstanding at the following subscription prices and with the following expiry dates:

Number of Share Options	Expiry Date	Exercise Price € cent
1,355,250	March, 2004	31.67
2,750,000	August, 2005	22.14
520,000	December, 2005	27.88

9. SUBSIDIARY UNDERTAKINGS OF ARCON

The Company is the holding company of the Group and has the following subsidiary undertakings, all of which (save for Atlantic Resources US Limited (US incorporated) and ARCON Resources Holdings Limited (Isle of Man incorporated), are incorporated in Ireland and all of which are wholly owned, either directly or indirectly, by the Company. The principal country of operation of each subsidiary undertaking is Ireland.

Name	Registered office	Nature of business
ARCON Mines Limited	*60 Merrion Road, Ballsbridge, Dublin 4.*	*Mining, mineral exploration, development and production*
ARCON Exploration Plc	60 Merrion Road, Ballsbridge, Dublin 4.	Mineral exploration
ARCON Resources Plc	60 Merrion Road, Ballsbridge, Dublin 4.	Non-trading
ARCON Zinc Limited	60 Merrion Road, Ballsbridge, Dublin 4.	Non-trading
ARCON Resources Holdings Limited	Sixty Circular Road, Douglas, Isle of Man	Non-trading
Atlantic Resources US Limited	1285 Avenue of the Americas, New York NY 10019-6064, USA	Non-trading

10. PERMITS AND LICENCES

The terms of the licence which is material to the Group's operations and on which the Group's operations are dependent, as is usual for a mineral exploration and production company, is set out below.

A State Mining Licence, dated 3 February 1995, was entered into between The Minister for Transport, Energy and Communications ("the Minister"), The Minister for Finance and ARCON Mines Limited under which, in consideration of the sum of IR£1,666,667 paid by ARCON Mines Limited to the Minister, ARCON Mines Limited was granted a licence to work certain minerals in Rathreagh, Whiteswall, Casteltown and Garrylaun, County Kilkenny for twenty-one years subject to the payment of an annual licence fee of IR£100,000 until the working of the minerals has ceased and thereafter at IR£20,000 per annum until the State Mining Licence has terminated. At the end of every third year of the term of the State Mining Licence, the licence fee is to be indexed in accordance with the fluctuations reflected in the Consumer Price Index. An annual royalty is also payable at the rate of 3% of the revenues until the minerals are worked out. The State Mining Licence provides that the licence fee shall be set off against the royalty fee payable in respect of the period for which the licence has been paid.

The licence required ARCON Mines Limited to establish a compensation bond of at least IR£1 million, indexed to inflation, to compensate for damage or nuisance caused by the working of the minerals or the exercise of any permission under the State Mining Licence and in accordance with the requirements set out in the planning permission for Galmoy Mine to establish a mine closure fund together with financial sureties in favour of Kilkenny County Council and the Minister of at least IR£4.5 million, indexed to inflation, in respect of restoration and rehabilitation of the mine area on closure of the mine. The Minister may from time to time review the adequacy of the IR£1 million compensation fund and require the same to be increased. ARCON Mines Limited and the Company have indemnified the Minister against any claims which may be brought against him by any party for compensation pursuant to Section 20 of the Minerals Development Act 1979 and ARCON Mines Limited has indemnified the Minister against any claims which may be brought against him in respect of, inter alia, any rights the subject of or affected by the State Mining Licence.

ARCON Mines Limited is currently negotiating with the Minister for a second state mining licence to work certain minerals in Rathreagh, County Kilkenny. The terms and conditions of the Licence are expected to be similar to those described above with the exception of the consideration and annual licence fee which are expected to be significantly reduced.

11. LITIGATION

No member of the Group is or has been engaged in, any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had in the twelve months preceding the date of this document a significant effect on the Group's financial position.

12. SIGNIFICANT CHANGES

Save for the write down of the debt due to Fairfield, the forgiveness of a portion of the debt due to Indexia, and the advancement by Indexia of further funds to the Company for working capital purposes, further information in relation to each of which is set out in the section entitled "Financial Restructuring" of Part 1 of this document, there has been no significant change in the financial or trading position of the Company since 31 December, 2001, being the date to which the latest published annual audited accounts of the Group were made up.

13. WORKING CAPITAL

The Directors are of the opinion that having regard to existing cash resources, and available bank and other financing facilities and taking into account the net proceeds of the Rights Issue, the ARCON Group has sufficient working capital for its present requirements, that is for at least the 12 month period from the date of this document.

14. PRINCIPAL INVESTMENTS

Save for the proposed expansion of the Galmoy Mine water treatment plant, access development, infrastructure installation and mill expansion, as set out in the section entitled "Use of Proceeds of the Rights Issue" at Part 1 of this document, no principal investments are being or are proposed to be made by the Company nor any member of the Group. No firm commitments in significant future investments have been made by the Directors.

15. GENERAL

(a) The average number of employees of the Group (excluding the executive Directors) during each of the last three years ending 31 December, 2001 was 202 (for 2001), 171 (for 2000) and 162 (for 1999).

(b) The annual accounts of the Company for each of the three financial years ended 31 December, 1999, 31 December, 2000 and 31 December, 2001 upon which unqualified reports have been given, have been audited by Andersen, Chartered Accountants and Registered Auditors of Andersen House, International Financial Services Centre, Dublin 1, Ireland.

(c) The financial information relating to ARCON contained in this document does not constitute accounts within the meaning of the Act.

(d) Andersen, Chartered Accountants and Registered Auditors of Andersen House, International Financial Services Centre, Dublin 1, Ireland have given and not withdrawn their written consent to the inclusion in this document of their letter relating to the pro forma balance sheet, and the references thereto and to their name, in the form and context in which they are included for the purposes of Section 46 of the Companies Act 1963.

They have also authorised the contents of the letter referred to above to be included in this document for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 of the United Kingdom.

(e) Davy Stockbrokers and Davy Corporate Finance Limited, both of Davy House, 49 Dawson Street, Dublin 2, Ireland have each given and have not withdrawn their written consent to the issue of this document with the inclusion herein of its name, and, in the case of Davy Corporate Finance Limited, its advice, and the references thereto in the form and context in which they appear. Davy Corporate Finance Limited have authorised Part 2 of this document for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 of the United Kingdom.

(f) The expenses of and incidental to the Share Split and the Rights Issue and the listing of the New Ordinary Shares and the Rights Issue Shares (including registration and listing fees, the costs of printing, advertising and distributing this document and legal and accountancy fees) are estimated to be €1 million (excluding VAT) and are payable by the Company. This assumes that no commission on the placing by Davy of Rights Issue Shares not taken up under the Rights Issue falls payable by the Company.

(g) The total costs and expenses relating to the Rights Issue are estimated to amount to approximately €875,000 million (exclusive of VAT) and are payable by ARCON.

(h) The New Ordinary Shares, the Rights Issue Shares and the Conversion Shares will be in registered form but title to the issued Ordinary Shares may be transferred by means of CREST and will rank *pari passu* in all respects with each other . Provisional Allotment Letters which will be capable of renunciation (partly paid or fully paid, during the periods set out in the indicative timetable of principal events contained in this document) will be issued in respect of the Rights Issue Shares. It is expected that definitive certificates relating to the Rights Issues Shares will be despatched on or before 30 August 2002, and relevant CREST accounts will be credited with the Rights Issue Shares, on 27 August, 2002.

(i) There has been no public takeover offer by a third party in respect of the Company's shares nor any public takeover by the Company in respect of another company's shares during the financial year ended 31 December, 2001 or during the current financial year up to 15 June, 2002 (being the latest practicable date prior to the despatch of this document).

(j) Neither the New Ordinary Shares, nor the Rights Issue Shares, nor the Conversion Shares have been marketed or are available in whole or in part to the public other than, in the case of the Rights Issue Shares, to Existing Shareholders in connection with the Rights Issue.

(k) Within the twelve months immediately prior to the date of this document, there has been no interruption to the Group's business which has had a significant effect on the Group's financial position.

(l) Notices of meetings and other notices may be given to Shareholders by post at their registered address, which may be in Ireland or elsewhere.

16. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Matheson Ormsby Prentice, 30 Herbert Street, Dublin 2, Ireland and Matheson Ormsby Prentice, Third Floor, Pinnacle House, 23-26 St. Dunstan's Hill, London EC3R 8HN, England during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including 2 August, 2002:

(a) the Memorandum and Articles of Association of the Company;

(b) the proposed new Articles of Association of the Company amended in accordance with Resolutions No.3 and No.4;

(c) the rules of the Share Option Schemes;

(d) the consolidated audited accounts of ARCON and its trading subsidiaries for the financial year ended 31 December, 2001, 31 December, 2000 and 31 December, 1999;

(e) the Annual Report;

(f) the Notice of Annual General Meeting and the Form of Proxy for use at the Annual General Meeting;

(g) the Report from Andersen on the Pro Forma Balance Sheet for the ARCON Group as set out in Part 5 of this document;

(h) the letter from Davy Corporate Finance as set out in Part 2 of this document:

(i) the service agreements of the Directors referred to in paragraph 4(d) of this Part 7;

(j) the Relationship Agreement referred to in paragraph 5(d) of this Part 7;

(k) the material contracts referred to in paragraph 7 of this Part 7;

(l) the consent letters referred to in paragraphs 15(d) and 15(e) of this Part 7;

(m) the letter from the Panel to Davy Corporate Finance dated 30 May, 2002, granting to the Concert Party, subject to the specified conditions, a waiver of the potential general offer obligation under Rule 9 of the Takeover Rules;

(n) a draft Provisional Allotment Letter;

(o) the irrevocable commitment of Sir Anthony O'Reilly to subscribe for his *pro rata* entitlement under the Rights Issue; and

(p) this document.

Dated: 19 June, 2002

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires or unless it is otherwise specifically provided:

"Act"	the Companies Act, 1963 of Ireland (as amended);
"the 1983 Act"	the Companies (Amendment) Act, 1983 of Ireland and every statutory, extension, modification or re-enactment thereof from time to time in force;
"the 1990 Act"	the Companies Act, 1990 of Ireland and every statutory extension, modification or re-enactment thereof from time to time in force;
"the 1996 Regulations" or "the Regulations"	the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 of Ireland (S.I. No 68 of 1996);
"Admission"	where the context requires, admission of the New Ordinary Shares and/or of the Rights Issue Shares, either nil or fully paid, and/or of the Conversion Shares to the Official Lists and to trading on the Irish Stock Exchange's and the London Stock Exchange's respective main markets for listed securities;
"Annual General Meeting" or "AGM"	the Annual General Meeting of the Company convened to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland on 12 July, 2002 at 10.00 a.m.;
"Annual Report"	the 2001 annual report of ARCON International Resources P.l.c.;
"Articles"	the Articles of Association of the Company;
"Australia"	the Commonwealth of Australia, its states, territories and possessions;
"Banking Syndicate"	a syndicate of eight banks, administered by National Westminster Bank Plc;
"Board"	the board of Directors of the Company;
"Business Day"	any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof;
"certificated" or "in certificated form"	an Ordinary Share which is not in uncertificated form;
"Closing Date"	2 August, 2002, the latest date for acceptance and payment in full under the Rights Issue;
"Company", "ARCON" or "ARCON International Resources"	ARCON International Resources P.l.c.;

"Concert Party"	Sir Anthony O'Reilly and members of his family, further details in relation to whom are set out at the section of Part 1 entitled 'Waiver of Obligation to Make a General Offer under Rule 9" and at paragraph 6 of Part 7 of this document;
"Conversion Shares"	143,751,165 new Ordinary Shares to be issued to the Banking Syndicate as part of the arrangements relating to the debt restructuring, details of which are set out in Part 1 of this document;
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator;
"CRESTCo"	CrestCo Limited, the operator of CREST;
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Daily Official List"	the Daily Official List of the Irish Stock Exchange;
"Davy Corporate Finance" or "DCF" or Davy	Davy Corporate Finance Limited;
"Davy Stockbrokers"	J&E Davy, trading under its registered business name Davy Stockbrokers, registered in Ireland with number 106680, whose office is at Davy House, 49 Dawson Street, Dublin 2, Ireland;
"Deferred Shares"	the deferred shares of €0.05 each in the capital of the Company, arising on the sub-division of the Ordinary Shares, which are non-voting and carry no dividend rights;
"Directors"	the directors of the Company at the date of this document, whose names are set out on page 5 of this document;
"Enlarged Issued Ordinary Share Capital"	the issued share capital, as adjusted for the Share Split together with the Rights Issue Shares and the Conversion Shares;
"Existing Ordinary Shares" or "Existing Shares" or "Existing Issued Ordinary Share Capital"	the 287,502,332 Ordinary Shares of €0.06 each in the capital of the Company in issue as of 15 June, 2002 (being the latest practicable date prior to the publication of this document);
"Existing Shareholders"	holders of Existing Ordinary Shares;
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company convened for 10.15 a.m. on 12 July, 2002 including any adjournment thereof (or as soon as possible thereafter as the AGM shall have been concluded or adjourned), notice of which is set out at the end of this document;
"Fairfield"	Fairfield Holdings Limited, a private company incorporated in Cyprus and wholly owned and controlled by Sir Anthony O'Reilly;
"Form of Proxy"	the Form of Proxy for use by ARCON Shareholders in connection with the EGM;
"FSMA"	the Financial Services and Markets Act 2000 of the United Kingdom;

"Galmoy Mine"	the area for which planning permission has been obtained;
"Galmoy Trend"	the prospective geological area stretching 13 kms from Rapla in the north east through the Galmoy Mine to the Lisheen mine in the south west;
"Group" or "ARCON Group"	the Company and its subsidiary undertakings;
"High Court"	the High Court of Ireland;
"Independent Directors"	for the purpose of the Waiver only, the Directors other than Tony O'Reilly Jnr.;
"Independent Shareholders"	for the purpose of the Waiver only, the Shareholders other than members of the Concert Party;
"Indexia"	Indexia Holdings Limited, a private company incorporated in Cyprus and wholly owned and controlled by Sir Anthony O'Reilly;
"Ireland"	the island of Ireland, excluding Northern Ireland and the word Irish shall be construed accordingly;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;
"Issue Price" or "Rights Issue Price"	€0.025 per Rights Issue Share;
"Japan"	Japan, its possessions and territories and all areas subject to the jurisdiction or any political sub-division thereof;
"Listing Particulars"	this document dated 19 June, 2002;
"Listing Rules"	the listing rules of the Irish Stock Exchange and/or where appropriate the listing rules of the UK Listing Authority;
"London Stock Exchange"	London Stock Exchange plc;
"New Ordinary Shares" or "New Shares"	New Ordinary Shares of nominal value €0.01 each to be issued in substitution for the Existing Ordinary Shares pursuant to the Proposed Share Split which will, on issue and when fully paid, rank *pari passu* in all respects with each other with regard to dividend entitlements, interests and all other obligations and/or as the context requires, the Rights Issue Shares and the Conversion Shares;
"Notice"	the Notice of Extraordinary General Meeting set out at the end of this document;
"Official Lists"	the Official List of the Irish Stock Exchange and/or, as appropriate, the Official List of the UK Listing Authority;
"Optionholders"	the holders of options under the Share Schemes;
"Ordinary Shares" or "Existing Shares"	ordinary shares of €0.06 each in the capital of the Company;
"Overseas Shareholders"	Shareholders who are resident in, or who are citizens of, or who have registered address in, territories other than Ireland or the United Kingdom;
"Panel"	The Irish Takeover Panel, established under the Irish Takeover Panel Act, 1997;

"Preliminary Results"	the preliminary results of the Company for the year ended 31 December, 2002 dated 19 June, 2002
"Proposals"	the Share Split, the granting of allotment authorities for the purposes *inter alia* of the completion of the Rights Issue and the issue and allotment of the Conversion Shares, the increase in the authorised share capital, and the Whitewash as further described in this document;
"Provisional Allotment Letter(s)" or "PAL"	the renounceable provisional allotment letter(s) to be despatched to Qualifying Shareholders (other than certain overseas Shareholders) pursuant to the Rights Issue;
"Qualifying Shareholders"	holders of Existing Ordinary Shares on the Company's register of Shareholders at the Record Date (save as otherwise provided in paragraph 6 of Part 3 of this document);
"Qualifying CREST Shareholders"	Qualifying Shareholders whose Ordinary Shares on the Company's register at the Record Date are in uncertificated form;
"Qualifying Non-CREST Shareholders"	Qualifying Shareholders whose Ordinary Shares on the Company's register at the Record Date are in certificated form;
"Rapla"	the prospective area lying 5 km northeast of the Galmoy Mine;
"Readmission"	the restoration of listing and trading of the Existing Ordinary Shares on the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange;
"Relationship Agreement"	the agreement dated 19 June, 2002 regulating the relationship between the Company and Sir Anthony O'Reilly, details of which are set out in paragraph 5(d) of Part 7 of this document;
"Record Date"	the close of business on 9 July, 2002;
"Registrars"	Capita Corporate Registrars Plc;
"Resolutions"	the resolutions to be proposed at the EGM, as set out in the Notice of EGM;
"Rights"	rights to acquire Rights Issue Shares in the Rights Issue;
"Rights Issue"	the proposed underwritten, issue to Qualifying Shareholders of Rights Issue Shares by way of Rights of 4 Rights Issue Shares for every 1 New Ordinary Share deemed to be held on the Record Date assuming the Share Split had been effective as of that date, on the terms and subject to the conditions contained or referred to in this document and the Provisional Allotment Letter;
"Rights Issue Shares"	the new Ordinary Shares to be issued pursuant to the Rights Issue;
"Securities Act"	United States Securities Act of 1933, as amended;
"Shareholders"	holders of Ordinary Shares;

"Share Options" or "Options"	options granted pursuant to the terms of the Share Option Schemes;
"Share Option Scheme(s)"	the 1986 Share Option Scheme, which has now expired and the 1997 Share Option Scheme;
"Share Split" or "Split"	the split of each Existing Ordinary Share of nominal value €0.06 each into 1 New Ordinary Share of nominal value €0.01 each and 1 Deferred Share of nominal value €0.05 each, further details of which are set out at the paragraph entitled "Share Split" of Part 1 of this document;
"State Mining Licence"	the licence entered into between The Minister for Transport, Energy and Communications, The Minister for Finance and ARCON Mines Limited, details of which are summarised at paragraph 10 of Part 7 of this document;
"Stock Exchanges"	the Irish Stock Exchange and the London Stock Exchange;
"subsidiary"	shall be construed in accordance with the Act;
"subsidiary undertakings"	shall have the meaning given by the European Communities (Companies) (Group Accounts) Regulations, 1992;
"Takeover Rules"	the Irish Takeover Panel Act, 1997, Takeover Rules, 2001;
"Underwriters"	Sir Anthony O'Reilly of Castlemartin, Kilcullen, Co. Kildare and Indexia Holdings Limited of 2 Agapinoros Street, Iris Tower, 6th Floor Flat. 602, 1076 Nicosia, Cyprus;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services & Markets Act, 2000 of the United Kingdom;
"United States" or "US"	United States of America, its territories and possessions, any state of the United States, the District of Columbia and all other areas subject to the jurisdiction of the United States of America;
"uncertificated" or "in uncertificated form"	Ordinary Shares recorded on the Company's register of Ordinary Shares as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of an instruction and in accordance with the rules of CREST;
"Waiver Resolution"	Resolution No. 7 in the Notice, an ordinary resolution which, in compliance with the conditions imposed by the Panel, provides for the approval by Independent Shareholders of the increase in Ordinary Shares held and percentage represented by the holding of the Concert Party in the circumstances referred to in this document without triggering an obligation to make a general offer for the balance of the issued ordinary share capital of the Company; and
"Whitewash"	the waiver of the obligation of the Concert Party to make a general offer for the balance of the issued share capital of the Company in the circumstances described, and subject to the conditions specified in the section entitled "Waiver of Obligation to make a General Offer under Rule 9" of Part 1 of this document.

Notes:

(i) Unless other stated in this document, all reference to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii) The symbols "€" and "c" refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic & Monetary Unit Act, 1998. The symbols "US$" or "$" refer to US dollars. Save for in Parts 4 and 5 of this document, and unless otherwise stated, all euro amounts referred to herein have been converted to US$ at the following exchange rate, being the reference rate issued by the European Central Bank on 14 June, 2002 (the latest practicable date for this purpose prior to the publication of this document) €1: US$0.9478.

(iii) Words importing the singular shall include the plural and *vice versa* and words importing the masculine gender shall include the feminine or neutral gender.

GLOSSARY OF TERMS AND MEASURES

The following words and expressions are used in this document in the sense described below:

assay	the determination of valuable minerals in a sample
backfill	cemented tailings which are pumped to stopes after completion of mining
cut off	ore of lower grade is excluded from statement
diamond drilling	drilling method which obtains a cylindrical core of rock by drilling with an annular diamond impregnated bit to recover samples
dolomite	a calcium and magnesium carbonate mineral
drill core	cylindrical core of rock obtained by diamond drilling
exploration drilling	diamond drilling to explore the geological formations for ore
fault	a fracture in the earth, one side of which is displaced with respect to the other
galena	lead sulphide
gangue minerals	minerals with no economic value
grade (of ore)	the relative quantity or the percentage of mineral content in an ore body
intersection	interval of material cut by sample or drill hole between two defined points
mineralisation	the concentration of minerals and their chemical compounds within a body of rock
LHD	a vehicle that can Load and Haul broken rock to the Dump site
NSR	net smelter return, paid value of metals in concentrates after treatment and smelter charges
ore	a mineral of sufficent value, both in quantity and quality, which can be mined at a profit
orebody	the part of the geological structure that carries the ore
pyrite	iron sulphide
reserve	that part of a resource which can be mined legally and at a profit under econnomic conditions that are generally accepted as reasonable Proven reserve is the estimated quantity and grade of that part of a measured resource for which size, grade and distribution of values, together with technical and economic factors, are so well established that there is the highest of confidence in the estimate. The term is restricted to that part of the deposit being mined, or being developed and for which there is a mining plan Probable reserve is the estimated quantity and grade of that part of an indicated resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and legal factors, at a confidence level that allows positive decisions on capital expenditures

resource	A deposit or concentration of material in such quantity and at such grade that extraction of the material at a profit is potentially possible. Measured resource is the estimated quantity and grade of that part of the deposit for which size, configuration and grade have been very well established that a reliable grade and tonnage estimate can be made Indicated resource is the estimated quantity ore grade of that part of the deposit for which the continuity of grade, together with the extent and shape, are so well established that a reliable grade and tonnage estimate can be made Inferred resource is the estimated quantity and grade that is determined on the basis of limited sampling, but for which there is sufficient geological information and reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit;
room and pillar mining	a system of mining in which part of the ore is mined out and the rest is left in place as pillars for support
recovery	i) the proportion of the economic metal obtained by processing of an ore; or ii) in the context of drilling, the ore recovered from the linear distance drilled expressed as a percentage
sphalerite	zinc sulphide
stope	collection of room and pillars typically 50m x 80m
structure	mineralised or non-mineralised geological feature
sulphide	a compound of sulphur
tailings	ground rock remaining after processing to recover zinc and lead

Abbreviations

km	kilometre
Pb	the chemical symbol for lead
sq km or km^2	square kilometres
t	tonne
t.p.a.	tonnes per annum
Zn	the chemical symbol for zinc
ZnEq	Zinc equivalent (=%Zn grade + $\frac{1}{2}$%Pb grade)

ARCON INTERNATIONAL RESOURCES P.l.c.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Company will be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland on 12 July, 2002 at 10.15 a.m. (or as soon as possible thereafter as the Annual General Meeting of the Company, convened for the same date and at the same place, shall have concluded or been adjourned) to consider and, if thought fit, pass the following resolutions of which Resolutions 1,2,3,4,5,6 and 8 will be proposed as Special Resolutions and Resolution 7 will be proposed as an Ordinary Resolution:

1. THAT, conditional on the passing of Resolution 2 below and Resolution 6 below, each of the issued Ordinary Shares of €0.06 each in the capital of the Company at the date hereof be and is hereby sub-divided and converted into 1 Ordinary Share of €0.01 each ("New Ordinary Share"), such New Ordinary Shares having the same rights as the existing Ordinary Shares of €0.06 each from which they are derived, and 1 Deferred Share of €0.05 each ("Deferred Shares"), each such Deferred Share having the rights and being subject to the restrictions set out in the Articles of Association of the Company as amended by Resolution 3 below; and each of the unissued Ordinary Shares of €0.06 each in the capital of the Company be and is hereby subdivided into 6 unissued ordinary shares of €1 each.

2. THAT, conditional upon the passing of Resolution 1 above, the authorised share capital of the Company be and is hereby increased from €24,000,000 to €36,000,000 by the creation of an additional 1,200,000,000 Ordinary Shares of €0.01 each in the capital of the Company ranking *pari passu* in all respects with the existing Ordinary Shares of €0.01 each in the capital of the Company resulting from the sub-division referred to in Resolution 1 above.

3. THAT, conditional upon the passing of Resolution 1 and Resolution 2, the Articles of Association of the Company be amended as follows:

   3.1 by the deletion of the first paragraph of Article 2 and the substitution therefor of the following: "The Share Capital of the Company is €36,000,000 divided into 2,162,488,340 Ordinary Shares of €0.01 each and 287,502,332 Deferred Shares of €0.05 each ("Deferred Shares")".

   3.2 the insertion at the end of Article 2 of the following as Article 2A:

   "The rights, entitlements and restrictions attaching to the Deferred Shares shall be as follows:

   (i) as regards income:
   the Deferred Shares shall not entitle the holders thereof to receive a dividend or other distribution;

   (ii) as regards voting:
   the Deferred Shares shall not entitle the holders thereof to receive notice of or to attend or vote at any General Meeting of the Company;

   (iii) as regards capital:
   on a return of capital on a winding up of the Company the holders of Deferred Shares shall only be entitled to receive the amount paid up on such shares after the holders of the Ordinary Shares have received the sum of €1,000,000 for each Ordinary Share held by them and shall have no other right to participate in the assets of the Company;

   (iv) as regards transfer:

   the Company is authorised at any time to appoint any person to execute on behalf of the holders of Deferred Shares a transfer thereof and/or an agreement to transfer the same, without making any payment to the holders thereof and persons so entitled, to such persons as the Company may determine as holder thereof beneficially entitled thereto;

(v) as regards variation of rights:

(1) the passing by the Company of any resolution for a reduction of capital involving the cancellation of the Deferred Shares without any repayment of capital in respect thereof, or a reduction of share premium account, or the obtaining by the Company or the making by the Court of an order confirming any such reduction of capital or share premium account or the making effective of such order; or

(2) the purchase by the Company in accordance with the provisions of the Companies Acts 1963 to 2001 ("the Acts") of any of its own shares or other securities or the passing of a resolution to permit any such purchase;

shall constitute a variation or abrogation of rights attending to the Deferred Shares; and

(vi) as regards further issues:

the rights conferred by the Deferred Shares shall not be varied or abrogated by the creation or issue of further shares ranking pari passu with or in priority to the Deferred Shares.

4. THAT, subject to the passing of Resolutions 1 to 3 and subject to confirmation of the High Court:

4.1 the capital of the Company be reduced from €36,000,000 divided into 2,162,488,340 Ordinary Shares of €0.01 each and 287,502,332 Deferred Shares of €0.05 each to €21,624,883.40 divided into 2,162,488,340 Ordinary Shares of €0.01 each, and that such reduction of capital be effected by cancelling each of the issued Deferred Shares of €0.05 each;

4.2 the Articles of Association of the Company be amended by the deletion of the first paragraph of Article 2 (as adopted pursuant to Resolution 3 above) and the insertion of the following:
"The Share Capital of the Company is €21,624,883.40 divided into 2,162,488,340 Ordinary Shares of €0.01 each."
and the deletion of Article 2A (as adopted pursuant to Resolution 3.2 above).

5. THAT, the Directors be and they are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot and issue relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act 1983 (the "1983 Act")) and the maximum amount of relevant securities as aforesaid which can be allotted under this authority shall be the authorised but as yet unissued share capital of the Company at the close of business on the date of this Resolution provided that:

(i) this authority shall, subject to section 23(3) of the 1983 Act, expire at the close of business on the date five years from the date of the passing of this Resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(ii) the Company may, pursuant to this authority, make an offer or agreement before the expiry of this authority or any renewal or variation thereof which would or might require relevant securities to be allotted or issued after expiry of such authority and the Directors may allot and issue relevant securities in pursuance of any such offer or agreements as if the authority conferred hereby had not expired.

6. THAT, subject to the passing of Resolution 5 above, the Directors be and they are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act 1983 (the "1983 Act") to allot equity securities (within the meaning of Section 23 of the said Act) for cash pursuant to the authority conferred on them by the said Resolution 5 as if the restrictions in sub-section (1) of Section 23 did not apply to any such allotment, provided however that the power hereby conferred shall be limited to:

(i) the allotment of Conversion Shares (as defined in the document dated 19 June, 2002 addressed to the shareholders of the Company and any further documentation issued to the shareholders of the Company prior to the Extraordinary General Meeting (the "Listing Particulars")) to the Banking Syndicate (as defined in the Listing Particulars) respectively pursuant to and in accordance with the debt restructuring proposals as described in the Listing Particulars;

(ii) the allotment of equity securities in connection with or pursuant to an offer of equity securities by way of rights issue, open offer or otherwise to the holders of ordinary shares and/or any other persons entitled to participate therein (including without limitation any holders of options under the Company's share option scheme(s) for the time being) in proportion (as nearly as may be) to their respective holdings of ordinary shares (or, as appropriate, the number of ordinary share which such other persons are for the purposes of such offer deemed to hold) on a record date fixed by the Directors (whether before or after the date of this

meeting) and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements or otherwise howsoever;

(iii) pursuant to the terms of any scheme for Directors and/or employees of the Company and/or its subsidiaries approved by the shareholders of the Company in general meeting;

(iv) otherwise than pursuant to sub-paragraphs (i) to (iii) above, having, in the case of relevant shares (as defined in section 23 of the 1983 Act), a nominal amount or, in the case of any other equity securities, giving the right to subscribe for or convert into relevant shares, having a nominal amount, not exceeding in aggregate €1,581,262 (corresponding to 10%) of the Enlarged Issued Ordinary Share Capital as defined in the Listing Particulars;

provided in each case the power shall, unless revoked or renewed in accordance with the provision of Section 24 of the 1983 Act, expire on the earlier of fifteen months from the date of passing this Resolution and the conclusion of the next Annual General Meeting of the Company unless previously renewed, varied or revoked by the Company in general meeting, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted or issued after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

7. THAT, having regard to the conditions to the grant of a waiver under Rule 9 of the Irish Takeover Panel Act, 1997, Takeover Rules 2001 ("Takeover Rules") by the Irish Takeover Panel as described in the document dated 19 June, 2002 addressed to the shareholders of the Company,(the "Listing Particulars"), the increase in the percentage of the issued share capital of the Company owned or controlled by Sir Anthony O'Reilly (or any person acting or deemed to be acting in concert with him for the purposes of the Takeover Rules) pursuant to the Rights Issue (as defined in the Listing Particulars) and any underwriting arrangements (as described in the Listing Particulars) up to a maximum of 80.7%, without triggering an obligation under the Takeover Rules on such one or more of the members of the Concert Party, as the Panel shall direct, to make a general offer for the balance of the issued ordinary share capital of the Company, be and is hereby approved.

8. THAT in the event that any of Resolutions 1 to 7 above are not approved, the Directors be and are hereby authorised to exercise all the powers of the Company and empowered, pursuant to Section 24 of the Companies Amendment Act,1983 (the "1983 Act") to allot and issue 28,750,232 Ordinary Shares in the capital of the Company to the Banking Syndicate (as defined in the document dated 19 June, 2002 addressed to the Shareholders of the Company (the "Listing Particulars"), in consideration of the forgiveness of debt owed by the Company to such Banking Syndicate in accordance with the proposals described in the Listing Particulars, as if the restrictions in sub-section (1) of Section 23 of the 1983 Act did not apply to such allotment.

By order of the Board
Michael Graham
Company Secretary

Registered Office
60 Merrion Road,
Ballsbridge,
Dublin 4,
Ireland.

19 June, 2002

Notes:

A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

A Form of Proxy for use at the EGM is attached. To be effective, the Form of Proxy, together with any Power of Attorney or other authority under which it is executed, or a notarially certified copy thereof, must be completed and reach the Company's Registrars, Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) not less than forty-eight hours before the time for the holding of the meeting.

The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised offer or attorney.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

Only those Shareholders on the register of members of the Company as at 6.00p.m. on 10 July, 2002 will be entitled to attend and vote at the Extraordinary General Meeting and may also only vote in respect of the number of shares registered in their name at that time.

ARCON INTERNATIONAL RESOURCES P.l.c.

- FORM OF PROXY -

For use at the Extraordinary General Meeting

To be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland on 12 July, 2002 at 10.15 a.m. (or as soon as possible thereafter as the Annual General Meeting of the Company convened for 10.00 a.m. on the same date and at the same place shall have been concluded or adjourned) and at any adjournment thereof.

I/We ....
(see note (a) below)

of ....

being a member(s) of the above named Company hereby revoke all previous forms of proxy in respect of the Resolutions summarised below and appoint the Chairman of the meeting or (see note (d) below)

or ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the EGM of the Company to be held at The Westbury Hotel, Grafton Street, Dublin 2, Ireland on 12 July, 2002 at 10.15 a.m. (or as soon as possible thereafter as the Annual General Meeting of the Company convened for 10.00 a.m. on the same date and at the same place shall have been concluded or adjourned) and at any adjournment thereof. The proxy may also vote or abstain from voting as he thinks fit on any other business (including amendments to the resolutions) which may properly come before the meeting.

Please indicate with an "X" in the box below how you wish your vote to be cast in respect of each of the resolutions, the details of which are set out in the notice convening the meeting.

Resolutions	*For*	*Against*
(1) To approve the Share Split	☐	☐
(2) To increase the authorised share capital of the Company	☐	☐
(3) To amend the Articles of Association	☐	☐
(4) To effect a capital reduction	☐	☐
(5) To authorise the Directors to allot securities	☐	☐
(6) To authorise the Directors to dis-apply statutory pre-emption rights	☐	☐
(7) To approve the Waiver Resolution	☐	☐
(8) To authorise the Directors to allot securities to the Banking Syndicate	☐	☐

If no specific direction as to voting is given, the proxy will vote or abstain at his/her discretion.

Dated 2002

Signatures: ....

NOTES:

(a) To be effective, the Form of Proxy, together with any Power of Attorney or other authority under which it is executed, or a notarially certified copy thereof, must be completed and reach the Company's Registrars, Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand) not less than forty-eight hours before the time for the holding of the meeting.

(b) This Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised offer or attorney.

(c) In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

(d) If you desire to appoint a proxy other than the Chairman of the meeting, please insert the proxy's name in block letters in the space provided and delete the words "the Chairman of the meeting or".

(e) A proxy need not be a member of the Company but must attend the meeting in person to represent you.

(f) If no specific directions are given, the proxy will vote or abstain from voting at his/her discretion.

(g) The completion and return of this Form of Proxy will not preclude a member from attending and voting at the meeting should he/she so wish.

FOLD 2

Affix
Postage
Stamp
Here

Capita Corporate Registrars Plc
PO Box 7117,
Dublin 2
Ireland.

FOLD 3
(then turn in)

FOLD 1